128

07028947

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

BEST AVAILABLE COPY

REGISTRANT'S NAME JD Group

BEST AVAILABLE COPY

*CURRENT ADDRESS

**FORMER NAME

BEST AVAILABLE COPY

PROCESSED
JAN 07 2008
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 04401

FISCAL YEAR 8-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 1/3/08

082-4401

8-31-07
AR/S

JD GROUP

One group, one year, one strategy . . .

Annual Report 2007

strategic planning – our focus...

JD Group, a mass consumer financier, is South Africa's leading differentiated furniture, appliances, electronic goods, home and office automation retailer, operating nationally through three business divisions and nine brands, and internationally with one business division and one brand in Poland.

The JD Group, through its three national business divisions and 10 brands, covers the mass middle market and services the market through 1 078 business units.

JD Group generates annual revenue of R12,9 billion and an annual cash inflow of R12,1 billion from trading activity.

Each brand is positioned in the mass middle market in a differentiated way with a specific focus on a market segment, brand identity and store layout, merchandise range and market profile.

FINANCIAL HIGHLIGHTS

		31 August 2007	31 August 2006
Revenue	Rm	**12 907**	11 939
Profit attributable to shareholders	Rm	**1 077**	1 457
Total assets	Rm	**9 845**	10 115
Shareholders' equity	Rm	**5 798**	5 626
Gearing ratio	%	**1,3**	(5,4)
Operating margin	%	**11,9**	17,0
Headline earnings per share	cents	**601,3**	823,5
Cash equivalent dividends per share	cents	**303,0**	412,0
Net asset value per share	cents	**3 221,3**	3 160,5
Return on assets managed	%	**21,3**	29,6
Return on average shareholders' equity	%	**18,9**	28,0

Note: Definitions of the terms above are reflected on page 92 of the annual financial statements.

Revenue


R million
15 000
12 000
9 000
6 000
3 000
0
4 083
5 966
9 056
9 933
11 939
02
03
04
05
06
07

Headline earnings per share


cents
1 000
800
600
400
200
0
226,5
340,5
518,5
697,6
823,5
02
03
04
05
06
07

Net asset value per share


cents
3 500
3 000
2 500
2 000
1 500
1 000
500
0
1 715,1
2 033,0
2 297,0
2 717,0
3 160,5
02
03
04
05
06
07

10 core brands
one objective

Driving the business forward

The dynamics of the mass middle market in South Africa continues to change at a faster pace. The implementation of the National Credit Act (NCA) has demanded a reassessment of this market segment by all retailers and financial services providers. The race to compete in the space of the mass middle market has changed significantly and will continue to do so. Repositioning in this market is therefore mission critical for sustainable future growth.

This has resulted in a process of significant repositioning by a number of industry players including the JD Group as reflected in its new business and operating model for the future.

The decision of the Group to reposition itself in four autonomous business divisions is as follows:

- Traditional retail
- Cash retail
- Financial services
- International retail

Traditional retail

Seven of the brands, Barnetts, Price 'n Pride, Joshua Doore, Russells, Bradlows, Morkels and Electric Express offer a wide differentiated range of value for money, quality furniture and appliances.

Cash retail

Hi-Fi Corporation and Incredible Connection are classified as typical category specialists. These two brands offer a range of appliances, electronic goods and advanced home and office automation technology.

Financial services

The new financial services division is positioned to expand the current financial services offerings to the existing customer base, but specifically extends its range of financial services products into the broader market.

International retail

The successful operation in Poland through the Abra brand consists of 55 stores and is ideally positioned as a launch pad for growth into Eastern Europe.


From: Current business model
Furniture and appliance retail
Credit and limited financial services offerings
Cash retail
(Category Specialists)
International retail
High levels of interdependence
To: Announced business model
Traditional retail
Financial services
Cash retail
(Category Specialists)
International retail
New customers in other markets


PRICE 'N PRIDE
reat You Like Our Only Cus
Russe
See how little sty
Barnetts
YOU'VE GOT AN UN
Joshua Doore
FREE
HI-FI CORP
ELECTRIC
Morkels
CONNECTI

Several business goals one target

Meeting our operational and financial objectives

All large-scale organisations worldwide are confronted with the challenge of mobilising all resources (both internally and externally) and people, to buy in and co-own a compelling future vision.

Clear and simplified business goals serve the purpose of being strategic co-ordinates of the journey map towards that vision.

The role of business leaders is therefore to identify, co-develop and translate business goals in such a way that business partners and people can take part in the journey, in an energetic way, with clarity on the game plan.

The core business goals pulling the JD Group towards the future are featured in the diagram on page 5.

1. Sustainable profitable growth

Secure short and medium term business performance to satisfy stakeholders' needs, while focusing on market trends, to ensure future relevance and market growth.

Business performance optimisation

Continuous focus on the identification of opportunities to increase efficiencies.

Operational excellence

Protecting stakeholders' interests and compliance within a legislative framework.

Growth (local and international)

Scanning the market environment for organic and acquisitive growth opportunities, both locally and internationally.

Corporate governance and social responsibility

Adherence to good corporate governance principles and meeting our social responsibilities by providing a better life for the communities in which we trade.

2. Building and optimising people capacity

Creating and establishing a culture of continuous learning, leadership development and business performance.

Learning and growth

Creation and growth of a continuous learning culture.

Leadership development

Securing succession planning as a base for successful future growth through excellent leadership development programmes in partnership with reputable external business partners.


Sustainable profitable growth
Business performance optimisation
Operational excellence
Growth (local and international)
Corporate governance and social responsibility
Continuous reassessment of strategic positioning
Establishment, separation and optimisation of a financial services division
Transformation
CUSTOMER FOCUS AND MARKET SHARE
Building and optimising people capacity
Learning and growth
Leadership development
Appropriate technology producing optimised business intelligence
Optimised technology enablement

3. Continuous reassessment of strategic positioning

Be open to market signals and re-evaluate the strategic positioning of the Group to secure a relevant and healthy future.

Establishment, separation and optimisation of a financial services division

Establishment of an autonomous financial services division that will provide a fully fledged range of financial services products to existing customers through existing JD Group channels and new customers through new channels.

Transformation

Driving transformation as a key imperative for the future success of South Africa.

4. Optimised technology enablement

Establish, maintain and grow technology capacities that will enable a differentiated customer experience and secure maximised business efficiencies.

Appropriate technology producing optimised business intelligence

Develop and implement a user-friendly business intelligence application for the retail and financial services environment, enabling measurement capability on the progress of strategic business drivers.

5. Customer focus and market share

Continuous focus to serve our customer base and new customers with the best possible range of differentiated merchandise and financial services offerings, underpinned by excellent service.

Customer service

Achieve world class customer service through the establishment of a culture within which each customer is treated as our only customer.

Product ranges and differentiation

Providing expanded, relevant and differentiated products and services to our customers, thereby maximising the financial performance of the Group and those of identified strategic business partners.

+8%

increase in revenue to R12,9 billion






MORE
VALUE!

+11%

increase in sale of merchandise to R9,3 billion




okazja
2999,99
okazja

1 078 business units

our vision is to be World Class in our fields of expertise

Philosophy

Lead the industry by satisfying our customers' needs and our stakeholders' expectations through the delivery of consistent, acceptable profit growth, which will be achieved globally by:

- being innovative in everything we do;
- continuous and consistent development and optimisation of customer and supplier relationships on sound levels of service, values, ethics and business principles;
- the ongoing development of our people;
- the continuous enhancement of management and leadership skills; and
- remaining conscious of our social responsibility.

Values

Honesty and integrity

Ability to communicate and behave openly without fear, focused on one truth as the only norm, based on mutual trust and respect and where the intent of any communication and/or behaviour is unquestionable.

Valuing diversity

Individually and/or collectively understanding, accepting and valuing the different backgrounds, cultures, personal preferences and competencies of people.

Shared purpose and teamness

Positively and unconditionally identifying and associating with the Group's vision, philosophy and values, thereby possessing a clear understanding and willing acceptance of the Group's principle view that a team is always greater than any individual within the team.

Professionalism

Continuously and consistently executing our roles and responsibilities in ways that clearly display the highest levels of capability, competence and skills possible.

Respecting people's dignity

Always placing human dignity above all else in our interactions with people, irrespective of the communication being positive or negative in nature.

Achievement driven

Continually and consistently driven by a need for achievement in everything that we embark upon and in every interaction we engage in. Always striving to do better than yesterday, being the best today and setting goals for tomorrow that fulfil our needs for life long achievement.

GROUP VALUE ADDED STATEMENT

	2007		2006	
	Rm	%	Rm	%
Revenue	12 907		11 939	
Investment income	75		53	
Finance income	36		57	
Equity accounted (losses)/profits	(4)		6	
	13 014		12 055	
Cost of merchandise, services and expenses	(9 591)		(8 303)	
Value added	3 423	100,0	3 752	100,0
Distributed as follows:				
Employees				
Salaries, commissions and other benefits	1 639	47,9	1 468	39,1
Government				
Taxation, assessment rates and other levies	414	12,2	508	13,6
Providers of capital	733	21,3	887	23,6
Distribution to shareholders	546	15,9	735	19,6
Finance costs	187	5,4	152	4,0
Reinvestment in the Group	637	18,6	889	23,7
To provide for depreciation	117	3,4	112	3,0
To provide for deferred taxation	(11)	(0,3)	55	1,5
Reinvestment for expansion	531	15,5	722	19,2
	3 423	100,0	3 752	100,0
Statement of money exchanges with government				
Assessment rates and taxes	12		11	
Company taxes	394		476	
Employees' tax deducted from remuneration paid	193		186	
Net value added tax and general sales tax collected	36		32	
RSC and other levies	8		21	
	643		726	

Value added is the amount of wealth the Group has created by purchasing and selling its merchandise. The statement above shows how this wealth has been distributed. The calculation takes into account the amounts retained and invested in the Group for the replacement of assets and the development of operations.

OUR BRANDS AND OPERATIONAL AREAS

International retail

Furniture retailer serving the mass market in Poland (equivalent to universal LSM 5 to 8)

Traditional retail

Household merchandise and appliances retailer selling entry level and middle of the range products in predominantly rural areas (equivalent to universal LSM 3 to 6)

Furniture and appliances retailer serving the lower end of the mass middle market in the rural and urban communities (equivalent to universal LSM 4 to 6)

The largest furniture and appliances discounter in southern Africa selling to the mass middle market (equivalent to universal LSM 4 to 6)

Branded furniture and appliances retailer serving the middle to upper mass market in metropolitan and urban areas (equivalent to universal LSM 4 to 7)

Established national retailer selling quality branded furniture, appliances and home entertainment products to the aspirational upper mass middle market (equivalent to universal LSM 4 to 8)

Offers branded appliances, home entertainment, computers and quality furniture on affordable terms (equivalent to universal LSM 4 to 8)

Specialist appliances and home entertainment retailer selling for cash and on terms at discount prices in dynamically displayed stores to the mass middle market (equivalent to universal LSM 5 to 6)

Cash retail

Retails electronic goods and household appliances to the mid to upper end of the consumer market (equivalent to universal LSM 6 to 10)

Incredible Connection is **southern Africa's largest technology retailer** serving the upper mass market in all metropolitan areas (equivalent to universal LSM 8 to 10)

Financial services

Financial services has been established to ensure our objective of a broader reach into the consumer credit market is achieved. Strategic alliances with the Maravedi Group and Blake & Associates will ensure continuous improvement in risk management and collection strategies within the Group.

Operational areas

	Gauteng	KwaZulu-Natal	Western Cape	Mpumalanga	Limpopo	Eastern Cape	North West	Free State	Northern Cape	Botswana	Lesotho	Namibia	Swaziland	Poland	**Total no of stores**
Abra														55	55
Barnetts	21	19		21	32	13	10	4	1						121
Price 'n Pride	25	16	7	13	25	11	13	11	3		1				125
Joshua Doore	38	17	20	17	13	13	12	13	5						148
Russells	52	27	34	23	14	15	13	17	9						204
Bradlows	33	13		12	9	9	7	7	1				2		93
Morkels	37	16	14	12	11	9	9	8	2						118
Electric Express	40	13	23	9	13	9	6	8	1						122
Hi-Fi Corporation	12	2	5	2		1	2	1	1	1		1			28
Incredible Connection	19	4	9	3	1	2	2	1	1	1		1			44
Supreme										20					20
Total	**277**	**127**	**112**	**112**	**118**	**82**	**74**	**70**	**24**	**22**	**1**	**2**	**2**	**55**	**1 078**

EXECUTIVE DIRECTORS



David Sussman (59)
BCom
Executive chairman

Appointed 1 April 1986.

Appointed chairman in February 1989.

34 years' experience in furniture retail.

Founded the Group in 1983.



Mias Strauss (55)
Chief executive officer

Appointed 1 December 1993.

Responsible for Group operations.

37 years' experience in furniture retail.

Joined Russells in 1971 and appointed chief executive of that chain in 1989.



Grattan Kirk (43)
FCA, CA(SA)
Chief executive officer designate

Appointed 17 September 2007.

Joined the Group in December 2005.

Joined Incredible in October 1997.

Appointed CE of Incredible Connection in 2003.

10 years' experience in auditing and 10 years' experience in retail.



Johan Kok (56)
Chief operating officer

Appointed 1 March 2004.

Joined the Group in 1984.

Appointed chief operating officer in 1996.

36 years' experience in retail.



Richard Chauke (40)
BCom (Hons)
Director: Transformation and Tax Affairs

Appointed 17 September 2007.

Joined the Group in February 2006.

12 years' experience in auditing and taxation, three years lecturing and two years' experience in furniture retail.



Dr Henk Greeff (48)
MEd (Ed Management) (cum laude) PhD
Director: Strategy and Human Resources

Appointed 17 September 2007.

Joined the Group in April 2003.

Eight years' experience in strategic management consulting and four years' experience in furniture retail.



Gerald Völkel (47)
BAcc CA(SA)
Chief financial officer

Appointed 2 April 2001.

Joined the Group in November 1995.

15 years' experience in auditing and 12 years' experience in retail.



Jan Bezuidenhout (52)
BCom LLB
Director: Corporate services

Appointed 16 March 1994.

Responsible for Group strategic planning, investor liaison and corporate legal and statutory services.

13 years' experience in merchant and corporate banking and 14 years' experience in furniture retail.

Resigned 31 August 2007.

NON-EXECUTIVE DIRECTORS



Mervyn King SC (70)
BA LLB (cum laude)
H Dip in Tax Law
Director of companies

Appointed 2 May 1995.
Chairman of the King Committee on Corporate Governance. Chairman of the audit committee and member of the remuneration and nominations committees.



Dr Len Konar (53)
BCom CA(SA) MAS DCom
Director of companies

Appointed 19 July 1995.
Chairman of the risk management committee and member of the audit, remuneration and nominations committees.



Ivan S Levy (69)
Dip Law
Attorney and director of companies

Appointed 1 December 1994.
Chairman of the remuneration and nominations committees and chairman of the board of trustees of the Group's pension and provident funds.



Maureen Lock (58)
BCom CA(SA)
Corporate financier

Appointed 2 April 2001.



Martin Shaw (69)
CA(SA)
Director of companies

Appointed 1 June 2001.
Member of the audit, remuneration, nominations and risk management committees.

EXECUTIVE MANAGEMENT



Ian Child (49)
BCom (Hons), BAcc CA(SA)
Chief information officer

22 years' experience in retail, IT and finance.



Fred Ginsberg (60)
Group executive: Merchandise

40 years' experience in retail.



Vivian Horn (56)
Group executive: Sales

36 years' experience in furniture retail.



Phillip Kruger (45)
BCom (Acc)
Chief executive: Financial Services

17 years' experience in retail.



Arie Neven (48)
Chief executive: Traditional Retail

27 years' experience in furniture retail.



Mark Richards (49)
CA(SA) ACA
Group executive: Support Services

19 years' experience in auditing and 10 years' experience in furniture retail.



Mike Roberts (52)
Chief executive: Cash Retail

25 years' experience in furniture retail.



Ian Thompson (39)
BCom BAcc CA(SA)
Group executive: Finance and Corporate Affairs

16 years' experience in retail, finance, auditing and taxation.



David Sussman
Executive chairman

- Revenue increased by 8% to R12,9 billion
- Profit attributable to shareholders declined to R1,1 billion
- Gearing ratio now 1,3%
- Dividend cover maintained at 2 times
- Net asset value per share increased by 2% to 3 221,3 cents

"If something can't go on forever, it won't"
Herb Stein – Economist USA

On the face of it a very simple statement of fact but all too often this obvious truth eludes us. July 2006 saw the beginning of arrear instalments creeping up. By September 2006 there was every indication that the credit cycle had turned and when we reported our interim results it became very apparent that we were in a repeat of the 2001 to 2003 credit cycle. The point was made that the different types of credit now available to the middle mass market could prolong the cycle. The situation was further exacerbated by an unprecedented proliferation of credit in an attempt to build data bases as quickly as possible prior to the introduction of the National Credit Act becoming effective on 1 June 2007.

In contrast to the above, we introduced affordability checks in line with the proposed National Credit Act four months prior to its introduction as part of our training of staff. This clearly had a dampening effect on sales in the credit chains in the second half of the financial year. While sales growth for these chains was 6% in the first half, a very different picture presented itself for the second half, reflecting a year on year decline in sales of 9%.

The changing face of credit retailing

The different types of credit now available and the relatively new sources of such credit have forced us to revisit our trading formula. In November 2005 it was decided that sustainable future growth would require us to separate financial services from retail. The future financial services business as a stand alone business would have to derive a much greater proportion of its revenue stream from sources outside of our traditional retail credit chains. In January 2006 we commenced the ground work for the proposed separation of financial services. The new format segmental analysis, based on business divisions, reflects the business going forward. The ultimate goal is that financial services derive only 30% of its revenue stream from its traditional retail source. The new segmental analysis allows for a more accurate valuation of the different components of the business.

While the above exercise will take time, much has been done to facilitate this. International consultants with experience in financial services have been appointed to assist us and to ensure that the end state of our financial services division as a stand alone business is state of the art and best of breed.

Over the past year, top line growth in financial services has been curtailed for a number of reasons; the most obvious factor being the total household debt which now stands at a record 77%. This, together with rising interest rates, the prolonged public sector strike and the introduction of the National Credit Act, have all contributed to a decline in the demand for credit.

The different types of credit now available and the relatively new sources of such credit have forced us to revisit our trading formula.

As mentioned above, the turn in the credit cycle has meant a consistent increase in arrears and an increase in default levels. This has resulted in an increase in the impairment provision. Bad debt write offs have increased year on year by 45% from R441 million to R641 million. The resultant increase in the impairment provision is R228 million.

While it may be a little early to make the call, there are indications that the move out on arrears and the impairment provision is stabilising. If this assessment is correct, we can expect demand for credit to start growing again towards the end of the second quarter of the 2008 calendar year.

Unfavourable publicity

The very negative publicity of our financial services activities received on Carte Blanche was most regrettable. Of course, highlighting problems created the perception that the ills were of epidemic proportions. This is simply not true.

One customer wronged in any way whatsoever, is one too many.

An extensive review of over 6 million records dating back to 2002 has been carried out. The claim that there were "tens of thousands" of accounts with emolument attachment orders created the wrong impression. There are about 22 000, which constitutes less than 1,3% of our 1,8 million current accounts. Only a minority of these contained miscalculations.

The Group uses the services of many outside attorneys to recover defaulting debt after our own attempts to do so have failed. We have never attempted to profit on the charges levied against us. In fact, we only recover approximately 72% of all charges levied in respect of costs that are associated with debt recovery. Once again, our investigation dating back to 2002 revealed a minority of affected customers.

There is no joy in the knowledge that the problem in rand terms is not material to the Group. As I have already stated "one customer wronged in any way whatsoever, is one too many".

In our endeavour to eliminate any future suggestion or perception of anti-consumer credit practices, the Group is in the process of centralising legal collection processes. Furthermore, we are going to increase awareness of our toll-free call centre.

While those interviewed by Carte Blanche exaggerated the situation, we respect the role of the media as a consumer "watchdog" and wish to assure the investor community that the Group has made good in those minority of cases in which mistakes were made.

Traditional retail

The retail chains reliant on credit offering showed negative sales growth year on year of 1,1%. Gross margin declined from 35,9% to 35,8%, reflecting the competitive nature of the market. These chains achieved total trading income of 42,5% which is much in line with the comparative figure for 2006. This includes an origination fee of 8% of all business introduced to the financial services division.

The operating margin for the past financial year stands at 8,2% against the previous year's 10,2%. However, it must be borne in mind that these results reflect the toughest trading conditions in the history of the Group. Going forward we would expect an operating margin in excess of 10% for the traditional retail chains.

The upshot of the split of consumer finance from retail will inevitably lead to a much greater focus on both retailing and the consumer finance businesses. This greater focus will no doubt lead to improved efficiencies in both divisions. The targeted operating margin of 10% for traditional retail is before any of the envisaged benefits as a consequence of the improved focus on retailing. The whole shopping experience and the value proposition will not only lead to greater customer satisfaction but also make our brands far more desirable in the minds of the consumer.

Each business unit within traditional retailing will require its own strategy to enhance its performance. This practice has been put in place for two years now and I can confidently say that this is part and parcel of the culture of the business. At the end of the day each business unit will survive by its ability to produce an acceptable return on sales. We do not envisage any closure of stores at this time due to the strategy going forward.

One of the most challenging aspects of the business plan will be "managing the change" for our people who have grown up in the business and have known no other way.

We realise that the changing of mindsets is no simple task and have in no way underestimated what needs to be done. Once again our human resources capacity has been bolstered to help facilitate a successful outcome.

Cash retail

The cash retailing division, comprising Hi-Fi Corporation and Incredible Connection, had a much easier time than traditional retail. This division grew year on year sales by 14%.

Hi-Fi Corporation's top line growth was in the main as a result of seven new stores being opened during the year under review. Incredible Connection's growth was most gratifying, assisted by the opening of seven new stores. It is envisaged that a further five stores will be opened in the coming financial year. We are confident that we can improve on the 7% operating margin of this division in the years ahead.

International retail

International, which at this time only comprises Abra in Poland, had a very successful year. While our team must take credit for this success, they were assisted by the buoyant economic conditions prevailing in Poland. We expect to open 10 stores in the new financial year.

Financial services

Financial services as a stand alone division probably offers the most exciting opportunity for improved efficiencies. In the same way that one would expect a more focused approach to retailing in the traditional retail chains to unlock value, we can expect to experience improved efficiencies on the financial services side.

The operating margin of the financial services division decreased from 44,7% in 2006 to 32,6% in 2007. This can be attributed to the increase in bad debts written off and the increase in the impairment provision.

We would expect the operating margin in this division to exceed 35%. As previously mentioned, we expect substantial improvements in efficiencies over the medium term. There is every indication that we are nearing the turning point in the credit cycle. This bodes well for this division and for traditional retail. If our assessment is correct, we should see the next growth phase commencing during the second quarter of the 2008 calendar year.

Maravedi Financial Solutions, our joint venture with Absa Bank and Thebe Investment Corporation, offers a suite of financial products. The lessons learnt at Maravedi will prove invaluable for our financial services division. Maravedi has seen a significant increase in the number of loans being granted.

Highlights and challenges

Cash generated by trading decreased to R1 721 million (2006: R2 193 million). Working capital requirements decreased from R704 million to R169 million mainly due to the lack of growth in instalment sale receivables.

The introduction of the National Credit Act has come and gone. It is most gratifying to note that all the efforts put in to ensuring our readiness paid off both on the technology side as well as the training of our people. The Group was compliant from day one.

We think that we will, in a number of respects, view the past year as a watershed year. We are fully cognisant of the complexities that lie ahead, but our decision to separate financial services from the traditional retail chains, will change the landscape forever. The benefits will not be that apparent in the short term but there is absolutely no doubt that the Group will benefit hugely in the medium to long term.

There is a change in the senior management. Fred Ginsberg, Group Executive for merchandising, and Viv Horn, Group Executive for marketing and sales, have decided to retire, as have Jan Bezuidenhout, former Director of Corporate Services and Melvyn Jaye, the former Company Secretary. While we will miss them and wish them every success in the future, this has facilitated an extensive reshuffle within our senior ranks.

Furthermore, Mias Strauss, our Chief Executive Officer, has advised the board that he wishes to retire in May 2008. He will, over the coming months, hand over the reigns to Grattan Kirk, who will assume the role of Chief Executive Officer. Johan Kok will retain the position of Chief Operating Officer. While it is comforting to know that Grattan will do a great job, it is most sad for me to know that Mias will not be here on a day to day basis. To soften the blow, Mias has agreed to remain on as a non-executive director and he will be tasked with special projects as and when they arise. Words are inadequate when it comes to expressing my heartfelt gratitude for the tremendous contribution that Mias has made.

Difficult times reveal the type of character in one.

Grattan, Richard Chauke and Henk Greeff have been appointed to the board.

We are proceeding with our B-BBEE transaction and expect to conclude it by May 2008. This will facilitate the appointment of more people of colour to our board. The chairman of our lead partner in this transaction will be invited to assume the role of non-executive chairman of the board. I will step down as executive chairman and, subject to ratification by our shareholders, will continue to play the executive role that I currently fulfil. The B-BBEE transaction, together with the new business structure, should facilitate the restructuring of the balance sheet.

It is often said that "difficult times bring out the best in one" but I think it is more correct to say that difficult times reveal the type of character in one. There has been nothing lacking in this team's resolve to address our shortcomings, to cope with the current cycle and to make sure that we come out of these situations much stronger and with a much better business. Merely doing things right is not an option and doing things better is an absolute given. We as a team stand shoulder to shoulder, firm in our belief that this Group will be well positioned to maximise the next upturn.

Appreciation

The selfless commitment that the Group receives from all executives, in particular our executive board, is always evident. I must also thank all those now retiring from the business for their outstanding contribution and wish the incumbents success in the future. Once again I thank our Chief Executive Officer, Mias Strauss, for setting the pace and for maintaining the very high standard of excellence that by and large exists in our business. I must also thank our non-executive board for their readily available and wise counsel. Of course it would not be possible to fulfil our task of servicing the consumer without the support we receive from our supply base.

Prospects

The challenges of 2007 are now behind us. We have certainly been tested to the full. Much has been done to prepare for the future well-being of the Group. This will become self-evident as time unfolds. We expect trading conditions to remain difficult for the first half of the next financial year, but remain confident that we should see demand increasing from thereon.

I David Sussman

I David Sussman

Executive chairman

2 November 2007



Piotr Krzanowski (53)
MSc
Chief executive – 17*

Executive management

Tomasz Burek (35)
MSc (Management and Administration)
Operations – 14*

Aneta Filik (37)
M(Psychology)
Human resources – 12*

Piotr Lisowski (39)
MSc
Marketing and merchandise – 14*

Marek Zelek (32)
BSc (IT)
Logistics – 8*

**years' experience in retail*

Practical solutions for your home

Established in 1990 and acquired in December 2000, Abra operates 55 stores in major cities and towns in Poland, offering an extensive range of furniture products to the mass middle to lower market.

Review

Abra opened 12 new stores and relocated one store thus ending the year with 55 stores. Abra also became a pioneer in Polish e-commerce, by opening an internet furniture site. All of our older stores are profitable and the majority of those opened recently have proven to be profitable in a short period of time.

Outlook

Ten new stores are planned for the upcoming year, bringing the total number of stores that will be operating to 65. Abra will not limit itself to this growth and the only factor that will impact on a quicker growth will be the supply of suitable locations that would guarantee a healthy balance between the store's income and its occupancy costs.

In line with the JD Group's wider strategy, Abra has started looking at the options of expanding outside of Poland. The neighbouring countries are the first target and the process of investigating the possibilities of either acquiring existing furniture networks or starting our own has been put into place. Given the state of the healthy economy and Abra's sustained improved performance, this could not have happened at a better time.

In November 2007, a new state of the art warehouse will be opened, thus beginning a new era in Abra's logistics. This warehouse will replace two existing warehouses, which will be closed.

Recruitment and retention of good staff still remains Abra's biggest challenge as a large number of Polish citizens continue to emigrate to other countries within the European Union.



Pat Kimmince (42)
Chief executive – 23*

Executive management

Gavin Billson (46)
Merchandise – 23*

Italia Matlala (31)
N Dip Marketing
N.D. Chemical Engineering
Marketing – 8*

Donny McCulloch (53)
Human resources – 33*

Piet Trichardt (49)
Operations – 20*

Burnett van Breda (50)
Debtors – 30*

**years' experience in retail*

Barnetts

Service and Value you can Trust

Service and value you can trust

This dynamic business was established in 1896 and is operating out of 121 stores to establish Barnetts as the leading furniture retailer in its market segment.

Review

The implementation of the chain's strategies, which included people differentiation, business performance improvement and the strengthening of the brand's awareness were pursued during the past year. The NCA, increased interest rates and widespread industrial action impacted negatively on performance during the last few months of the year, with a slight recovery occurring in the final two months.

Barnetts continued with the rollout of their new look and feel with 14 stores being renovated (five of which were relocated) and seven new stores being selected and opened around the country. No stores were closed during the year.

Outlook

Barnetts has one store to open and two possible relocations planned for the new financial year and are investigating possible new locations based on our target market. Barnetts will be continuing with the rollouts of new look stores with 22 mini renovations and four full renovations being planned.

The united strength of all Barnetts employees is exceptionally well focused on the strategic objectives for the year that lies ahead. Barnetts will realign strategy to that of the Group's as announced, thus following the new business model to optimise retail operations and financial services as separate entities.

The operationalisation of continually improving business performance results, through further product development and differentiation, innovative marketing initiatives, improvement of customer service levels and the optimisation of the logistics value chain will ensure dominance in our target market. These efforts will be underpinned by skills and behaviour training and development of our staff.



Len Rundle (52)
BTech
Chief executive – 28*

Executive management

Linda Breedt (33)
Marketing – 6*

Johan Claassen (45)
Debtors – 24*

Eppo Joubert (37)
Operations – 18*

John Kirsten (54)
Merchandise – 32*

Molefi Makhetha (43)
BA Hons (Psy)
Human resources – 12*

*years' experience in retail

PRICE 'N PRIDE
"We'll Treat You Like Our Only Customer"

We'll treat you like our only customer

To improve our customers' lifestyle by providing an affordable range of quality products and services in a caring, respectful and honest environment, at exemplary levels of customer service by competent and proud employees.

Price 'n Pride was established in 1983 as the founding chain in the Group. The brand has finally established itself in the market since repositioning in 2001, and caters for the more aspirational customer in the entry level and mass middle market. Price 'n Pride operates out of 124 stores nationally and one in Lesotho, offering excellent service, affordable products and added value to its customers.

Review

Price 'n Pride held its own in a tough market during a year that was influenced by a number of external factors that negatively affected growth in the industry. Top line sales performed flat with the previous year whilst debtors performed to expectations.

Outlook

Price 'n Pride will open four new stores and renovate 10 stores to the new look and feel this year and the outlook is positive, with an expectation of strong growth on top line sales. Focus will be on the productivity of employees and business improvement through its people and driven by operational excellence. This will be achieved through the realignment of strategy to optimise retail operations and financial services as independent entities.

Traditional retail



You've got an uncle in the furniture business

Established in 1973 and acquired in 1986, Joshua Doore offers a wide range of furniture, household appliances and entertainment products geared by a world class business philosophy that drives innovative business and extraordinary levels of service to internal and external stakeholders.

Review

In far tougher trading conditions than in previous years, Joshua Doore achieved similar gross profit levels to that of the previous year despite operating in an extremely aggressive and price sensitive market.

The introduction of the NCA will result in a significantly more equal playing field in the market.

Outlook

We will renovate a further 25 stores to the new look and feel in the coming year, bringing the total to 102 stores which will have been renovated to reflect the new Joshua Doore image.

The achievement of sales targets will remain critical to our continued success, and the appropriate plans have been developed and implemented.

Our ability to provide a range of products at the right price that meets our customers' expectations, will be supported by an ongoing merchandise training programme for our staff that will provide a pleasant shopping environment for all our customers. This will be enhanced by an improved logistics infrastructure which will ensure quicker delivery turnaround times.

The launch of People Differentiation should be the key in driving the above initiatives.

The year ahead will see the chain separating retail and financial services to follow the Group's strategy and there will be renewed focus on ensuring all members of the Joshua Doore team are suitably trained, skilled and equipped to serve our valued customers better than ever before.

Colin Bresler (44)
Chief executive – 8*

Executive management

André Barnard (45)
Marketing – 23*

Brian Biccard (57)
Human resources – 33*

Johan Delport (58)
Debtors – 38*

Herbie Lindhorst (46)
Logistics – 23*

Linda Sithole (40)
EMD, MBA
Operations – 18*

Fanie Venter (43)
Operations – 22*

Chisto Viljoen (48)
Merchandise – 28*

**years' experience in retail*



Toy de Klerk (47)
Chief executive – 27*

Executive management

Lynette Basson (50)
Debtors – 27*

Barry Dell (52)
Operations – 13*

Wikus Labuschagne (48)
Debtors – 28*

Kobus Minnaar (54)
Marketing – 20*

Ronnie Mostert (54)
Operations – 33*

Millicent Nortjé (51)
BA (Hons), MBA
Human resources – 32*

Pieter Schoeman (51)
Merchandise – 26*

Virna Smith (41)
Marketing – 18*

Rens van Rensburg (57)
Logistics – 25*

**years' experience in retail*

See how little style costs

Established in 1943 and acquired in 1993, Russells is differentiated from our competitors by offering an innovative range of furniture products and appliances through competent employees, thereby exceeding the expectations of our target market.

Review

Russells maintained its position as one of the leading credit furniture retailers in the mass middle market in South Africa and, with the focus on operational excellence, merchandise and marketing effectiveness and employee development, managed to deal effectively with the unprecedented external events that faced the furniture sector during the period under review.

Although the financial performance was down on expectations, the strategic competitiveness of the chain has been enhanced by the continued focus on brand presentation as well as the revitalisation of customer service standards. Operational disciplines remained focused on customer acquisition and retention and employee development enabled a healthy succession capacity to deal with future growth challenges.

Russells has strengthened its credit management capacity with the implementation of central credit approval and the rollout of fully automated credit follow up processes. This, together with comprehensive training and skills development courses, provides a firm foundation to deal with the challenges facing the chain relative to cash intake, arrears and bad debts.

Outlook

Russells will undertake to renovate 50 stores to reflect the new look and feel bringing the total number of renovated stores to 130.

Strategically Russells is positioned to sharpen its competitive advantage and increase its market share through innovative business processes, supported by differentiation strategies and business improvement practices, such as the split of retail and financial services.

The business operation is further underpinned by service excellence that aims at establishing Russells as the preferred retailer for customers and suppliers, thereby ensuring sustainable profit growth for the years ahead.



B. BRADLOWS

You're the Difference

You're the difference

Established in 1903 and acquired in 1988, Bradlows aims to exceed our customers' expectations in the delivery of our vision, ensuring that our customers feel we've made a unique difference in their lives.

Review

Bradlows operates 93 stores in major centres in South Africa and Swaziland. The 20 stores trading as Supreme in Botswana are also managed by the Bradlows executive team.

Bradlows stores were opened in Ermelo, Evaton and Maun (Supreme in Botswana), reflecting the focus on enhancing customer convenience by extending the store network in new areas.

Bradlows continued to strengthen its appeal to the market through new store layouts and innovative and unique product designs. Notwithstanding the strengthened appeal and unique products, the latter half of this year proved to be challenging.

Outlook

Bradlows will renovate 20 stores and open two new stores in Ellisras and Mmthata, respectively, in the coming financial year.

The implementation of People Differentiation as well as a focused Customer Service Strategy will continue to reinforce the proven perception of Bradlows as a preferred destination for the aspirational market and supports the Bradlows promise of "You're the Difference".

The split between retail and financial services will allow Bradlows to focus on the retail side of the business and improve operating margins.

Jannie Els (58)
Chief executive – 39*

Executive management

Conrad Kleingeld (40)
Merchandise – 14*

Corrie Neven (52)
Operations – 24*

Phil Selemale (36)
Merchandise – 6*

Mike Shimmon (42)
Marketing – 11*

Hennie Spies (56)
Logistics – 33*

Robin van der Merwe (53)
IPM Dip, THED
Human resources – 18*

Willie van Zyl (44)
Debtors – 23*

**years' experience in retail*



Lindsay Mentor (47)
IPM Dip CPIR
Chief executive – 19*

Executive management

Peter de Backer (42)
Marketing – 22*

Faizal Jogee (42)
Merchandise – 7*

Sue Lewis (46)
IPM Dip, Adv Dip (Labour Law)
Human resources – 19*

Andrew Ross (41)
Logistics – 16*

Dolf van der Merwe (50)
Debtors – 28*

Michellé van der Merwe (41)
Operations – 19*

years' experience in retail

Your two year guarantee store

Established in 1937 and acquired in 2003, Morkels offers a unique company backed two year guarantee on quality, affordable merchandise and service provided by dedicated professional people.

Morkels offers South African consumers a unique shopping and after sales experience through 118 stores across South Africa, focused on branded quality merchandise for aspirational consumers.

Review

The chain bucked the trend in the industry with a better than average business performance for the year.

Ensuring compliance to and education on the National Credit Act, which, given the chain's inculcated approach to responsible lending, proved to be easier than most.

Outlook

The chain is in the process of sourcing and considering a number of potential new and alternative sites for business unit opportunities.

Trading conditions in 2008 will be tougher than previous years, given the number of new entrants into the furniture, appliance and financial services markets.

The chain will serve to be the pioneer for the Group in proactively pursuing back end integration with the Group's Electric Express chain, focused on optimising the debtors, logistics and human resources processes and practices for both chains, through synergistic application of sound leadership and purposefully designed technology and systems.

Chain management is of the firm belief that it is well positioned to deliver another solid year of performance that meets and exceeds its consumers' expectations and that Morkels will continue to be the South African consumer's destination of choice for quality household furniture, appliances, audio visual products and service.

In line with the Group's strategy, the chain will refocus management into specific retail and financial services functions operationally during the year ahead.



We've got the power to beat any price on credit

Established in 1958 and acquired in 1993, Electric Express provides consumers in our market segment with a range of quality products and services at competitive prices through consumer focused employees.

A focused retailer of household electrical and home entertainment products at conveniently situated stores across South Africa, purposefully geared for consumers who see themselves as first time homemakers.

Review

The chain experienced one of its more difficult trading periods since being acquired in 1993. Leadership was challenged with the introduction and education of the National Credit Act, this given the chain's unique trading formula and staffing structure. Notwithstanding these challenges, compliance is in place and operational.

Outlook

The chain is in the process of sourcing and considering a number of potential new and alternative sites for business unit opportunities.

2008 heralds an opportunity for the chain to optimise its business efficiencies and effectiveness through a strategic alliance with the Morkels chain in optimising the infrastructure of Morkels to the benefit of Electric Express.

In addition, the chain will continue to review its merchandise range to meet the demand of consumers for affordable technology and digital products. Aligned with these steps, the chain is re-engineering its debtors' management strategies to ensure greater effectiveness and efficiencies.

In line with the Group's strategy, the chain will refocus the management into specific retail and financial services functions operationally over the year ahead.

A year of business performance improvement and consolidation is foreseen.

Lindsay Mentor (47)
IPM Dip CPIR
Chief executive – 19*

Executive management

Scott Allan (38)
Operations – 17*

Gideon Gouws (42)
Logistics – 15*

Sue Lewis (46)
IPM Dip, Adv Dip (Labour Law)
Human resources – 19*

Ian McKay (41)
Debtors – 19*

Craig Robertson (43)
Merchandise – 19*

Greg Smart (37)
Marketing – 12*

**years' experience in retail*



Matthew van der Walt (35)
Chief executive – 10*

Executive management

Martin Barbour (49)
Logistics – 12*

Charl du Plessis (41)
BJuris
Administration – 15*

Alec Goodman (52)
Merchandise – 31*

Ryan Grill (38)
Sales – 11*

Sean Lambert (34)
Operations – 7*

Neil McLean (51)
Marketing – 34*

Debra Teles (41)
Ipm Dip, HDip Ed
Human resources – 17*

years' experience in retail

The lowest prices, on every product, every day, guaranteed

Hi-Fi Corporation, founded in 1993 and acquired by the JD Group in 2003, remains the largest audio and visual warehouse in the Southern Hemisphere.

Notwithstanding an extremely aggressive market and an increase in the number of competitors it has to contend with, Hi-Fi Corporation has continued to maintain its position in the market as built over the years. Hi-Fi Corporation has, since inception, fought for consumer justice by bringing the lowest possible prices to market even at the expense, in many instances, of margins.

Review

Hi-Fi Corporation maintains its positioning as a national category specialist in the major metropolitan areas by focusing on capturing the mass cash market. This provides a comprehensive range of leading mass merchandise categories at the lowest prices to the market, backed by consistent quality service and guarantees, thus ensuring an exciting shopping experience for its customers.

Outlook

The aggressive expansion programme which saw the rollout of seven new stores in the financial year (33% growth in store base) will continue into 2008.

During 2006/7, the review of the marketing media mix and upgrading of service departments with state of the art testing equipment and improved logistics structure has well prepared the brand for its strategy to further expand into new areas such as Polokwane, Newcastle and Pietermaritzburg among other areas where the brand will focus on capturing market share.



Everything for your digital lifestyle

Established in 1990 and acquired in 2005, Incredible Connection is southern Africa's largest technology retailer located in all major metropolitan areas. It focuses on the middle to top end cash and SME markets, offering a comprehensive integrated technology solution range, underpinned by international brands and range, at a competitive price, backed by international warranties, advanced in store experience and delivered by the best people. Incredible Connection strives to deliver a unique business and lifestyle solution for its customers.

Review

Incredible Connection currently has 44 stores with some 27 751 square metres of trading space. Four new stores will be opened before the end of November 2007. The chain has benefited from very strong consumer demand in the last 12 months.

Categories such as notebook and personal computers, digital photography, computer games and multimedia have shown phenomenal growth. Operating efficiencies also showed improvements over 2006, with monthly turnover per head at R128 000, trading density of R58 000 per square metre and stock turns of six.

Outlook

Incredible Connection expects trading conditions to remain positive over the next 12 months. The chain envisages strong organic growth, especially given the opportunity for increased computer literacy in southern Africa, strong replacement demand and the aggressive store rollout programme. We expect to grow the store base to 50 stores by August 2008.

David Miller (38)
BBA (Hons)
Chief executive – 13*

Executive management

Andreas Avrabos (40)
Operations – 22*

Victor da Silva (40)
IT – 14*

Christine Grobler (40)
BA, Labour Law (Hons), M (Phil)
Human resources – 22*

David Hirsch (37)
Marketing and Merchandise – 16*

Stefan Marnewick (36)
BCom (Hons), CA(SA)
Finance and logistics – 9*

**years' experience in retail*



Phillip Kruger (45)
BCom (Acc)
Chief executive – 17*

Executive management

Herman Bakkes (47)
BCom (Acc) MBA
Debtors – 23*

Pieter Labuschagne (61)
Debtors – 31*

years' experience in furniture retail

Financial Services

During the financial year we saw the introduction of the National Credit Act (NCA) on 1 June 2007. Major resources and management effort went into the introduction of the NCA during this period. The full impact of the introduction of the new legislation will be realised over the next 12 months in the credit industry.

Review

The management of the NCA at executive management level proved to be the correct decision. The Group was compliant with the requirements of the NCA on 1 June 2007 on all its operating platforms. The eight projects that were part of the NCA programme are in the process of being finalised.

The new automated collection system has been successfully introduced to all stores within the Group. A project is currently under way for the development of an integrated process within the collection program that will include legal action or the use of outside collectors. This programme will be completed within the second quarter of the new financial year, and will ensure better control of the entire collection process.

Part of the financial services strategy will remain the focus on strategic alliances with leaders in the credit risk industry to ensure continuous improvement of the standards set for risk management and collection strategies within the Group.

Outlook

During the 2008 financial year we will see the emergence of a financial services division within the Group, which will ensure our objective of a broader reach into the consumer credit market.

During this transition and building phase our credit management goals will remain:

- improvement of customer service;
- maximising collection rates; and
- reduced bad debt ratios.

The Group's interests in Maravedi Group and Blake & Associates are well positioned to assist us in establishing our financial services business, from a product offering, debt administration and sales origination point of view.

Maravedi Group

The Maravedi Group, a joint venture with Absa Bank and Thebe Investment Corporation, consists of two subsidiaries, namely Maravedi Financial Solutions (MFS) and Maravedi Credit Solutions (MCS).

Maravedi and its subsidiary companies remain an important asset in the JD Group portfolio as MFS complements the broadening of the financial services offerings and MCS offers an alternative debtors management process and broadens the range of financial services solutions.

Blake & Associates

Blake's approach allows them to provide clients with a turnkey solution for any service requiring a call centre component. This would include, but is not limited to, sales origination, customer service campaigns and debt administration.

JD Group has held a 27,5% stake in Blake since 2004. Blake complements the Group's stated intention of broadening the financial services products by providing alternative channels and an alternative debt collection process.







Johan Coetsee (48)
BCom BAcc (Hons) ACMA
Finance executive:
Cash retail – 26*

Ian Thompson (39)
BCom BAcc CA(SA)
Group executive:
Finance and Corporate Affairs – 16*

Leslie van Doesburgh (51)
BCompt
Finance executive:
Traditional retail – 31*

Executive management

Johan Breytenbach (42)
BCom
Finance – 19*

Lucia Hefer (43)
BCom (Hons)
Finance – 22*

Stefan Marnewick (36)
BCom (Hons), CA(SA)
Finance – 13*

Sanette Oberholzer (50)
BCom
Finance – 30*

Susan Olivier (50)
Finance – 33*

Tracey Rood (39)
BCom BAcc
Finance – 17*

Elmien Rossouw (44)
BCom (Hons)
Finance – 11*

**years' experience in finance/banking/auditing/taxation*

Finance

The centralised finance department is responsible for the financial and management accounting, accounts payable, treasury, taxation and statutory reporting function of the Group.

Review

The year under review has been characterised by a number of key changes to the business and its environment, namely the NCA and the splitting of the business between financial services and retail.

Finance has had significant involvement in the changes brought about by the NCA through financial modelling, testing and the subsequent integration of the new or revised systems required to cater for the NCA.

The split of the business between financial services and retail and the further split within retail between cash and traditional retail, has required both structural and financial reporting changes. A significant amount of work has already been done in this regard. It is a process that will evolve further in the new financial year.

A number of new computer subsystems have been rolled out during the year requiring detailed testing, integration and reconciliation procedures. The ultimate benefit of these systems will be seen in the new financial year. Training of staff during the course of the year has mainly taken the form of on the job training.

Outlook

The new financial year will include the further rollout of new computer systems that have an impact on Finance, the most important being the new point of sale system in Incredible Connection and Hi-Fi Corporation, the new loan management system in the traditional retail chains and the new Enterprise Resource Planning system within Incredible Connection. These will require focused attention from the finance department throughout their implementation cycles.

The department will continue to strive towards providing a world class service to its customers, both internal and external.



Fleet Management

Clive Dicks (62)
Group executive: Fleet – 44*

**years' experience in retail/fleet management*

Fleet Management is responsible for managing the procurement, maintenance and administration of the Group's fleet of vehicles, protecting the Motor Vehicle Insurance Fund and managing the evolving transport profile, which is continuously affected by the macro environment.

Fleet Management experienced a great year with the assistance of modern technology and input from our service providers and suppliers despite the fact that vehicle operating costs increased dramatically.

Modern technology paved the way towards improving vehicle availability and thus productivity and contributed toward fuel savings. Service providers and suppliers were afforded the opportunity of understanding the intricate workings of the Group and the specialised needs and requirements of the various chains via conferences held during the year. The aim of these conferences was to open channels of communication between suppliers, service providers and Fleet Management to provide a clear understanding of the requirements of the Group and clarify service expectations.

Our Annual Driver of the Year event attracted the required interest and participation from the company's commercial vehicle drivers and resulted in a positive drive towards the general improvement of vehicle condition within the fleet.

For the 2008 financial year, Fleet Management will continue to ensure that they explore all opportunities made available through the application of improved technology. Special attention will be given to the development of staff. This strategy will be extended to community development where a team will apply a policy of LAPO (learn and pass on). The ultimate goal will be to create human capital of skilled and knowledgeable individuals who would, as a result of their basic skills, be capable of moving into a junior position and develop from thereon.

The 2008 financial year is seen to be challenging but will most certainly stimulate the imagination.







Dr Henk Greeff (48)
M Ed (Ed Management) (cum laude) PhD
Director: Strategy and Human Resources – 12*

Rénier Krige (40)
BCom (Unisa) SMP (Stell) PLD (Unisa) (cum laude)
Human resources executive: Traditional retail – 18*

Pamela Barletta (38)
Diploma Labour Law (WBS); Diploma Human Resources
Human resources executive: Cash retail – 21*

Executive management

George Annandale (43)
BPL(UFS), Adv. Dip. Labour Law & Employment Relations (UJ) (cum laude)
Corporate Executive (Employee Relations, Remuneration & Employee Benefits) – 16*

Keitumetse Buda (30)
Nat.Dip (HRM) (UJ)
Corporate Human Resources Executive (Service Departments) – 7*

**years' experience in human resources/retail/strategic management consulting*

Human Resources

The purpose of Human Resources (HR) has been refined to indicate a clear transition from pure service and solution offerings to one of adding more focused value to the core business, meaning migrating from a predominantly transactional orientated HR service offering towards a more transformational offering.

Review

A revised HR operating model was introduced which resulted in the allocation of an HR manager to every division within the operating chains. This new HR operating model will continue with its implementation process within the three newly announced business divisions.

Meaningful progress was made in the areas of HR competence assessment and development, the quality of HR practices at business unit level, the introduction of service level agreements and the redesign of the talent management toolset of core business unit occupations.

The relationships with organised labour remains strong and annual wages and working condition negotiations were successfully concluded for Botswana, Namibia, Lesotho and Swaziland respectively inclusive of a two year wage agreement in South Africa. However, it must again be emphasised that sound relationships with organised labour is built through mutual commitment and professional and constructive dialogue and as such, requires continued engagement.

People differentiation has been rolled out in four chains i.e. Electric Express, Barnetts, Morkels and Hi-Fi Corporation and the quarterly scoring results of core business drivers are proactively utilised to influence and manage future business decisions.

In terms of formal leadership development programmes, namely the Advanced Management Development Programme and Retail Leadership Development Programme (in partnership with the University of South Africa's

Centre for Business Management), a decision was taken not to offer these two programmes in the current financial year due to operational focus, requirements and priorities.

The Global Executive Development Programme (in association with the Gordon Institute of Business Science) was completed, with an unique success story by having our two representatives in the Top 5 for the second consecutive year and receiving the Best Student award out of a total number of 52 students.

Outlook

Human Resources will be realigned to support the Group's new business model by providing every division with its own human resources divisional structure, whilst retaining Group central employee relation services at a corporate level.

Human Resources will predominantly be responsible for Group HR related strategy formulation and policies in the future, whilst an integrated Group HR shared services capability will be retained regarding:

- Payroll and employee benefits;
- Employee relations and collective bargaining; and
- Leadership development.

The people differentiation initiatives in the remaining chains will be rolled out as well as continued change management focus in terms of the introduction of an automated technology solution associated with the NCA. A collective focus on meeting and exceeding the Group's employment equity plan further supported by quality talent management and skills transfer remains top of mind.



Pieter Pienaar (38)
BCom
Group executive: Audit– 16*

Executive management

Riaan Marais (36)
CJFA Dip, CFE, ACFE
General manager: Forensic Audit – 18*

Des Strydom (48)
General manager: Audit – 24*

**years' experience in retail/auditing*

Internal and Forensic Audit

Internal and Forensic Audit provides independent, objective assurance and consulting services to the Group, designed to add value and improve operations. It helps the Group to accomplish its objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, internal control and governance processes.

Review

The Group prepared for the implementation of the National Credit Act and Internal Audit assisted by evaluating the specifications and controls of the different processes identified to ensure compliance. This division assisted with the training of branch staff and assessment of staff understanding of the new processes.

The department fulfilled a consulting role by assisting with the development of applicable policy and procedures in various areas of the operations in the Group.

Shortcomings identified during the quality assurance review have been addressed and a process of ongoing refinement has been adopted with a specific focus on risk-based auditing. To this end the focus of the department was expanded to physical risk assessments on high-risk sites.

Outlook

The outlook for the department is to determine whether the network of risk management, internal control and governance processes, as designed and represented by management, is adequate and is functional in a manner that ensures risks are appropriately identified and managed.

We want to ensure that quality and continuous improvement are fostered in the control environment and processes, and significant legislative or regulatory issues impacting the Group are recognised and addressed appropriately.

With the establishment of a financial services division in the Group, this will be mirrored to support this environment.

Internal audit will remain actively involved in risk management and will implement risk based audits in a number of areas in the business. Audits will be expanded to include Incredible Connection.





IT and Communications

IT and Communications: focused teams providing services to the cash retail, traditional retail stores and financial services.

Traditionally the IT department has supported core business processes by providing technology in the form of software and hardware. In addition, information has been made available to the business via the data warehouse and associated technologies. The IT department is, however, in the process of transforming itself from a provider of technology to a provider of business services with the emphasis on business value. This thinking is being driven by the business strategy of splitting the business into retail and a separate financial services organisation. Aligned to this strategy the structure of the IT organisation has changed to focussed teams providing services to cash retail and the traditional furniture retail stores.

Review

For the past 12 months IT resources have concentrated on two main programmes, the NCA and the development and deployment of various new initiatives within Hi-Fi Corporation and Incredible Connection.

All systems were compliant with the NCA on 1 June 2007. This achievement was the culmination of months of planning not only from IT but from business operations and the switch over to compliant processes and systems was by and large a seamless event. Alongside this, a new in store loan system is being developed that will support the business goal of separating financial services from retail.

Outlook

The focus for the next 12 months will be the rollout of the new loan system and the continued separation of financial services from retail. On the retail front, all effort will be directed at rolling out the upgraded POS systems in Hi-Fi Corporation and Incredible Connection. This will be followed by a number of new initiatives aimed at improving customer service e.g. instore "queue busting".

On the business intelligence front, a significant amount of effort is being invested in improving our ability to segment customers in order to more closely match product and credit offerings to their requirements.This segmentation will also potentially drive enhanced customer management strategies with the aim of improving cash collections.

Ian Child (49)
BCom (Hons) BAcc CA(SA)
Chief information officer – 22*

Victor da Silva (40)
IT executive: Cash retail – 14*

Anthony Smith (41)
PhD, MBA
IT executive: Traditional retail – 11*

Executive management

Joey Kok (58)
Quality assurance – 15*

Nico Potgieter (51)
Service and support: Traditional retail – 26*

Avril Samuels (47)
Cash retail applications – 18*

Leon Steenkamp (48)
Infrastructure – 25*

Gerrie van Niekerk (46)
Operations – 22*

**years' experience in retail/IT/ finance*



Reneé Griessel (45)
BLC, LLB, H.Dip Tax
Group executive: Legal, Compliance and Insurance Services – 21*

**years' experience in compliance, legal and insurance services*

Legal, Compliance and Insurance Services

Legal, Compliance and Insurance Services is a newly formed department to provide legal skills to all aspects of the business.

Review

Reneé Griessel was appointed as Group executive: Legal, Compliance and Insurance Services with effect from 1 September 2007.

The business operates in a complex legal and regulatory environment and the need has risen to appoint an inhouse lawyer as part of the senior management team to proactively become involved in providing guidance on a variety of business and ethical conduct issues, in addition to guiding senior management on legal matters.

Outlook

To become the custodian of corporate governance and risk management for the Group. To be familiar with all aspects of the legal and regulatory environment in which the Group operates and to ensure the Group complies with all aspects of this environment. To be familiar with the applicable laws, but equally familiar with the Group, its employees, shareholders and the expectations of both government and the general public concerning the Group's corporate citizenship and ethical obligations. To provide guidance on the right course of action before an issue arises and to be proactive in advising management on pending legal regulatory issues and their impact on the Group's activities, leading training programmes, assisting with relationship and reputation building and minimising legal, regulatory and reputational risk.

Marketing: Corporate

Corporate Marketing's strategic business objective is to support the differentiated chain marketing initiatives by leveraging opportunities within the full spectrum of its activities to yield additional revenue for the Group.



Irene Pilavachi (50)
BA (Lang), HDip Mktg
Group executive:
Marketing – 18*

**years' experience in marketing/retail*

Review

The 2007 financial year proved to be a one in which a good foundation was laid for future optimisation. Internal processes and resources were matched to external expertise to create symbiotic capacity to meet future challenges.

Sustained efforts were directed at improving levels of customer focus and in the latter months of the financial year to compliance with legislation governing marketing as mandated in the National Credit Act. This was achieved with minimal interference in day to day operations.

Added to this, differentiated marketing practices across all chains were achieved at every given opportunity, ensuring individual brand supremacy in relevant customer segments.

Inroads were made using technology and specialist expertise to maximise customer acquisition and retention.

Market research programmes were adopted to gain insight into changing consumer purchase and behaviour patterns, which would impact on strategic marketing initiatives.

Outlook

Optimising customer database exploration and exploitation will be key to gaining competitive advantage and extra resources will be applied in the new financial year. Parallel to this task will be the introduction of additional customer retention initiatives across various disciplines to prevent erosion of market share.

The impact on marketing practices of the National Credit Act will be evaluated on an ongoing basis and, depending on the impacts, tactical steps will be taken to adhere to strategic marketing objectives and operational disciplines.

Continued effort will be applied to introducing innovative solutions to address marketing challenges across all chains in the Group.



Wietske van der Westhuizen (54)
Merchandise and Marketing executive: Traditional retail – 28*

**years' experience in furniture retail*

Merchandise and Marketing: Traditional Retail

Group merchandise of traditional retail coordinates the merchandising functions, capitalising on strong relationships with local and global suppliers to meet changing customer needs.

Review

The main reason for the depressed sales during the period under review was the poor performance of the audio and visual departments, where sales dropped sharply. There was a phenomenal growth of Plasma/LCD TVs in the market; however these products are still unaffordable for the majority of the market that our traditional retail chains operate in. Major appliance sales were flat, whilst computers, furniture and bedding categories showed growth.

Furniture imports performed exceptionally well and the intention is to grow this department further. Computers are a new product category that is growing at a phenomenal pace and has been introduced into all of the traditional retail chains. Strategic plans have been launched to reverse the negative trends in the audio and visual departments. These initiatives auger well for the new year and will remain a priority.

Outlook

The optimisation of unit sales and selling prices in order to maximise topline sales and gross profit levels remains the overriding goal of the department, whilst ensuring that the chains maintain the focus on visual merchandising and presentation at store level. This department will ensure that it continues to underpin the Group's differentiation strategy; it will also instil a proactive approach to identifying and developing opportunities to ensure the chains remain customer focused and close to changing consumer needs. By constantly challenging and re-evaluating our processes and product offerings, we will continue to create a platform for change. Furthermore, the department's emphasis on maintaining a sound and proactive relationship with both local and global suppliers will ensure ongoing product innovation and efficient product delivery.



David Hirsch (37)
Merchandise and Marketing executive: Cash retail – 16*

years' experience in retail

Merchandise and Marketing: Cash Retail

Group merchandise of the cash retail chains coordinates the merchandising functions, capitalising on strong relationships with local and global suppliers to meet changing customer needs.

Review

The 2007 financial year for the cash division was very rewarding. We saw significant unit and turnover growth coming out of key categories such as notebooks, consumables, gaming, cellular and LCD TVs. Due to the emergence of convergent technologies we have started seeing a steady decline in sales in traditional product categories such as components, hi-fi's, portable radios, car radios, VCRs and CRT TVs.

The commoditisation of technology related products has increased the amount of new entrants and competitors in the market and as a result has been a catalyst for the cash division to develop new initiatives to remain competitive. Some of the strategic initiatives that have been embarked on include: inventory optimisation, strategic advertising product management, as well as the introduction of new product ranges and expansion of new brands within key categories. These initiatives will remain a priority for the cash division and we expect to see the benefit materialising within the forthcoming financial year.

The strategy to move away from most parallel imports on branded products to authorised local distributors and brand owners was successfully implemented.

Underpinning these initiatives during the past year, has been the constant commitment to cementing supplier relationships, as well as the continuous focus on the maintenance and retention of exclusivity from key brands, to ensure the continuous basis for differentiation within the division.

Outlook

Group merchandise will look at adding value to the cash division by increasing our return on working capital through inventory and category management initiatives, whilst continuing to underpin the Group's differentiation strategy. The roll out of the strategic advertising product management program in Hi-Fi Corporation will ensure maximisation of Rand advertising spend and optimum return on Rands spent. Continuous focus will be maintained on margin management and ensuring that the erosion thereof is limited whilst remaining competitive in the market.

Although rising interest rates, a volatile exchange rate and an increase in commoditisation of products is of general concern, the initiatives that are in place should keep the momentum going for the forthcoming year.



Ivan Nefdt (44)
Group executive: Property Services – 19*

Executive management

Etienne du Plessis (57)
BJuris, LLB
Executive: Legal and administration – 32*

Nico Celliers (50)
BSc (Hons) Prod Eng
Projects executive: Traditional retail – 22*

Bruce Haygarth (37)
Projects executive: Cash retail – 9*

**years' experience in furniture retail/property/project management*

Property Services

Property Services is responsible for the Group's property negotiations, property projects, store renovations, lease administration and related legal aspects.

Review

The restructuring initiative of the Property Services department has enabled it to provide an optimised service delivery to its customers, in support of the overall Group strategy.

Traditional retail

To date, the renovations programme, which commenced at the beginning of the 2005 financial year has resulted in a total of 470 stores being transformed into the new brand world. In 2007 the team successfully opened 40 stores, managed 28 relocations and renovated 95 stores.

Property Services negotiated 274 leases during this financial year, of which 208 were renewals.

Cash retail

During the period under review Incredible Connection opened seven new stores, effected two relocations and renovated two stores.

In 2007 the team successfully opened seven Hi-Fi Corporation stores and renovated 18 stores.

Property Services negotiated 31 leases during this financial year, of which 16 were renewals.

A total of 1 383 leases were administered by this department, which included the management of the Group rent roll, excluding Incredible Connection.

In addition to the normal service functions the department also embarked on various special projects, the most significant being the upgrading of JD House.

Outlook

Property Services will remain focused on the alignment of our resources and structure in accordance with the Group's redefined operational strategy with regards to separating the traditional retail and financial services divisions.

Ongoing training and development of our people will support this structure.

Through the realisation of departmental values and key success drivers, coupled with excellent teamwork, we continue to maintain and build strong relationships with all our stakeholders.



Janine van Eden (34)
BProc, LLB
Company secretary – 8*

**years' experience in company secretarial practice/law*

Secretariat

Secretariat is responsible for providing statutory secretarial and other support services to the board of directors and board committees.

Review

The year under review was characterised by the ongoing compliance responsibilities imposed on the department by the Financial Intelligence Centre Act, Financial Advisory and Intermediary Services Act and the National Credit Act. All stores trading in South Africa have been licensed as financial service and credit providers.

Group companies incorporated in foreign countries are administered by company secretaries in those countries. The Connection Group companies are administered by the company secretary of Connection Group.

The number of South African companies administered by the secretarial services department was reduced to 24 following the deregistrations of dormant subsidiaries having no commercial value. All key trade names have been registered as defensive company names.

Outlook

The secretariat department is well positioned to:

- continually enhance and streamline the performance of its duties with a view to achieving excellence in all facets of statutory company administration;
- fully comply with the JSE Limited Listings Requirements, the JSE Social Responsibility Index and the King II Report on Corporate Governance; and
- enhance the quality of the Group's sustainability reporting in terms of the new G3 Guidelines representing the third generation of the Global Reporting Initiative Guidelines.





Dr Henk Greeff (48)
M Ed (Ed Management) (cum laude) PhD
Director: Strategy and Human Resources – 12*

Richard Chauke (40)
BCom (Hons)
Director: Transformation and Tax Affairs – 17*

**years' experience in strategic management consulting/retail/ taxation*

Strategy and Transformation

Securing organisational ability to lead and manage multiple time horizons simultaneously with a clear line of sight of the end state and transform the Group to be more representative of the dynamics of the country.

Introduction

The new business model is to create a sharp re-focus on core capabilities accompanied by cost efficiencies whilst the Financial Services division will expand its product and services range into the existing customer base and simultaneously enter into the market space outside the Group channels.

This demonstrates the Group's irrevocable commitment to secure growth opportunities for its customers from a product and service offering perspective and investors from a return perspective.

The announced retirements of senior executives in the Group, allowed for the redeployment and appointment of new executives from a succession planning perspective. The newly appointed executives are all younger than 50 years of age. This is a clear indication of a successful leadership development and succession planning practice.

The ongoing organisational challenge to align people capacity with strategy has been fully addressed by the decision to change the Group HR reporting line into Group Strategy. This will support the new business and operating model directly.

Review

Focus was predominantly given to the following:

Repositioning of the JD Group

The analysis and assessment of current and future expected market conditions resulted in the design and approval of JD Group's new business model.

National Credit Act programme

The Group succeeded in its effort through a multi disciplinary project management programme to be fully compliant on 1 June 2007.

Transformation programme

The Transformation programme is driven by a project management approach. This programme consists of the following four projects which are aligned with the seven pillars of B-BBEE for transformation, namely:

- Employment equity;
- Skills development;
- Procurement; and
- Enterprise development.

The following three pillars are not yet included in the programme as projects, but will be managed by Exco as part of their agenda:

- Ownership;
- Management control; and
- Corporate economic development.

The Group's dedicated commitment towards transformation has been demonstrated by the appointment of the first black director on the board, supported by a number of new designated black executive appointments.

Maravedi Financial Solutions

The national rollout of MFS within the JD Group channel was launched without the expected results causing a decision to re-design the business processes driving the business and was put in a turnaround mode with significant success.

3rd Life Cycle Programme – continuation

Phase two of this programme mainly focuses on the integration of the in store transacting system with the fully automated warehousing solution thus ensuring a fully automated end to end solution so as to optimise customer satisfaction. The successful Phase I implementation of the Aeroton distribution centre attracted a nomination for the national Logistics Achievers Award. Hi-Fi Corporation was invited to compete with the final 13 entries out of the original 30 and won a gold medal award.

Project management – group projects support office

The project management capability has been realigned to support the new business model. All three local divisions will be enabled by their dedicated and focused project management support capabilities under the auspices of the Group Strategy department.

Outlook

The core focus for the Group during the next financial year will be to convert the conceptual design of its newly announced business model into reality to secure its future competitiveness in the mass middle market. A reputable, international strategic management consulting firm has been appointed to assist the Group in this regard.

Many responsibilities

one response

Using our influence to add value to our communities

- Skills development and **job creation**
- Developing **individual** and **community self-sufficiency**
- **B-BBEE** partnerships for a better South Africa
- **Environmental awareness** projects
- **Techno-agricultural** innovations
- **Food Highway** project

Sustainability is about ensuring financial prosperity and stability for our investors and staff, integrating social and environmental responsibility for our communities and the countries in which we operate and remaining relevant and accessible to our customers.

The sustainability of our core business is dependent on the proactive management of a number of key elements:

Employment equity and skills development

The Group strives to create an environment in which all individuals and teams may develop their full potential for the benefit of themselves and the Group.

The Group recognises the importance of effective development of staff as a key success factor for the future success of the Group.

The human resource policies include a broad framework of corporate values and are driven by the need to ensure effective utilisation of and investment in human resources. Merit and competence are the key criteria for advancement in the Group. Acknowledging the diversity of cultures in the employee complement is a key fundamental for relationship between employer and employee. The Group applies policies that do not discriminate on grounds of race, age, disability, gender or religion and that provide good opportunities for previously disadvantaged sections of the community.

The Group recognises the rights of employees regarding freedom of expression and freedom of association and representation. The Group affirms that employees have the right to choose to participate in organised labour structures and collective bargaining. Where possible, employee participation in problem solving and decision making is encouraged.

The JD Group Learning Academy (JDLA), has since inception in 2003, hosted almost 20 000 delegates. Structured development programmes include basic, retail, advanced and executive development programmes. During the review period the Group conducted employee development interventions in compliance with the workplace skills plan administered by the Wholesale and Retail Education Sector Authority.

Broad-Based Black Economic Empowerment (B-BBEE)

The Group actively participates in initiatives directed at the empowerment of previously disadvantaged groups in the South African community.



The Group is wholly committed to transformation goals and objectives and views transformation as an opportunity for further growth and development in line with the BEE Act and B-BBEE Codes of Good Practise and the Employment Equity Act.

The Group focuses on entrenching empowerment on a sustainable platform in its businesses in order to ensure the effective participation of black people in ownership, control and skilled occupations and has introduced a transformation strategy that focuses on all seven elements of the generic scorecard.

The strategy adopted by the Group will give credence to the seven elements of the generic scorecard that will position the Group to become B-BBEE compliant.

Economic impacts

The cornerstone of our business is to satisfy the consumer in the pursuit of consistent, acceptable profit growth. We create wealth for the benefit of all stakeholders. Our international expansion is intended to continue in Poland. The Abra business is now one of the largest furniture retailers in Poland.

JD companies spent R13,2 billion during the year on inventory purchases and services from suppliers. Our first concern in supplier relationships is to meet legal and contractual obligations, acknowledging that for many suppliers, their greatest need is to be paid on time.

The Group places the highest priority on maintaining constructive relationships with governments at local and national levels and with regulatory agencies.

Chains and corporate service departments must comply with all laws and seek constructive engagements with public authorities where necessary. As part of the accountability process, each chain and corporate service department is required to report all incidences of prosecutions or fines, major ongoing disputes and any formal investigations.

Environmental impacts

The Group complies with all relevant safety, health and environmental legislation and by enhancing awareness amongst our employees.

In relation to the environment, the Group aims at all times to comply with all relevant legal obligations and regulations concerning the environment and to adopt an all encompassing approach to environmental protection measures with the object of achieving continuous improvements.



The Group strives to keep waste materials to a minimum and to reduce, recycle and, where necessary, dispose of waste by the safest and most responsible means available to reduce environmental impact.

The Group's internal audit department examines compliance with key features of existing environmental, health and safety legislation and reviews performance against agreed targets.

The Braamfontein Regeneration Project is a key factor in driving inner city growth and renewal in Johannesburg. The Group, whose corporate head office is situated in Braamfontein, together with other major corporates, has been an integral part of this process, as evidenced by investing in JD House in 2002 and an adjacent building in 2005, refurbishments thereto and the building of a parkade.

The Group is also an active participant in the Corporate Precinct Public Environment Upgrade, which will not only benefit some 800 corporate office employees, business partners, associates and visitors, but also the community at large.

Social impact

The focus of the Group Corporate Social Investment Programme is on the development of individual and community self sufficiency through education and training, skills development and job creation.

Projects are selected on the basis of sound management, sustainability and the potential to be replicated.

We attempt, in certain instances, to forge partnerships with other stakeholders to maximise funding.

A percentage of budget is allocated to smaller, once off annual donations to organisations that are acknowledged as providing specific services to their community.

Funding is allocated to secular organisations only.

No funding or sponsorship is granted for individual endeavours.

To ensure openness and transparency, no funding or sponsorship is granted to political parties.

Funding and sponsorship

The Group remains aware of the need to participate in community projects. In a country like ours, where such enormous disparity exists between the advantaged and historically disadvantaged members of society, it is incumbent on us to participate in activities that would normally be undertaken by governments in developed countries.



The Group is involved in a number of corporate social projects eg:

- *Tipa project*

The Techno-agricultural Innovation for Poverty Alleviation (Tipa) project is based on the concept of the African Garden Market, part of the Food Security for Africa initiative presented in 2002 at the World Summit for Sustainable Development (WSSD).

Both Tipa and the African Garden Market make use of the Family Drip Irrigation System (FDIS). The FDIS, state of the art irrigation technology developed in Israel, has been combined with gravity powered low water pressure, which allows traditional farmers to enjoy all the advantages of drip irrigation at low cost. Without the need to introduce any further technology, each FDIS project is able to cover an area up to $500m^2$.

- *B'nai B'rith Food Highway*

B'nai B'rith, an international service organisation which undertakes communal projects for the underprivileged and less fortunate members of the communities, joined forces with the Group to expand its successful Food Highway project. This project was initiated to assist sectors of the disadvantaged community who are undernourished and suffering from malnutrition, including Lerato Love Home.

The Group has contributed to sponsoring the cost of bulk purchases of the ingredients required for the 100g food packets, resulting in 47 610 meals being made available to underprivileged children monthly.

- *Centre for Development and Enterprise (CDE)*

CDE is involved in producing policy reports of national interest, including:

- "Key to Growth: supporting South Africa's Emerging Entrepreneurs";
- "Celebrating and reflecting on South African democracy";
- "Maths and Science schooling in South Africa", a publication examining the nature of the country's crises with respect to these two subjects which culminated in extensive media and marketing campaigns following a public launch to senior business leaders, government officials, politicians and education NGO's;
- "Land Reform in South Africa: a 21st century perspective";
- "Beyond maize and gold: national development challenges in two Free State cities";
- "A new vision for welfare – from dependency to empowerment"; and



- a book on South Africa's first 10 years of democratic rule and the challenges ahead for the second decade.

During the year under review, the Group contributed R75 000 to the CDE.

- *Ikusasa Lami Rural Schools (ILRS) initiative*

The Group participated in the ILRS initiative in Gauteng which was established by Editworks Africa to create opportunities for the impoverished schools in rural areas across South Africa. The Group supplied some 1 400 portable plastic lapdesks to two primary schools in Kwaggafontein, north of Pretoria. These lapdesks, placed on the learners' laps, enable them to do their work both in class and at home, where in many cases ordinary tables or desks are not available.

- *Johannesburg Philharmonic Orchestra (JPO)*

Out of the ashes of the National Symphony Orchestra came the Johannesburg Philharmonic Orchestra in June 2000. The JPO now strives, through training and mentorship, to nurture and develop world class South African musicians that in turn will ensure the ongoing sustainability and growth of music traditions in South Africa.

This year saw the Group provide support to the JPO in a way fitting to the nature of the furniture business – new, carpeted podiums and platforms, thereby ensuring that the orchestra can perform on international quality staging in the years ahead.

- *Other institutions*

We continue to support numerous education and other institutions. The major beneficiaries are listed below:

- St Enda's Community Centre, a highly respected secondary school in Joubert Park, Johannesburg, was originally established in one of our warehouses in 1985;
- Claremont Child Care, an institution which assists destitute children, with whom we have a long association;
- Little Champs Sports Academy runs facilities which provide pre-schoolers with physical, emotional and social development, embracing teamwork, sharing and Ubuntu; and
- The Mitzvah School, a registered school and examination centre, provides quality tutoring for students from Alexandra in their final year of schooling. The school caters for 50 students and has consistently produced a pass rate exceeding 90%.



Lerato Love Home relocated to a community centre neighbouring Alexandra providing accommodation for babies, children and young adults, the majority of whom are victims of abuse, abandonment, neglect and HIV and Aids. We acknowledge the significant contribution made by the Bidvest Group to this facility, as well as various contributions of money, clothing and food made by the Group suppliers and employees.

The Group provides financial assistance to the Abraham Kriel, Avril Elizabeth, Epworth, Talje, Wallace Anderson, Mouton and The Hamlet children's homes, as well as Girls and Boys Town.

The Group also supports St. Giles Association, The Salvation Army, United Cerebral Palsy and The Bird Street Teacher Training Campus of the Nelson Mandela Metropolitan University in Port Elizabeth, Up With Science, a science enrichment programme for senior secondary school pupils presented by the Centre for Science Education at the University of Pretoria, the Northwest University and Business Against Crime.

Currently 211 children of employees and 74 staff members are receiving education and study assistance.

For the past 13 years, corporate office employees have regularly been donating blood in conjunction with the South African Blood Service on a regular basis at JD House.

HIV and Aids report

The Group recognises the gravity and potential impact of the evolving HIV and Aids pandemic on its customers, markets, business partners, workforces and employee benefits. In 1998 the Group embarked on a repositioning strategy to minimise the impact of the pandemic on its current and future markets via a combination of the following:

- expansion into markets outside of Africa;
- discontinuation of certain chains and adjustments to other chains within the Group;
- decreased exposure to geographical high risk areas;
- introduction of additional products such as financial services; and
- enhanced credit risk monitoring and management.



JD Group's retirement benefits were also restructured to minimise the impact of HIV and Aids.

The Group gathers and analyses all relevant data to facilitate regular updates of business models that monitor both the internal and external impacts of the pandemic. This enables management to make informed decisions about HIV related business strategies.

The Group fosters non-discriminatory and empathetic workplace environments that ensure that HIV positive employees are managed with care and compassion. Such employees have access to high quality disease management programmes, either through their own medical scheme or state facilities, and are encouraged to access these facilities. Together with the Department of Health, the Group maintains an HIV and Aids awareness programme at all major workplaces.

During the year under review, the Group conducted a third "excessive risk" assessment and found no additional adverse impacts. The Group continues to monitor the situation and will act appropriately if and when deemed necessary.

Bursary programme

A bursary programme was launched in 2007, which saw 20 black students being sponsored to do a certificate in Retail Management course. The students were also provided with the opportunity for practical training, wherein they work for 27 hours a week in stores in the mornings. Contact sessions were also arranged and conducted in our learning academy, wherein lecturers from University of South Africa gave lectures and our staff offered the practical side to the theory.

Stakeholders' communication

The board of directors (the board) is aware of the importance of balanced and understandable communication of the Group's activities to stakeholders and strives to clearly present any matters material to a proper appreciation of the Group's position. The interests and concerns of stakeholders are addressed by communicating information as it becomes known.

The directors foster a mutual understanding of objectives shared between the Group and its institutional shareowners by meeting with and making presentations to them on a regular basis. The board welcomes and encourages the attendance of private shareholders at the annual general meeting and other general meetings and giving them the opportunity to address questions. At last year's annual general meeting, all resolutions were passed by a poll. The level of proxies lodged on each resolution was announced at the meeting.

The Group adopts a proactive stance in timely dissemination of appropriate information to stakeholders through print and electronic news releases and the statutory publication of the Group's financial performance.



2007 Bursary Students with Richard Chauke

1. Introduction

The board of directors (the board) is committed to and subscribes to the values of good corporate governance contained in the Code of Corporate Practices and Conduct recommended by the 2002 King Report on Corporate Governance for South Africa (King II).

The board endorses the principles of integrity and accountability advocated by King II. In all dealings, the board strives to ensure that the interests of stakeholders are foremost in their decisions and that they are fully informed of the process. The Group's corporate governance structures and practices are currently being reviewed to take into account changes within the Group.

This corporate governance statement sets out the key governance principles and practices of the Group to fairly and honestly inform our internal and external stakeholders through fair and understandable disclosure.

2. Statement of compliance

The Listings Requirements of the JSE require that listed companies report on the extent to which they comply with the principles incorporated in King II.

Based on the information set out in this corporate governance statement, the board believes that throughout the accounting period under review, it has applied the practices of King II. In regard to the appointment of an executive chairman rather than preferably an independent, non-executive director, the Group has complied with the provisions set out in the Listings Requirements of the JSE, by explaining the adopted practice of having an executive chairman.

3. Endorsement of King II

JD Group remains fully committed to the principles of effective corporate governance and application of the highest ethical standards in the conduct of its business. We endorse the principles of integrity and accountability advocated by King II. In all dealings we strive to ensure that the interests of stakeholders are foremost in our decisions and that they are fully informed of the process.

We have long recognised that good corporate governance is essentially about leadership and there exists the need to conduct the enterprise with integrity and in compliance with best international practices, whilst taking cognisance of the value systems of the countries in which we operate.

4. Chairman and board of directors

4.1 Chairman

The executive chairman is David Sussman, founder of the Group. The board delegates to the chairman responsibility for ensuring the effectiveness of governance practices. He leads the board and is responsible for representing the board to shareholders.

Although the chairman is not an independent non-executive director as recommended by King II, there is a clearly accepted division of responsibilities at the head of the company, to ensure a balance of power and authority, such that no one individual has unfettered powers of decision making.

Further, as required in terms of the Listings Requirements of the JSE, the role of the chairman is separate from that of the chief executive officer.

4.2 Board

JD Group is headed by an effective unitary board that can both lead and control the Group. The board comprises of 12 directors of whom four are independent non-executive directors and one is a non-executive director. The board considers Mervyn King, Len Konar, Maureen Lock and Martin Shaw as independent non-executive directors. These directors ensure that no one individual has unfettered powers of decision making and authority, so that shareowner interests are protected.

The guidelines contained in the Listings Requirements of the JSE were used to test the independence and category most applicable to each director.

The primary responsibilities of the board include regular review of the strategic direction of investment decisions and performance against approved plans, budgets and best practice standards. The board retains full and effective control of the Group and decisions on material matters are reserved for the board.

The board meets four times per annum and more frequently if circumstances or decisions require.

The following EXCO members namely, Ian Child, Phillip Kruger, Arie Neven, Mark Richards, Mike Roberts and Ian Thompson are invited to attend board meetings.

Meetings are conducted in accordance with formal agendas, ensuring that all substantive matters are properly addressed. Standing subcommittees of the Group board have been appointed, details of which are set out in this report, while *ad hoc* subcommittees are created as and when necessary.

The chairman sets the agenda for each meeting in consultation with the chief executive officer and company secretary. Any director may request that additional matters be added to the agenda. Copies of board papers are circulated to the directors in advance of the meetings.

There is a clear division between the responsibilities of the board and management.

Mias Strauss, the chief executive officer, takes full responsibility for all operations.

The non-executive directors take responsibility for ensuring that the chair encourages proper deliberation of all matters requiring the board's attention. The board ensures that there is an appropriate balance of power and authority on the board so that no one individual or block of individuals can dominate the board's decision making process.

Directors are appointed on the basis of skill, acumen, experience and level of contribution to and impact on the activities of the Group. Non-executive directors contribute an unfettered and independent view on matters considered by the board and enjoy significant influence in deliberations at meetings. All directors have the requisite knowledge and experience required to properly execute their duties, and all participate actively in the proceedings at board meetings. The non-executive directors have no fixed term of office, while four of the executive directors who have entered into service contracts with Sustein Management (Pty) Ltd, are subject to one year's notice from either party.

A proposal will be put to shareholders at the forthcoming annual general meeting to terminate the existing management agreement between JD Group, JDG Trading (Pty) Ltd and Sustein Management (Pty) Ltd and to contract these executive directors individually and directly with JDG Trading (Pty) Ltd. Should the proposal be approved by shareholders, all executive directors will enter into employment contracts with JDG Trading (Pty) Ltd on similar terms and conditions.

The board and its committees are supplied with full and timely information which enables them to discharge their responsibilities. All directors have unrestricted access to all group information. Non-executive directors have access to management and may meet separately with management, without the executive directors being present.

Some of the non-executive directors hold directorships or executive positions in companies with which the Group has commercial relationships. The board has considered all these relationships and does not believe any of them compromise the independence of the directors concerned.

All directors are entitled, at the Group's expense, to seek independent professional advice about the affairs of the Group in relation to the execution of their duties, if such expertise is required.

One third of the directors are subject, by rotation, to retirement and re-election at the annual general meeting in terms of the company's articles of association. In addition, all directors are subject to election by shareholders at the first annual general meeting after their initial appointment.

Jan Bezuidenhout resigned as a director with effect from 31 August 2007 and Richard Chauke, Henk Greeff and Grattan Kirk were appointed as executive directors to the board with effect from 17 September 2007.

The biographical details for each of the directors are set out on pages 12 and 13 of the annual financial statements.

5. Interests in contracts

During the year ended 31 August 2007, none of the directors had a significant interest in any contract or arrangement entered into by the company or its subsidiaries, other than as disclosed in note 26 to the annual financial statements.

6. Company secretary

The appointment and removal of the company secretary is a matter for consideration of the board as a whole. During the year Melvyn Jaye retired as company secretary on 31 May 2007 and Janine van Eden was appointed by the board with effect from 31 May 2007. The company secretary advises the board on the appropriate procedures for the management of meetings and the implementation of governance procedures and is further responsible for providing the board collectively and each director individually, with guidance on the discharge of their responsibilities in terms of the legislation and regulatory requirements applicable to South Africa.

The board has unlimited access to the company secretary, who advises the board and its subcommittees on issues including compliance with Group policies and procedures, statutory regulations and King II.

7. Business model

The Group's business model has been changed to comprise the following divisions namely, traditional retail, cash retail, international retail and financial services.

7.1 Traditional retail

- Barnetts
- Bradlows
- Electric Express
- Joshua Doore
- Morkels
- Price 'n Pride
- Russells

7.2 Cash retail

- Hi-Fi Corporation
- Incredible Connection

7.3 International retail

- Abra

7.4 Financial services

- Traditional retail
- Maravedi
- Blake
- New customers in other markets

7.5 Corporate service departments

- Finance
- Fleet Management
- Human Resources
- Internal and Forensic Audit
- IT and Communications
- Legal, Compliance and Insurance Services
- Corporate Marketing
- Merchandise and Marketing: Traditional Retail and Cash Retail
- Property Services
- Secretariat
- Strategy and Transformation

The board is of the opinion that the business model in place is balanced and sound and provides a solid platform for continued growth. The board is nevertheless aware of the changing dynamics of the industry and will modify group strategy and models from time to time in accordance with changing circumstances.

8. Strategic business goals

The Group's corporate objectives and opportunities are set out on page 5 and provides a framework of the strategic direction of the Group.

9. Board committees

While the board remains accountable and responsible for the performance and affairs of the Group, it delegates to board subcommittees certain functions to assist it to properly discharge its duties. Appropriate structures for those delegations are in place.

Each subcommittee acts within agreed written terms of reference. The chairman of each subcommittee reports at each scheduled meeting of the board and minutes of subcommittee meetings are provided to the board. The majority of the members of each subcommittee are independent, non-executive directors.

A diagrammatic outline of the entities to which delegations have been made, is set out below:


JD GROUP MAIN BOARD
Board committees
Management committees
Alliances
Employee benefit funds
Audit
Remuneration
Nominations
Risk management
JDG Trading board
EXCO
Internal risk management
Traditional retail
Cash retail
International retail
Financial services
Chains
Service departments
Blake
Maravedi

9.1 Audit committee

The audit committee comprises three independent non-executive directors, namely Mervyn King (chairman), Len Konar and Martin Shaw. Jan Bezuidenhout (resigned 31 August 2007), Richard Chauke, Ian Child, Henk Greeff, Grattan Kirk, Johan Kok, Phillip Kruger, Pieter Pienaar, Mark Richards, Mias Strauss, David Sussman, Ian Thompson, Leslie van Doesburgh and Gerald Völkel attend meetings by invitation.

The audit committee met formally three times during the financial year to consider financial reporting issues and to advise the board on a range of matters, including corporate governance practices, internal control policies and procedures, and internal and external audit management.

The external auditors attend the audit committee meetings and have unrestricted informal access to the chairman of the audit committee. The audit committee has set the principles for recommending the use of external auditors for non-audit services. The audit committee is satisfied that the independence of the external auditors is not compromised by the present scale of non-audit related fees paid to them.

Through the audit committee, the board regularly reviews processes and procedures to ensure the effectiveness of internal systems of control so that its decision making capability and the accuracy of its reporting is maintained at a high level at all times. The committee, furthermore, identifies and monitors the non-financial aspects relevant to the businesses of the Group and reviews appropriate non-financial information that goes beyond assessing the financial and quantitative performance factors.

9.2 Remuneration committee

The remuneration committee, under the chairmanship of non-executive director Ivan Levy, comprises four members, the remaining three of whom are independent non-executive members, namely Mervyn King, Len Konar and Martin Shaw. David Sussman attends the meetings by invitation.

Its main responsibility is to review and approve the remuneration and employment terms of executive directors and senior group executives. The remuneration committee met formally once during the financial year.

Eight executives are employed by Sustein Management. In terms of the management agreement between JD Group, JDG Trading and Sustein Management, a fee is paid by JDG Trading to Sustein Management for its services to the Group. These executives are therefore not remunerated directly by JD Group. In terms of a proposed resolution to shareholders to be considered at the forthcoming annual general meeting, the management agreement with Sustein Management is to be terminated. Executive directors will then be contracted and remunerated directly by JDG Trading.

In determining the remuneration of the executives, the remuneration committee aims to provide the appropriate packages required to attract, retain and motivate the executives whilst giving due consideration to remuneration levels, both within and outside the Group. To meet these objectives, the committee, from time to time, takes advice from external remuneration specialists.

The Group's primary executive remuneration objective is to reward executives so as to ensure that their interests are, as far as possible, commensurate and aligned with the interests of the shareholders.

Remuneration for the executives consists of an all inclusive total cost to company fixed element, a variable element and share incentives. Full details of the remuneration of the individual directors and information on share options are set out on page 82 of the annual financial statements.

The fixed element for the executives is reviewed annually. The committee compares current rates of pay to those observed in similar relevant companies within and outside the Group. This information is then adjusted to reflect both the Group's performance compared to similar companies and the individual's performance.

An annual variable element is awarded as an incentive to executives to achieve predetermined financial and other targets.

The Group operates a share incentive scheme for directors and senior executives. The committee grants rights which relate to the executives' contributions and responsibilities. Rights granted are subject to time limits.

The remuneration of the non-executive directors is set by the executive chairman after consultation with the Group's advisors.

The remuneration of the chairman is set by the committee while he is not in attendance.

9.3 Nominations committee

The nominations committee comprises four non-executive directors, three of whom are independent. The members are Ivan Levy (chairman), Mervyn King, Len Konar and Martin Shaw. The committee met on 25 July 2007.

The nominations committee supports and advises the board in ensuring that the board comprises individuals who are best able to discharge the responsibilities of directors, having regard to the law and the highest standards of governance, by:

- assessing the skills required on the board;
- from time to time assessing the extent to which the required skills are represented on the board;
- establishing processes for the review of the performance of individual directors and the board as a whole; and
- establishing processes for the identification of suitable candidates for appointment to the board.

9.4 Risk management committee

The risk management committee is a stand alone subcommittee of the board. This committee comprises Len Konar (chairman), Ian Child, Reneé Griessel, Grattan Kirk, Phillip Kruger, Johan Kok, Pieter Pienaar, Mark Richards, Martin Shaw, Mias Strauss, Ian Thompson and Gerald Völkel. Meetings are held at least three times per annum.

The purpose of this committee is to address general business risks applicable to the chains and corporate service departments, credit risks, exchange rate exposure, insurable losses, interest rate and liquidity risks as well as legislative and external risks. The findings of this committee are reported to the audit committee.

A dedicated assets and liabilities management subcommittee, comprising Ian Thompson and Gerald Völkel, reports to this committee.

An internal risk management committee, comprising chain and corporate service department executives, also reports to this committee.

The board is confident that the fundamental processes are in place to ensure compliance with current and future risk management requirements.

Risks are identified and monitored through the planning process, the close involvement of the executive directors in the Group's operations and the periodic monitoring of key issues to ensure that the significant risks faced by the Group are evaluated in terms of impact and severity and appropriately managed.

Risks are evaluated at the internal risk management committee using the Barn-owl risk management application as to the degree of inherent risk and then the likelihood of occurrence. The control environment relevant to this risk is then evaluated and a score is given to the residual risk and its likelihood of occurrence.

In this manner the major risks to the Group are monitored as well as the various management actions aimed at mitigating these risks. The internal risk management committee also considers the adequacy of:

- insurance (including self-insurance) cover, in conjunction with experts from the insurance industry. This also covers a review of risks not covered by insurance; and
- business continuity planning.

The internal risk management committee ranks the top risks and presents these risks to the risk management committee. The risks are regularly updated to take into account changing market, economic, political, and environmental or legislation conditions. The majority of inherent risks remain constant but new risks arise and have to be dealt with e.g. introduction of the National Credit Act on 1 June 2007.

The major risks as at the date of this report are as follows:

Financial performance	Ensuring more than adequate financial performance of the Group for all stakeholders without compromising prudent accounting standards, policies and levels of provisioning. Maximise income and revenue streams. Establish efficient cost structures. Constantly monitor performance and provide feedback to operations and the service departments.
Information Technology (IT)	Ensuring that the money spent on IT is effectively managed. Priorities include migration to a single branch operating system from the three disparate systems currently in the traditional retail chains. Finalisation of the "point of sale" system in Hi-Fi Corporation and roll out to all stores. Enhancement of the point of sale in Incredible Connection and integration into a new general ledger, Navision. Major enhancement to the Group's business intelligence systems.
Broad-Based Black Economic Empowerment and Employment Equity (B-BBEE)	Implementing an overall transformation strategy to introduce more representation of the dynamics of South Africa into middle and senior management of the Group. Embrace all aspects of B-BBEE for the long term sustainability, growth and profitability of the Group.
Compliance	To ensure the Group remains compliant with the many laws and regulations that govern the environment in which the Group operates. Continually review Group policy and procedures to ensure compliance is established and monitor adherence to policy via operational excellence and the internal audit department.
Crime	Monitor the impact of criminal activities such as cash and inventory losses, fraud, burglary and damage to company assets. Proactively consider and implement preventative measures to combat the impact of crime such as drop safes, security guard services, alarm systems and vehicle tracking systems.

Credit management	This relates to the Group's ability to collect the debtor's book. In an environment where the customer is becoming over indebted, ensure strict credit granting rules are maintained. Constantly review debt recovery systems to ensure optimised. Closely monitor the performance of the debtor's book. Ensure correct provisions are raised for debts that are unlikely to be recoverable.
HIV/Aids	This refers to the Group's ability to understand and respond to the impact of HIV/Aids on its stakeholders, particularly on the customer base and the staff complement.
Market behaviour	Constantly monitor market behaviour or changing demographics, customer buying patterns, competitor activity and customer indebtedness. Various mechanisms are in place to monitor these changing market behaviour's e.g. merchandise and marketing review meetings.
People skills	Attract and retain the right people. Ensure they are correctly trained and developed. Maintain appropriate succession planning especially for key positions taking cognisance of employment equity.
Supplier base and logistics	Carefully plan the mix between local and imported supply of goods to ensure good product mix and margin is maintained that satisfies the needs of the customer at the right price and quality. Optimise the supply chain of these products to minimise cost. Provide swift and efficient delivery and optimise customer service.
Cash flow and treasury management	Manage the risks attached to foreign exchange fluctuations, interest rate changes, instalment terms and finance charges and other related incomes and expenses. Take out appropriate cover and hedges where required.
Taxation	Monitor and manage all taxation risks applicable to the Group, utilising both internal and external resources. Furthermore, to monitor changes or potential changes to the applicable legislation.

Establishment of a separate financial services business	Until recently the financial services business has been inextricably linked with the traditional retail business. Separate the financial performance of the financial services business from that of retail. Establish dedicated management teams to optimise the performance of the financial services business.
Traditional retail business	Optimise the performance of the traditional retail business through becoming excellent retailers without relying on the incomes of the financial services business to cross subsidise financial performance.

Risk is not only viewed from a negative perspective. The review process also identifies areas of opportunity, such as where effective risk management can be turned to competitive advantage.

The risk management committee met formally three times during the period under review.

10. Attendance register

The attendance by directors at board meetings and subcommittee meetings during the financial year is provided below:

	Board	Audit	Remuneration	Risk	Nominations
Total number of meetings	4	3	1	3	1
ID Sussman	4	2[bd]	1[b]	N/A	N/A
HC Strauss	4	3[b]	N/A	3	N/A
JL Bezuidenhout[c]	4	3[b]	N/A	N/A	N/A
JHC Kok	4	3[b]	N/A	3	N/A
G Völkel	4	3[b]	N/A	3	N/A
ME King	4	3	1	N/A	1
D Konar	4	3	–[d]	3	1
IS Levy	4	3[b]	1	N/A	1
M Lock[a]	2[d]	2[b]	N/A	N/A	N/A
MJ Shaw	3[d]	3	1	3	1

a = Non-resident
b = By invitation
c = Resigned
d = Apologies

11. JDG Trading board

JDG Trading (Pty) Ltd is the wholly owned South African trading company of JD Group Limited.

Composition of board

Jan Bezuidenhout resigned as a director of the board with effect from 31 August 2007.

The board of JDG Trading consists of the seven executive directors of JD Group and six senior executives, namely Ian Child, Phillip Kruger, Arie Neven, Mark Richards, Mike Roberts and Ian Thompson. Meetings are chaired by either David Sussman or Mias Strauss.

Fred Ginsberg and Vivian Horn resigned from the board of JDG Trading with effect from 17 September 2007 and Richard Chauke, Ian Child, Grattan Kirk, Phillip Kruger, Mike Roberts and Ian Thompson were appointed to the board of JDG Trading with effect from 17 September 2007.

The directors are individually mandated, empowered and held accountable for implementing the strategies and key policies determined by the JD Group board; managing and monitoring the business and affairs of the organisation in accordance with approved business plans and budgets; prioritising the allocation of capital and other resources and establishing best management and operating practices. Structured management succession planning, for purposes of identifying, developing and advancing future leaders in the Group, is an important element in the managing process.

Purpose of the board

The purpose of the board is to serve as a governance mechanism through the process of semi-annual Group performance reporting.

Frequency of meetings

Meetings are held semi-annually to coincide with the announcements of results and on an *ad hoc* basis, as required.

12. Management committees

Specific responsibilities have been delegated to various management committees, all of which have defined charters in place. Previously Tradeco and Servco had formed part of the management committees and going forward will be replaced by the traditional retail, cash retail, international retail and financial services divisions.

12.1 Executive committee (EXCO)

Composition of committee

The committee comprises David Sussman (chairman), Richard Chauke, Ian Child, Henk Greeff, Grattan Kirk, Johan Kok, Phillip Kruger, Arie Neven, Mark Richards, Mike Roberts, Mias Strauss, Ian Thompson and Gerald Völkel.

Purpose of committee

The purpose of the committee is to translate Group board strategic direction into a Group strategic plan and to address other items considered crucial for business success; to oversee the strategic planning process in order to secure successful implementation; and to monitor group performance in accordance with the Group strategic plan.

Agendas

The agendas include the monitoring of strategic business goals, performance review, risk review, succession planning, business intelligence, and establishing and monitoring group policies and procedures.

Frequency of meetings

Meetings are held on a monthly basis.

12.2 Internal risk management committee

Composition of committee

The internal risk management committee comprises Mark Richards (chairman), Pamela Barletta, Ian Child, Richard Chauke, Johan Coetsee, Henk Greeff, Reneé Griessel, David Hirsch, Grattan Kirk, Johan Kok, Rénier Krige, Phillip Kruger, Pieter Pienaar, Mias Strauss, Ian Thompson, Wietske van der Westhuizen, Leslie van Doesburgh, Janine van Eden and Gerald Völkel. Other executives are invited to attend the meetings depending on the requirements of the agenda.

Purpose of committee

The purpose of this committee is to identify and review the risks presented by the Group's local and offshore operations and corporate service departments from the Group's perspective and to rate them in terms of probability and impact. It reports to the Group risk management committee and to the JDG Trading board.

Frequency of meetings

This committee meets on a quarterly basis.

12.3 Traditional retail EXCO

Composition of committee

The committee comprises Grattan Kirk (chairman), Henk Greeff, Rénier Krige, Phillip Kruger, Arie Neven, Pieter Pienaar, Anthony Smith, Wietske van der Westhuizen, Leslie van Doesburgh and the traditional retail chain chief executives. Other executives are invited to attend meetings depending on the requirements of the agenda.

Purpose of committee

The purpose of the committee is to translate, plan and implement Group strategy as determined by the EXCO applicable to the traditional retail chain businesses; to monitor and track progress thereon and to ensure compliance with policies as per predetermined and agreed performance areas.

Agendas

The agendas include deliberations on Group strategic business goals; operations business goals, business performance measurements; receivables and inventory management and performance; people development and satisfaction; performance of service departments and of suppliers in terms of service level agreements; research and development trends internally and externally; operations policies; and progress reviews on Group projects and other important initiatives which may impact on the traditional retail businesses.

Frequency of meetings

Meetings are held on a monthly basis.

12.4 Cash retail EXCO

Composition of committee

The committee comprises Grattan Kirk (chairman), Pamela Barletta, Johan Coetsee, Victor da Silva, Henk Greeff, David Hirsch, Pieter Pienaar and the cash retail chain chief executives. Other executives are invited to attend meetings depending on the requirements of the agenda.

Purpose of committee

The purpose of the committee is to translate, plan and implement Group strategy as determined by the EXCO applicable to the cash retail chain businesses; and to monitor and track progress thereon as per predetermined and agreed performance milestones.

Agendas

The agendas include deliberations on Group strategic business goals; operations business goals, business performance measurements; receivables and inventory management and performance; people development and satisfaction; performance of service departments and of suppliers in terms of service level agreements; research and development trends internally and externally; operations policies; and progress reviews on Group projects and other important initiatives which may impact on the cash retail businesses.

Frequency of meetings

Meetings are held on a monthly basis.

12.5 Leadership and development council

This committee comprises Mias Strauss (chairman), Pamela Barletta, Richard Chauke, Henk Greeff, Grattan Kirk, Johan Kok, Rénier Krige, Arie Neven, Mark Richards and Mike Roberts. The committee's charter includes leadership development, succession management and expediting the achievement of equity targets.

12.6 Chain and corporate service department committees

The chain chief executives, namely Colin Bresler, Toy de Klerk, Jannie Els, Pat Kimmince, Phillip Kruger, Lindsay Mentor, David Miller, Len Rundle and Matthew van der Walt and heads of the corporate service departments, namely Pamela Barletta, Ian Child, Clive Dicks, David Hirsch, Henk Greeff, Reneé Griessel, Rénier Krige, Ivan Nefdt, Irene Pilavachi, Pieter Pienaar, Ian Thompson, Wietske van der Westhuizen, Leslie van Doesburgh and Janine van Eden act as chairmen of either chain or corporate service department meetings held on a monthly basis. The executive management teams of the chains and corporate service departments, respectively, attend these meetings.

12.7 Marketing and merchandise meetings

The traditional retail chains are chaired by the marketing executives together with Arie Neven, Irene Pilavachi, David Sussman and Wietske van der Westhuizen. Representatives of the chain advertising agencies also attend.

The cash retail chains are chaired by the marketing executives together with David Hirsch, Mike Roberts and David Sussman. Representatives of the chain advertising agencies also attend.

Marketing and merchandise review meetings have been split into two sections, namely all marketing promotions of the Group for the next two to three months in advance and merchandise plans which underpins the marketing plan referred to as the "sell to profit plan". The purpose of these meetings are to ensure that sales are maximised, product units are sold and gross margins are achieved. These meetings are held on a monthly basis.

12.8 Credit meetings

Credit meetings are chaired by Mias Strauss. The chain chief executives, operations executives and debtors' executives together with Grattan Kirk, Johan Kok, Phillip Kruger and Arie Neven also attend. The purpose of these meetings is to review all aspects of the performance of the receivables' books and related matters. These meetings are held on a monthly basis.

13. Connection Group board and subcommittees

The Group acquired Connection Group with effect from 1 December 2005. David Sussman and Mias Strauss were appointed to the board of the holding company, Connection Group Holdings (Pty) Ltd. The subcommittees of the board, namely the remuneration committee and audit committee were incorporated into the JD Group committees respectively.

14. Abra board

The management board of Abra in Poland carries out the same functions as the JDG Trading board.

The supervisory board of Abra includes David Sussman (chairman), Jan Bezuidenhout (resigned 31 August 2007), Johan Coetsee (appointed 1 September 2007), Fred Ginsberg (resigned 31 August 2007), Grattan Kirk (appointed 1 September 2007), Mark Richards (resigned 31 August 2007) and Mias Strauss.

15. Employment benefit funds

Approximately 95% of Group employees are members of a retirement fund offered by the Group. The retirement funds are the Alexander Forbes Retirement Fund – (JDG Trading (Pty) Ltd) (AFRF); The JD Group Defined Benefit Pension Fund (Defined Benefit Pension Fund); Connection Group Holdings Provident Fund (Connection Group Holdings (Pty) Ltd); the SA Commercial Catering and Allied Workers Union National Provident Fund (SNFP); various small funds in Botswana and Namibia and the Social Security Fund (SSF) in Poland.

The AFRF is an umbrella fund, in which a number of employees participate, and has a professional board of trustees in place. Management committees comprising four employers appointed and four employee elected members monitor and review the AFRF, monitor investments, and assist in the distribution of death benefits. The employer appointed management committee members who represent JDG Trading on the AFRF are Ivan Levy, George Annandale, Rénier Krige and one current vacancy.

The SNPF is an umbrella fund in which a number of employees participate in terms of a collective bargaining arrangement with SACCAWU. Old Mutual Employee Benefits Industry Funds Unit is the administrator of the SNPF.

The Defined Benefit Fund employer trustees are Ivan Levy (chairman/employer trustee), Rénier Krige (principal officer/employer trustee), George Annandale (employer trustee) with one current vacancy and four members elected as trustees.

Frequency of meetings

The AFRF and Defined Benefit Fund hold annual formal management committee meetings with informal meetings as and when required.

Details of the Group's retirement funds and impact on the financial statements are set out in note 25 of the annual financial statements.

16. Financial control and reporting

The directors are responsible for ensuring that Group companies maintain adequate records, and for reporting on the financial position of the Group and the results of the activities with accuracy and reliability. Financial reporting procedures are applied in the Group at all levels to meet this responsibility. Financial and other information is constantly reviewed and remedial action taken, where necessary.

Improvements to the quality of reported information are continually effected by means of replacing or upgrading information systems.

The Group's annual financial statements are prepared in accordance with International Financial Reporting Standards as well as the consistent use of appropriate accounting policies, unless an accounting policy requires revision or adoption of new accounting standards, in which case proper disclosure will be made, supported by reasonable and prudent judgements and estimates, in order to properly disclose the Group's financial status.

17. Internal control and internal audit

The board has overall responsibility for ensuring that the Group maintains a system of internal financial control to provide it with reasonable, but not absolute, assurance regarding the reliability of the financial information used within the business and for publication, and to ensure that assets are safeguarded.

The key features of the internal control systems that operated throughout the year under review are described below:

17.1 Control environment

A documented organisational structure with clearly defined lines of responsibility and delegation of authority from the board to the chains and corporate service departments is in place. The board has established policies and procedures, including a levels of authority document, and a code of conduct to foster a strong ethical climate.

17.2 Financial monitoring systems

The Group operates a comprehensive annual planning and budgeting process. The annual budget is approved by the board. The financial reporting system compares results with plans, budgets and the previous year and is able to identify deviations on a daily and monthly basis. Reports include regular cash flow statements, income statements and balance sheets projected for 12 months ahead, which are used in determining future funding needs.

17.3 Main control procedures

The directors have adopted a schedule of matters which are required to be brought to it for decision, thus ensuring that it maintains full and effective control over appropriate strategic, financial, organisational and compliance issues. The board has identified a number of key areas which include treasury, legislative requirements, information technology, strategic business goals and other matters which are subject to regular reporting. Financial controls and procedures are in place, including procedures for seeking and obtaining approval for major transactions and organisational changes. Organisational controls involving the segregation of incompatible duties and controls relating to the security of assets are also covered.

The board regularly reviews the operations and effectiveness of internal financial control. The board confirms that to the best of their knowledge and belief there have been no weaknesses which have led to any material losses or contingencies during this financial year.

17.4 Internal control

The directors accept responsibility for maintaining appropriate internal control systems to ensure that the Group's assets are safeguarded and managed, and losses arising from fraud or other illegal acts are minimised. Control systems are monitored and improved in accordance with generally accepted best practice.

17.5 Internal audit

Internal audit is an independent, objective assurance and consulting function designed to add value to and improve the Group's operations. It helps the Group accomplish its objectives by bringing a systematic, disciplined approach to evaluate and improve the effectiveness of risk management, control and compliance processes. It provides:

- assurance that the management processes are adequate to identify and monitor significant risks;
- confirmation of the adequacy and effective operation of the established internal control systems;
- credible processes for feedback on risk management and assurance; and
- objective confirmation that the board receives assurance from management that information is reliable.

The purpose, authority and responsibility of the internal audit activity are formally defined in an internal audit charter, which is approved by the board, and which is consistent with the Institute of Internal Auditors' definition of internal auditing.

The activities of the internal auditors are co-ordinated by the Group internal audit executive, with unrestricted access to the audit committee chairman and its members.

Internal audit co-ordinates with the external auditors to ensure proper coverage and to minimise duplication of effort. The external auditors have access to reports issued by internal audit.

Audit plans for each business unit are tabled annually to take account of changing business needs. Follow up audits are conducted in areas where weaknesses are identified.

The internal audit plan, approved by the audit committee, is based on risk assessments, which are continually updated so as to identify not only existing and residual risks, but also emerging risks, as well as issues highlighted by the audit committee and risk management committee. Internal audits are conducted formally at each business unit and corporate service department workplace on a regular basis.

18. Fraud and illegal acts

The Group does not engage in or accept or condone any illegal acts in the conduct of its business. The directors' policy is to actively pursue and prosecute the perpetrators of fraudulent or other illegal activities, should they become aware of any such acts.

19. Insider trading

No employee may deal, directly or indirectly, in JD Group shares on the basis of unpublished price-sensitive information regarding the business or affairs of the Group. No director or executive who participates in the JD Group share incentive scheme may trade in JD Group shares during closed periods as defined in the JSE Listings Requirements.

20. Code of conduct

The Group is committed to the highest ethical standards of business conduct and to fully complying with all applicable laws and regulations.

The directors, employees, employees of outsourced functions as well as suppliers to JD Group, are all expected to comply with the principles and act in terms of the code of conduct. The directors believe that the ethical standards of the Group, as stipulated in the code of conduct, are monitored and are being met. Where there is non-compliance with the code of conduct, the appropriate discipline is enforced with consistency as the Group responds to offences and prevents recurrence.

21. Going concern

The directors report that, after making enquiries, they have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, the Group continues to adopt the going concern basis in preparing the annual financial statements.

		31 August 2007	31 August 2006	31 August 2005*
Share performance				
Total shares in issue	'000	**180 000**	178 000	175 500
Weighted average number of shares in issue	'000	**177 861**	176 271	172 221
Headline earnings per share	cents	**601,3**	823,5	697,6
Cash equivalent dividends per share	cents	**303,0**	412,0	352,0
Dividend cover	times	**2,0**	2,0	2,0
Net asset value per share	cents	**3 221,3**	3 160,5	2 717,0
Profitability, liquidity and gearing				
Revenue	Rm	**12 907**	11 939	9 933
Operating profit	Rm	**1 540**	2 024	1 755
Profit before finance costs	Rm	**1 611**	2 083	1 809
Profit attributable to shareholders	Rm	**1 077**	1 457	1 202
Closing shareholders' equity	Rm	**5 798**	5 626	4 768
Average shareholders' equity	Rm	**5 712**	5 197	4 360
Net interest-bearing debt	Rm	**76**	(304)	(457)
Average total assets less non-interest-bearing debt	Rm	**7 553**	7 028	6 035
Total assets	Rm	**9 845**	10 115	8 440
Operating margin	%	**11,9**	17,0	17,7
Profit attributable to shareholders on revenue	%	**8,3**	12,2	12,1
Return on closing shareholders' equity	%	**18,6**	25,9	25,2
Return on average shareholders' equity	%	**18,9**	28,0	27,6
Return on assets managed	%	**21,3**	29,6	30,0
Interest cover	times	**10,7**	21,9	12,7
Gearing ratio	%	**1,3**	(5,4)	(9,6)
Current ratio	:1	**3,3**	3,4	3,6
Shareholders' equity to total assets	%	**58,9**	55,6	56,5
Productivity				
Number of stores		**1 078**	1 028	963
Revenue per store	R000	**11 973**	11 614	10 315
Number of employees		**19 577**	18 361	16 459
Revenue per employee	R000	**660**	650	603
Stock exchange performance				
Closing share price	cents	**6 970**	6 660	7 400
Number of shares traded	'000	**293 949**	271 264	167 697
Value of shares traded	Rm	**22 976**	20 383	10 634
Volume traded as % of issued shares	%	**165,1**	152,4	95,6
Market value per share				
– high	cents	**10 600**	9 625	7 800
– low	cents	**5 920**	5 939	4 659

All ratios have been calculated using amounts in R000s as opposed to Rm.

**The 2005 comparatives have been restated to reflect the changes required to comply with the new or revised International Financial Reporting Standards (IFRS). Prior years have not been restated to reflect the changes required to comply with IFRS.*

31 August 2004	31 August 2003	31 August 2002	31 August 2001	14 months 31 August 2000	12 months 30 June 1999	30 June 1998
172 000	166 830	112 730	112 609	111 651	110 350	108 245
166 930	133 196	112 070	111 484	110 322	108 935	106 265
518,5	340,5	226,5	353,2	301,8	243,0	185,7
240,0	110,0	56,0	94,0	78,0	65,0	62,0
2,0	3,1	3,8	2,6	3,9	3,7	3,0
2 297,0	2 033,0	1 715,1	1 695,9	1 531,5	1 305,0	1 085,0
9 056	5 966	4 083	3 788	3 928	3 016	2 896
1 256	747	467	657	565	407	387
1 280	762	478	665	572	407	387
784	449	241	275	335	265	199
3 951	3 392	1 933	1 910	1 710	1 439	1 174
3 671	2 663	1 922	1 810	1 575	1 307	1 076
(19)	894	1 048	802	709	457	412
5 308	4 224	3 557	3 241	2 509	2 058	1 796
7 739	7 185	4 243	4 529	3 499	2 719	2 485
13,9	12,5	11,4	17,3	14,4	13,5	13,4
8,7	7,5	5,9	7,3	8,5	8,8	6,9
19,9	13,2	12,5	14,4	19,6	18,4	17,0
21,4	16,9	12,5	15,2	21,3	20,3	18,5
24,1	18,1	13,4	20,5	22,8	19,8	21,6
8,8	4,9	2,7	6,6	6,5	5,5	6,1
(0,5)	26,3	54,2	42,0	41,5	31,7	35,1
3,1	2,6	4,0	4,1	4,8	5,0	4,2
51,1	47,2	45,6	42,2	48,9	53,0	47,3
952	978	695	684	671	678	628
9 513	6 100	5 875	5 538	5 855	4 449	4 612
16 167	15 738	10 064	9 984	9 704	9 613	9 732
560	379	406	379	405	314	298
4 550	3 161	1 675	4 050	4 860	3 690	3 990
137 612	73 828	56 740	53 420	69 142	41 561	31 172
5 552	1 716	1 466	2 107	3 021	1 349	1 202
80,0	44,3	50,3	47,4	61,9	37,7	28,8
4 690	3 180	4 060	4 905	5 500	4 400	5 480
2 950	1 440	1 300	2 990	3 100	1 650	2 800

Rm	31 August 2007	31 August 2006	31 August 2005*	31 August 2004
Income statements				
Revenue	12 907	11 939	9 933	9 056
Cost of sales	6 517	5 811	4 571	4 148
Operating profit	1 540	2 024	1 755	1 256
Investment income (including equity accounted profits)	71	59	54	24
Profit before finance costs	1 611	2 083	1 809	1 280
Finance costs – net	151	95	142	145
Profit before exceptional item	1 460	1 988	1 667	1 135
Exceptional item: loss on discontinuance	—	—	—	—
Profit before taxation	1 460	1 988	1 667	1 135
Taxation	383	531	465	351
Profit after taxation	1 077	1 457	1 202	784
Attributable to outside shareholders	—	—	—	—
Profit attributable to shareholders	1 077	1 457	1 202	784
Balance sheets				
Assets				
Non-current assets	1 403	1 380	662	645
Property, plant and equipment	578	491	287	210
Goodwill	347	347	—	—
Intangible assets	294	332	145	165
Investments and loans	111	124	110	110
Interest in associate company	23	19	16	—
Interest in joint venture	3	10	—	—
Deferred taxation	47	57	104	160
Current assets	8 442	8 735	7 778	7 094
Inventories	1 348	1 066	867	784
Trade and other receivables	5 995	6 046	5 259	4 871
Financial assets	1	5	1	34
Taxation	123	1	67	77
Bank balances and cash	975	1 617	1 584	1 328
Total assets	9 845	10 115	8 440	7 739
Equity and liabilities				
Equity and reserves				
Share capital and premium	2 118	2 057	1 995	1 903
Treasury shares	(255)	(18)	(15)	(88)
Non-distributable and other reserves	226	193	150	137
Retained earnings	3 609	3 072	2 346	1 746
Shareholders for dividend	100	322	292	253
Shareholders' equity	5 798	5 626	4 768	3 951
Outside shareholders' interest	—	—	—	—
Non-current liabilities	1 518	1 937	1 539	1 537
Interest bearing long term liabilities	739	1 151	810	947
Non-interest bearing long term liability	79	65	66	75
Deferred taxation	700	721	663	515
Current liabilities	2 529	2 552	2 133	2 251
Trade, other payables and provisions	2 127	2 073	1 768	1 794
Interest bearing liabilities	312	162	317	362
Financial liabilities	—	—	—	8
Taxation	90	317	48	87
Bank overdrafts	—	—	—	—
Total equity and liabilities	9 845	10 115	8 440	7 739

The 2005 comparatives have been restated to reflect the changes required to comply with the new or revised International Financial Reporting Standards (IFRS). Prior years have not been restated to reflect the changes required to comply with IFRS.

31 August 2003	31 August 2002	31 August 2001	14 months 31 August 2000	12 months 30 June 1999	30 June 1998
5 966	4 083	3 788	3 928	3 016	2 896
2 613	1 657	1 530	1 541	1 198	1 170
747	467	657	565	407	387
15	11	8	7	—	—
762	478	665	572	407	387
154	179	101	88	74	63
608	299	564	484	333	324
—	—	167	—	—	—
608	299	397	484	333	324
160	60	123	149	68	125
448	239	274	335	265	199
1	2	1	—	—	—
449	241	275	335	265	199
1 026	345	259	211	105	96
210	144	127	109	104	96
42	54	6	—	—	—
315	—	—	—	—	—
146	110	110	102	1	—
—	—	—	—	—	—
—	—	—	—	—	—
313	37	16	—	—	—
6 159	3 898	4 270	3 288	2 614	2 389
739	427	359	354	341	309
4 860	3 231	3 255	2 884	2 242	2 035
36	13	—	—	—	—
80	5	1	9	1	10
444	222	655	41	30	35
7 185	4 243	4 529	3 499	2 719	2 485
1 778	782	781	762	727	666
(39)	(22)	(22)	(22)	(2)	(3)
127	24	4	—	—	—
1 415	1 124	1 105	935	686	483
111	25	42	35	28	28
3 392	1 933	1 910	1 710	1 439	1 174
—	21	(1)	—	—	—
1 412	1 310	1 577	1 106	760	736
831	1 049	1 261	750	485	443
—	—	—	—	—	—
581	261	316	356	275	293
2 381	979	1 043	683	520	575
1 801	745	722	679	470	508
506	219	192	—	2	4
9	11	—	—	—	—
64	2	125	4	48	63
1	2	4	—	—	—
7 185	4 243	4 529	3 499	2 719	2 485

Responsibility for the annual financial statements

The directors are responsible for the preparation, integrity and objectivity of annual financial statements that fairly present the state of affairs of the Group and the Company at the end of the financial year, the income and cash flow for that period and other information contained in this annual report.

To enable the directors to meet these responsibilities:

- the board and management set standards and management implements systems of internal control, accounting and information systems aimed at providing reasonable assurance that assets are safeguarded and the risks of error, fraud or loss are reduced in a cost effective manner. These controls, contained in established policies and procedures, include the proper delegation of responsibilities and authorities within a clearly defined framework, effective accounting procedures and adequate segregation of duties;
- the Group's internal audit function, which operates independently and unhindered and has unrestricted access to the audit committee, appraises, evaluates and, when necessary, recommends improvements in the systems of internal control and accounting practices, based on audit plans which take cognisance of the relative degrees of risk of each function or aspect of the business; and
- the audit committee, together with the independent external and internal auditors, plays an integral role in assessing matters relating to financial internal control, accounting policies, reporting and disclosure.

To the best of our knowledge and belief, based on the above, the directors are satisfied that no material breakdown in the operation of the systems of internal control and procedures has occurred during the year under review.

The Group consistently adopts appropriate and recognised accounting policies.

The annual financial statements have been prepared in accordance with the provisions of the South African Companies Act and comply with International Financial Reporting Standards.

The directors are of the opinion that the business will be a going concern for the foreseeable future, and accordingly, the annual financial statements are prepared on a going concern basis.

It is the responsibility of the independent external auditors to express an opinion on the annual financial statements. Their report to the members of the Company is set out on page 79.

Approval of the annual financial statements

The directors' report and the annual financial statements, which appear on pages 80 to 145, were approved by the board of directors on 2 November 2007 and are signed by

ID Sussman
Executive chairman

G Völkel
Chief financial officer

To the members of JD Group Limited

We have audited the annual financial statements and Group annual financial statements of JD Group Limited, which comprise the balance sheets at 31 August 2007, and the income statements, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and the notes to the annual financial statements, which include a summary of significant accounting policies and other explanatory notes, and the directors' report as set out on pages 80 to 145.

Directors' responsibility for the financial statements

The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the company and the Group financial position of JD Group Limited at 31 August 2007, and the results of their operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa.

Deloitte & Touche

Deloitte & Touche
Registered Auditors

Per X Botha
Partner

2 November 2007

221 Waterkloof Road
Waterkloof
Pretoria
0181

National Executive: GG Gelink Chief Executive AE Swiegers Chief Operating Officer GM Pinnock Audit DL Kennedy Tax L Geeringh Consulting L Bam Strategy CR Beukman Finance TJ Brown Clients & Markets NT Mtoba Chairman of the board J Rhynes Deputy Chairman of the Board

A full list of partners and directors is available on request.

CERTIFICATE BY COMPANY SECRETARY

In terms of Section 268G(d) of the Companies Act, 61 of 1973, as amended, I certify that, to the best of my knowledge and belief, the Company has lodged with the Registrar of Companies for the financial year ended 31 August 2007 all such returns as are required of a public company in terms of the Companies Act and that all such returns are true, correct and up to date.

J van Eden
Company secretary

2 November 2007

The directors have pleasure in submitting their report together with the Company and Group annual financial statements for the year ended 31 August 2007.

Nature of business

The Group carries on business of furniture and appliance retail as well as the provision of financial services. The Group operates through nine chains in southern Africa and one in Poland.

Results of operations

The results of operations are set out in the Group's income statement and segmental analysis.

Going concern

The financial statements have been prepared using appropriate accounting policies, supported by reasonable and prudent judgements and estimates. The directors have a reasonable expectation that the Group and Company have adequate resources to continue as a going concern in the foreseeable future.

Accounting policies

The annual financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and their interpretation adopted by the International Accounting Standards Board (IASB), the Listings Requirements of the JSE and the Companies Act, 61 of 1973, as amended. The accounting policies applied in the preparation of these annual financial statements remain consistent with those of the previous financial year, except for the adoption of revised accounting standards as disclosed in the Accounting Policies note.

Corporate governance

During the year under review, other than the recommendation of the King Report on Corporate Governance for South Africa (the Code) that the Chairman be an independent non-executive director, the directors have complied with the principal aspects of the Code which are applicable to the Group's activities.

The Group is totally committed to the principles of transparency, integrity and accountability as set out in the Code and the directors are fully cognisant of the need to conduct the Group's business in accordance with generally accepted corporate practices, having due regard for the rights of their employees, suppliers, lenders, customers, the environment and society at large.

Independent auditors

The independent auditors, Deloitte & Touche have been re-appointed during the year. All non-audit services provided by Deloitte & Touche are tabled and approved by the audit committee. The non-audit services in the current year are provided in note 4 on page 108.

Share capital and share premium

Details of the authorised and issued share capital, the share premium and the movements during the year are provided in note 16 on page 118 of the annual financial statements.

Share incentive trust

27 000 000 (2006: 26 700 000) unissued ordinary shares of 5 cents each have been placed under the control of the directors of the Company with the power to allot and issue them in accordance with the terms of The JD Group Employee Share Incentive Scheme. Refer note 16 and page 118.

Subsidiary companies

Details of the Company's subsidiaries are set out on page 144. The Company's interest in the profits and losses after taxation of subsidiaries are as follows:

	2007 Rm	2006 Rm
Profits	990	1 379
Losses	59	74

Distribution to shareholders

A final dividend of 57 cents (2006: 182 cents) per share was declared on Thursday 1 November 2007 and is payable on Monday 10 December 2007. An interim dividend of 246 cents (2006: 230 cents) per share was declared on Wednesday 9 May 2007 and paid to shareholders on Monday 11 June 2007.

Management of business by a company

Four executive directors of the company have entered into service contracts with Sustein Management (Pty) Ltd (Sustein). In terms of the management agreement between JD Group, JDG Trading (Pty) Ltd (JDG Trading) and Sustein, a fee is paid by JDG Trading to Sustein for its services to the Group. The executives are therefore not remunerated directly by JD Group.

The notice of the annual general meeting contains a proposed resolution to terminate the management agreement between JD Group, JDG Trading and Sustein. Should the proposal be approved by shareholders, these executive directors will enter into employment contracts with JDG Trading which will endure for an indefinite period subject to one year's notice period from either party.

Directors and secretary

The names of the directors and secretary of the Company in office at the date hereof are set out on page 150.

In terms of the articles of association Messrs JHC Kok, IS Levy, M Lock, MJ Shaw and HC Strauss retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

In terms of the articles of association, new appointments to the board during the year retain office until the next annual general meeting, when they shall retire and be eligible for re-election. Shareholders will be asked to confirm the appointment of Messrs KR Chauke, HP Greeff and AG Kirk as directors at the forthcoming annual general meeting.

Changes to the board

Mr Jan Bezuidenhout's resignation as an executive director, effective 31 August 2007, was accepted by the board.

Messrs KR Chauke, HP Greeff and AG Kirk were appointed as executive directors with effect from 17 September 2007.

Mr Melvyn Jaye retired as the company secretary and Ms Janine van Eden was appointed as company secretary in his stead with effect from 31 May 2007.

Directors' interests

The aggregate beneficial interest of directors in the issued share capital and options of the Company is as follows:

	Number of shares and options	
	2007	2006
Direct	3 194 403	3 155 000
Indirect	264 856	284 856
Total	3 459 259	3 439 856

There are no non-beneficial interests.

No director has directly or indirectly more than 1% interest in the share capital. No change in the directors' interests occurred between the end of the financial year and the date of this report.

A detailed breakdown of each individual director's direct and indirect holding in the Company is provided in the Directors' remuneration report on pages 82 to 91.

Significant shareholders

Details of significant shareholders are included on page 146.

Special resolution passed by JD Group

During the period under review, the authority for JD Group to purchase its own shares, subject to the relevant provisions of the Companies Act 61, 1973 as amended and the Listings Requirements of the JSE Limited, was renewed for a maximum period of a further 15 months by a special resolution approved by shareholders of the Company on 7 February 2007 and registered on 6 March 2007.

Subsequent events

No material events occurred between the financial year end and the date of this report.

This report on remuneration and related matters covers issues which are the concern of the board as a whole in addition to those which are dealt with by the remuneration committee.

Remuneration policy

The remuneration committee has a clearly defined mandate from the board aimed at:

- ensuring that the Group's chairman, directors and senior executives are fairly rewarded for their individual contributions to the Group's overall performance; and
- ensuring that the Group's remuneration strategies and packages, including the remuneration schemes, are related to performance, are suitably competitive and give due regard to the interests of the shareholders and the financial and commercial health of the Group.

Directors' service contracts

All executive directors' normal service contracts are subject to 12 calendar months' notice. Non-executive directors are not bound by service contracts.

	Basic salary R	Fees for services R	Allowances* R
2007			
Executive directors			
ID Sussman	2 583 927		301 010
HC Strauss	2 115 952		268 485
JL Bezuidenhout	1 273 650		206 818
JHC Kok	1 262 806		179 318
G Völkel	1 319 208		233 736
	8 555 543		1 189 367
Non-executive directors			
ME King		225 000	
D Konar		225 000	
IS Levy		225 000	
M Lock		80 000	
MJ Shaw		160 000	
		915 000	
2006			
Executive directors			
ID Sussman	2 428 051		287 640
HC Strauss	1 976 509		256 700
JL Bezuidenhout	1 187 304		200 456
JHC Kok	1 170 543		170 456
G Völkel	1 229 939		170 456
	7 992 346		1 085 708
Non-executive directors			
ME King		225 000	
D Konar		225 000	
IS Levy		225 000	
M Lock		80 000	
MJ Shaw		160 000	
		915 000	

**Travel, entertainment and subsistence allowances.*

#Variable remuneration is calculated using the headline earnings per share multiplied by the number of units allocated to each individual as determined by the remuneration committee.

Variable remuneration relating to each financial year is payable as follows:

– 60% of estimated headline earnings per share for the first half year during December;

– the remainder of the headline earnings per share for the first half year during May; and

– headline earnings per share for the second half year during November.

Variable remuneration for a financial year will include earnings for the second half of the previous financial year and the first half of the current financial year.

Retirement contri-butions R	Medical contri-butions R	Fixed remune-ration R	Variable remuneration* Current R	Variable remuneration* Prior R	Sub-total R	Share scheme gains R	Total R
599 370	17 167	3 501 474	—	2 191 200	5 692 674	—	5 692 674
379 159	17 167	2 780 763	—	1 460 800	4 241 563	—	4 241 563
152 643	35 958	1 669 069	1 025 220	766 920	3 461 209	7 499 400	10 960 609
248 619	17 140	1 707 883	1 025 220	766 920	3 500 023	942 555	4 442 578
198 553	10 819	1 762 316	1 025 220	766 920	3 554 456	2 587 250	6 141 706
1 578 344	98 251	11 421 505	3 075 660	5 952 760	20 449 925	11 029 205	31 479 130
		225 000			225 000	—	225 000
		225 000			225 000	2 433 000	2 658 000
		225 000			225 000	—	225 000
		80 000			80 000	—	80 000
		160 000			160 000	3 060 000	3 220 000
		915 000			915 000	5 493 000	6 408 000
577 794	24 186	3 317 671	2 749 800	1 971 000	8 038 471	—	8 038 471
367 475	37 658	2 638 342	1 833 200	1 314 000	5 785 542	23 741 000	29 526 542
147 196	46 966	1 581 922	962 430	689 850	3 234 202	4 006 275	7 240 477
243 570	24 186	1 608 755	962 430	689 850	3 261 035	6 220 525	9 481 560
191 591	16 784	1 608 770	962 430	689 850	3 261 050	7 431 900	10 692 950
1 527 626	149 780	10 755 460	7 470 290	5 354 550	23 580 300	41 399 700	64 980 000
		225 000			225 000	—	225 000
		225 000			225 000	—	225 000
		225 000			225 000	—	225 000
		80 000			80 000	—	80 000
		160 000			160 000	—	160 000
		915 000			915 000	—	915 000

Directors' share options

The following share options and rights in shares in the Company were outstanding in favour of directors of the Company under the Company's share option schemes at the year end and 2 November 2007, the date on which the financial results were published.

	Offer date	Options held at year end	Exercise price R
2007			
Executive directors			
ID Sussman	25/5/2000	250 000	29,84
	20/2/2003	375 000	16,19
	19/5/2004	500 000	35,10
	24/5/2005	60 000	56,25
		1 185 000	
HC Strauss	20/2/2003	150 000	16,19
	19/5/2004	300 000	35,10
	24/5/2005	50 000	56,25
		500 000	
JL Bezuidenhout			
		—	
KR Chauke	7/2/2007	20 000	79,83
	31/5/2007	30 000	63,63
		50 000	
HP Greeff	25/7/2003	15 000	23,42
	10/9/2003	10 000	28,03
	19/5/2004	25 000	35,10
	7/6/2005	20 000	54,00
	31/5/2007	50 000	63,63
		120 000	

Options exercised during year	Date exercised	Exercise price R	Exercise cost R	Sale/market price R	Sale/market value R	Gain R
—			—		—	—
—			—		—	—
50 000	17/1/2007	35,10	1 755 000	87,35	4 367 500	2 612 500
52 500	26/6/2007	16,19	849 975	71,70	3 764 250	2 914 275
50 000	26/6/2007	35,10	1 755 000	71,84	3 592 000	1 837 000
8 750	26/6/2007	56,25	492 188	71,75	627 813	135 625
161 250			**4 852 163**		**12 351 563**	**7 499 400**
—			—		—	—
—			—		—	—

	Offer date	Options held at year end	Exercise price R
2007			
Executive directors *(continued)*			
AG Kirk	30/11/2005	194 903	72,50
	7/2/2007	30 000	79,83
	31/5/2007	75 000	63,63
		299 903	
JHC Kok	20/2/2003	89 500	16,19
	19/5/2004	150 000	35,10
	24/5/2005	35 000	56,25
		274 500	
G Völkel	20/2/2003	105 000	16,19
	19/5/2004	150 000	35,10
	24/5/2005	35 000	56,25
	31/5/2007	75 000	63,63
		365 000	
Non-executive directors			
ME King	2/5/2001	100 000	27,20
	24/5/2005	20 000	56,25
		120 000	
D Konar	24/5/2005	20 000	56,25
		20 000	
IS Levy	2/5/2001	100 000	27,20
	24/5/2005	20 000	56,25
		120 000	
M Lock	2/5/2001	100 000	27,20
	24/5/2005	20 000	56,25
		120 000	
MJ Shaw	24/5/2005	20 000	56,25
		20 000	

Share options may be exercised in lots of 25% after two years from the offer date and 25% every year thereafter.

Options exercised during year	Date exercised	Exercise price R	Exercise cost R	Sale/market price R	Sale/market value R	Gain R
—			—		—	—
15 500	5/6/2007	16,19	250 945	77,00	1 193 500	942 555
15 500			**250 945**		**1 193 500**	**942 555**
25 000	12/1/2007	35,10	877 500	86,69	2 167 250	1 289 750
25 000	15/1/2007	35,10	877 500	87,00	2 175 000	1 297 500
50 000			**1 755 000**		**4 342 250**	**2 587 250**
—			—		—	—
50 000	8/12/2006	27,20	1 360 000	75,86	3 793 000	2 433 000
50 000			**1 360 000**		**3 793 000**	**2 433 000**
—			—		—	—
—			—		—	—
50 000	10/5/2007	29,62	1 481 000	90,82	4 541 000	3 060 000
50 000			**1 481 000**		**4 541 000**	**3 060 000**

	Offer date	Options held at year end	Exercise price R
2006			
Executive directors			
ID Sussman	25/5/2000	250 000	29,84
	20/2/2003	375 000	16,19
	19/5/2004	500 000	35,10
	24/5/2005	60 000	56,25
		1 185 000	
HC Strauss	20/2/2003	150 000	16,19
	19/5/2004	300 000	35,10
	24/5/2005	50 000	56,25
		500 000	
JL Bezuidenhout	20/2/2003	105 000	16,19
	19/5/2004	200 000	35,10
	24/5/2005	35 000	56,25
		340 000	
JHC Kok	20/2/2003	105 000	16,19
	19/5/2004	150 000	35,10
	24/5/2005	35 000	56,25
		290 000	
G Völkel	20/2/2003	105 000	16,19
	19/5/2004	200 000	35,10
	24/5/2005	35 000	56,25
		340 000	

Options exercised during year	Date exercised	Exercise price R	Exercise cost R	Sale/market price R	Sale/market value R	Gain R
—			—		—	—
200 000	21/2/2006	29,84	5 968 000	91,80	18 360 000	12 392 000
150 000	21/2/2006	16,19	2 428 500	91,85	13 777 500	11 349 000
350 000			**8 396 500**		**32 137 500**	**23 741 000**
52 500	20/2/2006	16,19	849 975	92,50	4 856 250	4 006 275
52 500			**849 975**		**4 856 250**	**4 006 275**
52 500	20/2/2006	16,19	849 975	92,00	4 830 000	3 980 025
50 000	26/5/2006	35,10	1 755 000	79,91	3 995 500	2 240 500
102 500			**2 604 975**		**8 825 500**	**6 220 525**
87 500	15/11/2005	29,84	2 611 000	68,99	6 036 625	3 425 625
52 500	21/2/2006	16,19	849 975	92,50	4 856 250	4 006 275
140 000			**3 460 975**		**10 892 875**	**7 431 900**

	Offer date	Options held at year end	Exercise price R
2006			
Non-executive directors			
ME King	2/05/2001	100 000	27,20
	24/05/2005	20 000	56,25
		120 000	
D Konar	2/05/2001	50 000	27,20
	24/05/2005	20 000	56,25
		70 000	
IS Levy	2/05/2001	100 000	27,20
	24/05/2005	20 000	56,25
		120 000	
M Lock	2/05/2001	100 000	27,20
	24/05/2005	20 000	56,25
		120 000	
MJ Shaw	30/7/2001	50 000	29,62
	24/05/2005	20 000	56,25
		70 000	

Share options may be exercised in lots of 25% after two years from the offer date and 25% every year thereafter.

Directors' indirect interest in shares of the Company

at the year end and 2 November 2007, the date on which the financial results were published.

	2007	2006
ID Sussman	**250 000**	250 000
ME King	**2 428**	2 428
D Konar	**10 000**	30 000
IS Levy	**2 428**	2 428
	264 856	284 856

Options exercised during year	Date exercised	Exercise price R	Exercise cost R	Sale/market price R	Sale/market value R	Gain R
—			—		—	—
—			—		—	—
—			—		—	—
—			—		—	—
—			—		—	—

Revenue

Revenue comprises net invoiced value of merchandise sold excluding value added tax, net finance charges earned and income generated from financial and other services.

Cost of sales

Cost of sales comprises costs of purchase and other costs incurred in bringing inventories to their present location and condition, net of volume and settlement discounts.

Operating margin

Operating profit divided by revenue.

Interest cover

Operating profit and investment income divided by net finance costs.

Earnings per share

Profit attributable to shareholders divided by the weighted average number of shares in issue, excluding treasury shares.

Headline earnings per share

Profit attributable to shareholders adjusted for exceptional losses on discontinuance in terms of IFRS 5, surpluses or losses on disposal of property, plant and equipment and goodwill impaired, divided by the weighted average number of shares in issue, excluding treasury shares.

Diluted earnings and headline earnings per share

As for earnings and headline earnings per share after including the dilutive impact of share options in respect of unissued shares granted to employees in the weighted average number of shares in issue.

Dividend cover

Earnings per share divided by cash equivalent dividends per share.

Return on closing shareholders' equity

Profit attributable to shareholders divided by shareholders' equity at year end.

Return on average shareholders' equity

Profit attributable to shareholders divided by average shareholders' equity.

Return on assets managed

Operating profit and investment income divided by average total assets (excluding deferred taxation) less average non-interest bearing debt.

Net asset value per share

Shareholders' equity divided by the total number of shares in issue, including treasury shares.

Gearing ratio

Interest bearing debt less cash resources divided by shareholders' equity.

Current ratio

Current assets divided by current liabilities.

JD Group Limited is a South African registered company. The consolidated annual financial statements of JD Group Limited for the year ended 31 August 2007 comprises JD Group Limited and its subsidiaries (together referred to as the "JD Group") and the Group's interest in associate companies and joint ventures.

Statement of compliance

The consolidated and Company financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), the interpretations adopted by the International Accounting Standards Board (IASB), the International Financial Reporting Interpretations Committee (IFRIC) of the IASB and the requirements of the South African Companies Act.

Adoption of new or revised IFRS

The Group has adopted all applicable IFRS statements and interpretations issued or revised and effective up to the annual reporting date of 31 August 2007.

The accounting policies applied in the preparation of the annual financial statements are consistent with those applied in the previous financial year ended 31 August 2006, except for the adoption of the following revised accounting standards and interpretations:

- IAS 39 – Financial Instruments: Recognition and Measurement;
- IFRIC 4 – Determining whether an arrangement contains a Lease;
- IFRIC 8 – Scope of IFRS 2; and
- IFRIC 9 – Reassessment of embedded derivatives.

The adoption of these revised accounting standards had no significant effect on the financial results of the Group for the year ended 31 August 2007 or the financial position of the Group as at that date.

Basis of preparation

The annual financial statements are presented in South African Rand on the historical cost basis, except for financial assets and liabilities which are stated at fair value or amortised cost as appropriate. South African Rand is the currency in which the majority of the Group's transactions are denominated. Unless otherwise stated, all amounts in the annual financial statements are shown rounded off to the nearest R million.

Consistent with prior financial reporting periods, the trading cycle ends on the 15th of each following month. These financial statements are therefore for the year ended 15 September 2007.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that may affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision only affects that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The accounting policies have been applied consistently by all Group entities.

Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company (including special purpose entities). Control exists when the Company has the power to, directly or indirectly, govern the financial and operating policies of an entity so as to obtain benefits from its activities.

On acquisition, the assets and liabilities and contingent liabilities of the subsidiary are measured at fair value at the acquisition date. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to profit and loss in the period of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of assets and liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent, unless the minority has a binding obligation to fund the losses and is able to make an additional investment to cover their losses.

The results of subsidiaries are included from the effective dates of acquisition and up to the effective dates of disposal. All material intergroup transactions and balances between Group companies are eliminated on consolidation.

Associate companies

An associate is an enterprise over which the Group is in a position to exercise significant influence, through participation in the financial and operating policy decisions of the investee, but which it does not control.

The results of associates are incorporated in these financial statements using the equity method of accounting based on their most recent financial statements. If the most recent available financial statements are for an accounting period which ended more than six months prior to the Group's year end, the most recent available management accounting results have been brought into account. The carrying value of such interests is reduced to recognise any decline, other than a temporary decline, in the value of individual investments.

Where a Group enterprise transacts with an associate of the Group, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associate company, except where unrealised losses provide evidence of an impairment of the asset transferred.

Any difference between the cost of acquisition and the Group's share of the net identifiable assets, liabilities and contingent liabilities, fairly valued, is recognised and treated according to the Group's accounting policy for goodwill and included in the carrying value of the investment.

Joint venture companies

A joint venture is defined as a contractual arrangement whereby two or more entities undertake an economic activity, which is subject to joint control. Joint control implies that neither of the contracting parties is in a position to unilaterally control the assets of the venture. Joint venture companies are accounted for using the equity method of accounting based on their most recent financial statements as described in the policy above relating to interest in associate companies.

Intangible assets and goodwill

Goodwill

All business combinations are accounted for by applying the purchase method. In respect of business acquisitions that have occurred since 31 March 2004, goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the net identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition.

Goodwill is stated at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to each of the Group's cash generating units expected to benefit from the synergies of the combination. Cash generating units to which goodwill has been allocated are tested for impairment annually or sooner if an impairment indicator exists. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, associate or joint venture company, the attributable amount of goodwill is included in the determination of profit or loss on disposal.

Where the Group's interest in the fair value of the net assets and liabilities acquired exceeds the cost of acquisition, the amount is directly recognised in profit or loss.

Research and development

Research costs are recognised as an expense in the period in which they are incurred.

Expenditure on development activities is charged to income in the year in which it is incurred except where a clearly defined project is undertaken and it is reasonably anticipated that development costs will be recovered through future commercial activity. Such development costs are capitalised as an intangible asset and amortised on a straight line basis over the life of the project from the date of commencement of commercial operation.

Other intangible assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. If an intangible asset is acquired in a business combination, the cost of that intangible asset is measured at its fair value at the acquisition date.

Expenditure on internally generated goodwill and brands is recognised in the income statement as an expense when incurred.

Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortisation

Amortisation of intangible assets is recognised in the income statement on a straight line basis over the assets' estimated useful lives unless such lives are indefinite. Goodwill, intangible assets with an indefinite useful life and intangible assets not yet available for use are not amortised but are tested for impairment annually and whenever there is an indication that the asset may be impaired. Other intangible assets are amortised from the date they are available for use.

The amortisation methods, estimated useful lives and residual values are reassessed annually.

Property, plant and equipment

Owned assets

Property, plant and equipment is stated at historical cost to the Group, less accumulated depreciation and impairment losses.

The gross carrying amount of property, plant and equipment is initially measured using the historical cost basis of accounting. Subsequent expenditure relating to an item of property, plant and equipment is capitalised to the carrying value of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the item concerned, will flow to the Group. All other subsequent expenditures are recognised as expenses in the period in which they are incurred.

Depreciation is provided on the straight line basis at rates that will reduce the book values to estimated residual values over the expected useful lives of the assets. The method and rates used are determined by conditions in the industry. The estimated useful lives and residual values are reviewed annually. Depreciation rates vary between 3% and 25% per annum as disclosed in note 8.

Land is not depreciated. Lease improvements on capitalised leased premises are written off over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the lease.

The recorded value of depreciated assets is periodically compared to the anticipated recoverable amount if assets were to be sold. Where an asset's recorded value has declined below the recoverable amount, and the decline is expected to be of a permanent nature, the asset is written down to its recoverable amount and the decline is recognised as an expense.

Surplus or loss arising on disposal of assets is determined as the difference between the sale proceeds and carrying value of the asset and is recognised in net profit or loss for the period.

Leased assets

Lease agreements which transfer substantially all the risks and rewards associated with ownership of an asset to the lessee are regarded as finance leases. Assets subject to finance lease agreements are capitalised at the lower of the present value of the minimum lease payments and their cash cost equivalent and the corresponding liability to the lessor is raised.

Lease payments are allocated using the effective interest rate method to determine the lease finance cost, which is charged against operating profit and the capital repayment, which in turn reduces the liability to the lessor. These assets are depreciated on the same basis as the property, plant and equipment owned by the Group over the period of the lease.

Other leases, which merely confer the right to the use of an asset, are treated as operating leases, with lease payments charged against operating profit on a straight line basis over the period of the lease.

Subsequent costs

The Group recognises in the carrying value of an item of property, plant and equipment the cost of replacing part of such an item when the cost is incurred, if it is probable that additional future economic benefits embodied within the item will flow to the Group and the cost of such item can be measured reliably. Costs of the day to day servicing of property, plant and equipment are recognised in the income statement as an expense when incurred.

Impairment of tangible and intangible assets (excluding goodwill)

At each reporting date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash generating unit to which the asset belongs.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit, except for goodwill, is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash generating unit in prior years.
A reversal of an impairment loss is recognised in the income statement immediately.

Operating leases

Payments and receipts under operating leases are recognised in the income statement on a straight line basis over the term of the lease. Lease incentives received or granted are recognised in the income statement as an integral part of the total lease expense or revenue.

Inventories

Inventories comprise merchandise for resale and are stated at the lower of cost and net realisable value. Cost is determined on the weighted average cost basis. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of selling and distribution expenses.

Where necessary, the carrying value of inventory is adjusted for obsolete, slow moving and defective inventories.

Share capital

Treasury shares

Shares purchased by wholly owned Group companies in their holding company and by the employee share trust are classified as treasury shares, held at cost. For presentation purposes treasury shares are netted off against the Group's share capital in the consolidated balance sheet and the premium attached to them is netted off against the share premium account.

Dividends received on treasury shares are eliminated on consolidation. Treasury shares are taken into account in the calculation of earnings per share.

Dividends

Dividends declared to equity holders are included in the statement of changes in equity in the year in which they are declared. Taxation costs incurred on dividends are dealt with in the income statement in the year in which they are paid.

Repurchase of issued shares

When issued shares are repurchased, the consideration paid is accounted for as a set off against equity and reserves in the Group's consolidated balance sheet.

Share-based payment transactions

Equity settled

The fair value of share options granted to employees is recognised in profit and loss with a corresponding increase in equity. The fair value is measured at grant date and expensed over the period during which employees are required to provide services in order to become unconditionally entitled to equity instruments. The fair value of the instruments granted is measured using the "binomial" option pricing model, taking into account the terms and conditions upon which the instruments are granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest, except where forfeiture is only due to share prices not achieving the threshold for vesting.

Taxation

Current taxation

Income tax on the profit or loss for the year comprises current and deferred tax. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred taxation

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences. Temporary differences arise from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base. In general, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that is it probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition of other assets and liabilities (other than a business combination) which affects neither taxable profit nor the accounting profit. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefits will be realised.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates and interests in joint ventures, except where the Group is able to control the reversal of temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred taxation is also dealt with in equity.

Secondary taxation on companies

Secondary taxation on companies (STC) arising from the distribution of dividends is recognised in the income statement in the year that dividends are paid in accordance with the Group's dividend cycle.

Foreign currency

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in Currency Units (CU), which is the functional currency of the Company, and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency (foreign currencies) are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognised in profit or loss in the period in which they arise except for:

- exchange differences which relate to assets under construction for future productive use, which are included in the cost of those assets where they are regarded as an adjustment to interest costs on foreign currency borrowings;

- exchange differences on transactions entered into in order to hedge certain foreign currency risks; and
- exchange differences on monetary items receivable from or payable to a foreign operation, and which are recognised in the foreign currency translation reserve and recognised in profit or loss on disposal of the net investment.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group's foreign operations are expressed in CU using exchange rates prevailing at the balance sheet date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Revenue recognition

Instalment sales

Consideration from transactions under instalment sales are included in revenue when goods are delivered and title has passed. Finance charges, calculated on the effective interest rate method, are accounted for over the period of the agreements as instalments become due. This method approximates the net present value of anticipated future cash flows.

Sale of goods

Revenue from the sale of goods is recognised when substantially all the risks and rewards of ownership have been transferred to the buyer and the enterprise does not retain continuing managerial control of the goods to a degree usually associated with ownership, when the amount of revenue and costs incurred or to be incurred in respect of the sale transactions can be measured reliably, and when the collectability of the consideration in respect of the sale is reasonably assured.

Financial services

Financial services revenue is recognised on conclusion of the contract, and adequate provisions are raised for associated claims.

Interest

Interest revenue is recognised on a time basis by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying value.

Dividend income

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets (i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale) are capitalised as part of the cost of those assets. The capitalisation rate applied is the weighted average of the net borrowing costs applicable to the net borrowings of the Group. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from borrowing costs capitalised.

All other borrowing costs are expensed in the period in which they are incurred.

Employee benefits

Short term employee benefits

The cost of all short term employee benefits are recognised during the period in which the employee renders the related service. The provisions for employee entitlements to salaries, performance bonuses and annual leave represent the amounts which the Group has a present obligation to pay as a result of the employees' services provided. The provisions have been calculated at undiscounted amounts based on current salary levels.

Defined contribution plans

Payments to defined contribution retirement benefit plans are recognised as an expense in the income statement as incurred. Obligations to state-managed pension schemes are dealt with as defined contribution plans where the Group's obligation under the schemes are equivalent to those arising in a defined contribution benefit plan.

Defined benefit plans

For defined retirement benefit plans the cost of providing the benefit is determined using the projected unit credit method. The scheme is actuarially valued for financial reporting purposes at each reporting date. Past service costs are recognised immediately to the extent that the benefits are already vested, and otherwise are amortised on a straight line basis over the average remaining working lives of members.

The amount recognised in the balance sheet represents the present value of defined benefit obligations as adjusted for unrecognised actuarial gains and losses, past service costs, and as reduced by the fair value of plan assets. Any asset resulting from the calculation is limited to the unrecognised actuarial losses and past service costs, plus the present value of available refunds and reductions in future contributions to the plan.

Provisions

Provisions are recognised when the Group has a present, constructive or legal obligation as a result of a past event and it is probable that it will result in an outflow of economic benefits that can be reasonably estimated.

An onerous contract is a contract under which the unavoidable costs of meeting the obligation exceeds the economic benefit expected to be received under it. When a contract becomes onerous, the present obligation under a contract is recognised and measured as a provision.

If the effect is material, provisions are determined by discounting the expected future cash flows that reflect current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group has become a party to the contractual provisions of the instrument. All financial instruments are recorded at cost, including transaction costs, at initial recognition date. Subsequent to initial recognition these instruments are measured as set out below.

Trade receivables

Trade receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated irrecoverable amounts are recognised in profit or loss when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

Investments

Investments in securities are recognised and derecognised on a trade date basis and are initially measured at cost including directly attributable transaction costs. At subsequent reporting dates, where the Group has the intention and ability to hold the investment to maturity, the investment is measured at amortised cost less any provision for impairment.

Investments other than held-to-maturity debt securities are classified as available-for-sale investments and trading investments and are measured at subsequent reporting dates at fair value.

Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period.

For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period.

Impairment losses

Impairment losses recognised in profit or loss for equity investments classified as available-for-sale are not subsequently reversed through profit or loss. Impairment losses recognised in profit or loss for debt instruments classified as available-for-sale are subsequently reversed if an increase in the fair value of the instrument can be objectively related to an event occurring after the recognition of the impairment loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits on call with banks and investment banks and other short term, highly liquid investments that are readily convertible to cash and are subject to an insignificant risk of changes in value. Bank overdrafts are only included where the Group has a legal right of set off due to cash management.

Interest bearing debt

Interest bearing debt, including finance lease obligations, is recognised at amortised cost, namely original debt less principal payments and amortisations. The accounting policy for finance lease obligations is dealt with under leased assets set out above.

Trade payables

Trade payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method. An adjustment will be made to the carrying value to take into account the imputed interest relating to extended terms received from suppliers, where the terms are beyond the normal credit terms in the industry. A corresponding adjustment is made to cost of sales and finance costs.

Derivative financial instruments

The Group uses derivative financial instruments to manage its risk associated with foreign currency and interest rate fluctuations relating to certain firm commitments and forecasted transactions. Such derivatives are initially recorded at cost, if any, and are remeasured to fair value at subsequent reporting dates.

Changes in fair values of derivative financial instruments are recognised in net profit or loss for the period in which they arise.

Derivatives embedded in other financial instruments or non-derivative host contracts are treated as separate derivatives when the risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in net profit or loss for the period in which they arise.

Derecognition

Financial assets (or a portion thereof) are derecognised when the Group realises the rights to the benefits specified in the contract, the rights expire or the Group surrenders or otherwise loses control of the contractual rights that comprise the financial asset. On derecognition, the difference between the carrying amount of the financial asset and proceeds receivable and any prior adjustment to reflect fair value that had been reported in equity are included in net profit or loss for the period in which they arise.

Financial liabilities (or a portion thereof) are derecognised when the obligation specified in the contract is discharged, cancelled or expires. On derecognition, the difference between the carrying amount of the financial liability, including related unamortised costs, and the amount paid for it are included in net profit or loss for the period in which they arise.

Fair value methods and assumptions

The fair value of financial instruments traded in an organised financial market is measured at the applicable quoted prices.

The fair value of financial instruments not traded in an organised financial market is determined using a variety of methods and assumptions that are based on market conditions and risks existing at reporting dates, including independent appraisals and discounted cash flow methods.

The carrying amounts of financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values due to the short term trading cycle of these items.

Offsetting financial assets and liabilities

Financial assets and liabilities are set off where the Group has a legal and enforceable right to set off and there is an intention to settle the liability and realise the asset simultaneously, or to settle on a net basis.

Non-current assets held for sale and discontinued operations

Non-current assets are classified as held for sale if their carrying amount will be recoverable principally through a sale transaction, not through continuing use. The condition is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition. These assets may be a component of an entity, a disposal group or an individual non-current asset. Upon initial classification as held for sale, non-current assets and disposal groups are recognised at the lower of carrying amount and fair values less cost to sell.

A discontinued operation is a significant distinguishable component of the Group's business that is abandoned or terminated pursuant to a single formal plan, and which represents a separate major line of business or geographical area of operation. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale. A disposal group that is to be abandoned may also qualify as a discontinued operation, but not as assets held for sale.

The profit or loss on sale or abandonment of a discontinued operation is determined from the formalised discontinuance date. Discontinued operations are separately recognised in the financial statements once management has made a commitment to discontinue the operation without a realistic possibility of withdrawal which should be expected to qualify for recognition as a completed sale within one year of classification.

Segment reporting

Segment accounting policies are consistent with those adopted for the preparation of the financial statements of the consolidated Group. A segment is a distinguishable component of the Group that is engaged in providing products or services which are subject to risks and rewards that are different from those of other segments.

The primary basis for reporting segment information used to be chains. However, in line with the announced new business and operating model, the primary basis for reporting segment information will be the four autonomous business divisions. For this financial year, both methods of presenting primary segment information have been used. The secondary basis is by significant geographical region, which is based on the location of assets. These bases are consistent with internal reporting for management.

Contingencies and commitments

Transactions are classified as contingencies where the Group's obligation depends on uncertain future events.

Items are classified as commitments where the Group commits itself to future transactions or if the items will result in the acquisition of assets.

Related party transactions

The Group does not have one single controlling shareholder. All subsidiaries and associated companies of the Group are related parties. A list of the major subsidiaries and associated companies is included in these financial statements. Details of loans to and from subsidiaries and associated companies are also provided.

GROUP INCOME STATEMENT

for the year ended 31 August

	Notes	2007 Rm	2006 Rm
Revenue	1	12 907	11 939
Cost of sales		6 517	5 811
Operating expenses		3 981	3 576
Administration and other expenses		937	844
Depreciation and amortisation		155	145
Employees		1 639	1 468
Management fee		27	33
Marketing		416	380
Occupancy		553	457
Share-based payment		32	39
Transport and travel		233	217
Surplus on disposal of property, plant and equipment		(11)	(7)
Operating profit before debtors costs		2 409	2 552
Debtors costs	2	869	528
Operating profit		1 540	2 024
Investment income		75	53
Finance income	3	36	57
Finance costs	3	(187)	(152)
Share of (losses)/profits of associates	12	(4)	6
Profit before taxation	4	1 460	1 988
Taxation	5	383	531
Profit attributable to shareholders		1 077	1 457
Headline earnings		1 069	1 452
Earnings per share (cents)			
– basic	6	605,7	826,5
– diluted	6	594,2	805,1
Cash equivalent dividends per share (cents)	7	303,0	412,0

at 31 August

	Notes	2007 Rm	2006 Rm
Assets			
Non-current assets		1 403	1 380
Property, plant and equipment	8	578	491
Goodwill	9	347	347
Intangible assets	10	294	332
Investments and loans	11	111	124
Interest in associate company	12.1	23	19
Interest in joint venture	12.2	3	10
Deferred taxation	13	47	57
Current assets		8 442	8 735
Inventories	14	1 348	1 066
Trade and other receivables	15	5 995	6 046
Financial assets	24	1	5
Taxation		123	1
Bank balances and cash		975	1 617
Total assets		9 845	10 115
Equity and liabilities			
Equity and reserves			
Share capital and premium	16	2 118	2 057
Treasury shares	17	(255)	(18)
Non-distributable and other reserves	18	226	193
Retained earnings		3 609	3 072
Shareholders for dividend		100	322
Shareholders' equity		5 798	5 626
Non-current liabilities		1 518	1 937
Interest bearing long term liabilities	19	739	1 151
Non-interest bearing long term liability	20	79	65
Deferred taxation	13	700	721
Current liabilities		2 529	2 552
Trade and other payables	20	2 115	2 057
Provisions	21	12	16
Interest bearing liabilities	19	312	162
Taxation		90	317
Total equity and liabilities		9 845	10 115

GROUP CASH FLOW STATEMENT

for the year ended 31 August

	Notes	2007 Rm	2006 Rm
Cash flows from operating activities		(21)	586
Cash generated by trading	a	1 721	2 193
Increase in working capital	b	(169)	(704)
Cash generated by operations		1 552	1 489
Investment income		75	53
Finance costs – net	c	(146)	(100)
Taxation paid	d	(740)	(155)
Cash available from operating activities		741	1 287
Dividends paid	e	(762)	(701)
Cash flows from investing activities		(183)	(790)
Acquisition of Connection Group	f	—	(516)
Proceeds on disposal of Photo Connection operations	g	—	21
Acquisition of interest in joint venture		—	(8)
Investment and loan receipts/(advances)		10	(16)
Proceeds on disposal of property, plant and equipment		17	15
Additions to property, plant and equipment		(210)	(286)
Cash flows from financing activities		(438)	237
Proceeds on disposal of treasury shares by share incentive trust		46	60
Shares purchased by the share incentive trust		(222)	—
Long term borrowings raised		—	500
Long term borrowings repaid		(170)	(235)
Finance lease liabilities repaid		(92)	(88)
Net (decrease)/increase in cash and cash equivalents		(642)	33
Cash and cash equivalents at beginning of year		1 617	1 584
Cash and cash equivalents at end of year	h	975	1 617

		2007 Rm	2006 Rm
a	**Cash generated by trading**		
	Operating profit	1 540	2 024
	Non-cash items		
	Depreciation	117	112
	Amortisation – intangible assets	38	33
	Operating lease costs adjustments	3	(10)
	Share-based payment	32	39
	Surplus on disposal of property, plant and equipment	(11)	(7)
	Revaluation of financial assets/liabilities	2	2
		1 721	2 193
b	**Increase in working capital**		
	Increase in inventories	(282)	(10)
	Decrease/(increase) in trade and other receivables	51	(749)
	Increase in trade and other payables	65	55
	Unrealised foreign currency translation	(3)	—
		(169)	(704)
c	**Finance costs – net**		
	Interest paid (note 3)	(187)	(152)
	Interest received (note 3)	36	57
	Fair value adjustments of financial assets and liabilities	5	(5)
		(146)	(100)
d	**Taxation paid**		
	Amount (payable)/receivable at beginning of year	(316)	19
	Connection Group – at acquisition	—	(14)
	Per income statement (note 5)	(391)	(476)
	Amount (receivable)/payable at end of year	(33)	316
		(740)	(155)
e	**Dividends paid**		
	Amount payable at beginning of year	(322)	(292)
	Declared during the year	(540)	(731)
	Amount payable at end of year	100	322
		(762)	(701)

		2007 Rm	2006 Rm
f	**Acquisition of Connection Group**		
	The carrying value of identifiable assets and liabilities immediately prior to the acquisition were:		
	Assets		
	Property, plant and equipment	—	57
	Intangible assets	—	220
	Inventories	—	189
	Trade and other receivables	—	38
	Liabilities		
	Long term liabilities	—	(9)
	Deferred taxation	—	(53)
	Trade and other payables	—	(259)
	Taxation	—	(14)
	Bank overdraft	—	(23)
	Net assets acquired	—	146
	Total purchase consideration	—	493
	Goodwill arising on acquisition	—	347
	Purchase consideration paid	—	493
	Bank overdraft assumed	—	23
	Net cash outflow	—	516
g	**Proceeds on disposal of Photo Connection operations**		
	Proceeds on disposal of property, plant and equipment	—	21
h	**Cash and cash equivalents**		
	Bank balances and cash	975	1 617

for the year ended 31 August

	Share capital Rm	Share premium Rm	Treasury shares Rm	Non-distributable and other reserves Rm	Retained earnings Rm	Shareholders for dividend Rm	Total Rm
Balance at 31 August 2005	9	1 986	(15)	150	2 346	292	4 768
Profit attributable to shareholders					1 457		1 457
Distribution to shareholders					(735)	735	—
Distribution to share incentive trust					4	(4)	—
Paid to shareholders – 12 December 2005						(295)	(295)
Paid to share incentive trust – 12 December 2005						1	1
Paid to shareholders – 12 June 2006						(409)	(409)
Paid to share incentive trust – 12 June 2006						2	2
Shares issued to share incentive trust		62	(62)				—
Proceeds on disposal of treasury shares by share incentive trust			60				60
Profit on disposal of treasury shares included in attributable profit			(1)				(1)
Share-based payment				39			39
Translation of foreign entities				4			4
Balance at 31 August 2006	9	2 048	(18)	193	3 072	322	5 626
Profit attributable to shareholders					1 077		1 077
Distribution to shareholders					(546)	546	—
Distribution to share incentive trust					6	(6)	—
Paid to shareholders – 11 December 2006						(324)	(324)
Paid to share incentive trust – 11 December 2006						2	2
Paid to shareholders – 11 June 2007						(443)	(443)
Paid to share incentive trust – 11 June 2007						3	3
Shares issued to share incentive trust		61	(61)				—
Purchase of treasury shares by share incentive trust			(222)				(222)
Proceeds on disposal of treasury shares by share incentive trust			46				46
Share-based payment				32			32
Translation of foreign entities				1			1
Balance at 31 August 2007	9	2 109	(255)	226	3 609	100	5 798

	2007 Rm	2006 Rm
1. Revenue		
Sale of merchandise	9 325	8 423
Finance charges earned	1 659	1 561
Financial services	1 347	1 414
Other services	576	541
	12 907	11 939
2. Debtors costs		
Increase in impairment provision	228	87
Bad debts written off	641	441
	869	528
3. Finance costs – net		
Finance costs		
Interest paid – finance leases	69	82
Interest paid – other	113	69
Fair value losses on financial instruments	5	1
	187	152
Finance income		
Interest received	(36)	(51)
Fair value gains on financial instruments	—	(6)
	(36)	(57)
Finance costs – net	151	95
4. Profit before taxation		
is stated after taking account of the following items:		
Auditors' remuneration		
Audit fees – current	7	6
– prior	1	2
Other services	1	2
	9	10
Depreciation of property, plant and equipment		
Owned	117	112
Directors' remuneration (see disclosure on page 82)		
Services as directors	1	1
Other services (included in the management fees below)	20	23
	21	24
Foreign exchange profits	(6)	(3)

	2007 Rm	2006 Rm
4. Profit before taxation *(continued)*		
Supplier relationship amortisation	10	7
Trademark amortisation	28	26
Management fees		
Sustein Management (Pty) Ltd (includes directors' remuneration – other services)	27	33
Operating leases		
Business premises	441	363
Office equipment	33	23
	474	386
Retirement benefit costs		
Defined contribution funds	69	66
Defined benefit funds	5	4
	74	70
Surplus on disposal of property, plant and equipment		
Owned	(11)	(7)
Write down of inventories to net realisable value	82	65
5. Taxation		
South African taxation		
Normal – current	315,1	367,0
– prior	3,7	25,4
Deferred – current	(9,9)	82,2
– prior	(3,1)	(35,5)
Secondary taxation on companies	71,8	82,7
	377,6	521,8
Foreign taxation		
Normal – current	3,3	1,4
Deferred – current	2,3	8,0
– prior	—	0,2
	5,6	9,6
Total taxation	383,2	531,4
Dealt with as follows:		
Current taxation	393,9	476,5
Deferred taxation	(10,7)	54,9
	383,2	531,4

	2007 Rm	2006 Rm
5. Taxation *(continued)*		
Reconciliation of tax charge		
Domestic standard normal rate of taxation (%)	29,0	29,0
Taxation at standard rate	423,6	576,6
Adjusted for		
Foreign tax rate differential	(3,1)	0,1
Expenditure disallowed	18,8	19,8
Exempt income	(123,2)	(144,5)
Prior years	0,6	(9,9)
Deferred tax assets not raised	(5,4)	2,6
Secondary taxation on companies	71,8	82,7
Withholding tax and tax on foreign income	0,1	4,0
Taxation charged to income	383,2	531,4
Effective rate of taxation (%)	26,2	26,7
Estimated tax losses available for set off against future taxable income		
Tax losses available	291,9	337,0
Deferred tax assets not raised	255,2	265,0
Deferred tax assets raised	36,7	72,0
Effective tax assets at country rate of tax (note 13)	8,2	17,5

Deferred tax assets relating to tax losses of R255,2 million (2006: R265,0 million) have not been raised in accordance with Group policy because the probability of utilising these losses in the foreseeable future is considered to be remote.

	2007	2006
6. Earnings per share and headline earnings per share		
The calculation of earnings per share is based on profit attributable to shareholders of	1 077	1 457
Basic		
Weighted average number of shares in issue during the year of (000)	177 861	176 271
	Cents	Cents
Earnings per share	605,7	826,5
Surplus on disposal of property, plant and equipment	(6,2)	(4,2)
Taxation effect thereon	1,8	1,2
Headline earnings per share	601,3	823,5

	2007	2006
6. Earnings per share and headline earnings per share *(continued)*		
Diluted		
Dilutive effect of bonus element in share options (000)	3 458	4 693
Diluted weighted average number of shares in issue during the year of (000)	181 319	180 964
	Cents	Cents
Diluted earnings per share	594,2	805,1
Surplus on disposal of property, plant and equipment	(6,2)	(4,1)
Taxation effect thereon	1,8	1,2
Diluted headline earnings per share	589,8	802,2
The above are calculated based on R000s amounts.		
	Rm	Rm
7. Distribution to shareholders		
Final dividend prior year		
– declared 182 cents on 178 000 000 shares (2006: 167 cents on 175 500 000 shares)	(324)	(293)
– paid 182 cents on 178 500 000 shares (2006: 167 cents on 176 000 000 shares)	325	295
Interim dividend		
– declared and paid 246 cents on 180 000 000 shares (2006: 230 cents on 178 000 000 shares)	443	409
Final dividend		
– proposed 57 cents on 180 000 000 shares (2006: 182 cents on 178 000 000 shares)	102	324
Total distribution to shareholders	546	735

	Property Rm	Leasehold improve-ments Rm	Vehicles and forklift trucks Rm	Computer hardware Rm	Computer software Rm	Office equipment, furniture and fittings Rm	Total Rm
8. Property, plant and equipment							
2007							
At beginning of year							
Cost	199	264	222	21	39	95	**840**
Accumulated depreciation	(4)	(147)	(84)	(16)	(33)	(65)	**(349)**
Net book value	195	117	138	5	6	30	**491**
Movement for the year							
Additions	15	90	80	6	4	15	**210**
Depreciation	(2)	(56)	(41)	(4)	(4)	(10)	**(117)**
Disposals							
– cost	(2)	(74)	(34)	(7)	(1)	(9)	**(127)**
– accumulated depreciation	1	74	29	7	1	9	**121**
At end of year							
Cost	212	280	268	20	42	101	**923**
Accumulated depreciation	(5)	(129)	(96)	(13)	(36)	(66)	**(345)**
Total net book value	207	151	172	7	6	35	**578**
Depreciation rates (%)	3 – 5,5	20	12,5 – 20	25	25	10 – 25	
Directors' valuation of property							**359**
2006							
At beginning of year							
Cost	62	154	203	20	27	77	543
Accumulated depreciation	(3)	(85)	(82)	(16)	(14)	(56)	(256)
Net book value	59	69	121	4	13	21	287
Movement for the year							
Connection Group – cost		53	1	10	12	26	102
Connection Group – accumulated depreciation		(21)	—	(6)	(11)	(7)	(45)
Additions	137	66	63	2	2	16	286
Depreciation	(1)	(48)	(39)	(3)	(10)	(11)	(112)
Disposals							
– cost		(9)	(45)	(11)	(2)	(24)	(91)
– accumulated depreciation		7	37	9	2	9	64
At end of year							
Cost	199	264	222	21	39	95	840
Accumulated depreciation	(4)	(147)	(84)	(16)	(33)	(65)	(349)
Total net book value	195	117	138	5	6	30	491
Depreciation rates (%)	3 – 5,5	20	12,5 – 20	25	25	10 – 25	
Directors' valuation of property							265

A register of property is available for inspection by members at the registered office of the Company.
There was no change in the nature of property, plant or equipment or in the policy regarding their use.
Refer note 31 on page 129 for applicable judgements and estimates.

	2007 Rm	2006 Rm
9. Goodwill		
Cost		
Opening balance	347	—
Arising on the acquisition of Connection Group	—	347
	347	347

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the cash generating units (CGUs) are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market. Refer to note 31 for judgements and estimates applicable for the assessment of goodwill.

	2007 Rm	2006 Rm
10. Intangible assets		
Cost		
Arising on the acquisition of Profurn	193	193
Arising on the acquisition of Connection Group	220	220
	413	413
Accumulated amortisation		
Opening balance	81	48
Amortisation	38	33
	119	81
Net book value	294	332

The intangible assets included above have finite useful lives, over which these assets are amortised.

The intangible assets arising on the acquisition of Profurn consist of acquired trademarks that are amortised over a period of 10 years.

The intangible assets arising on the acquisition of Connection Group comprises a trademark, amortised over 20 years, and capitalised supplier relationships amortised over 5 years.

Refer note 31 for an assessment of impairment of intangible assets.

	2007 Rm	2006 Rm
11. Investments and loans		
11.1 Unlisted		
Shares at cost, which approximates fair value	110	110
Endowment policy, classified as available-for-sale	1	14
Investment in non-consolidated subsidiaries	—	—
Shares at cost	1	1
Loans to non-consolidated subsidiaries	162	160
	163	161
Impairment*	(163)	(161)
	111	124
Southern Life endowment policy:		
The endowment policy asset comprises Erf 322 Rivonia Extension 20 Gauteng and is stated at fair value	1	14

**The impairment has been calculated based on the directors' estimation of cash to be received on the respective loans.*

	2007 Rm	2006 Rm
11.2 Abridged aggregated balance sheet of non-consolidated subsidiaries		
Equity	1	1
Distributable reserves	(180)	(174)
Opening balance	(174)	(176)
Movement	(6)	2
Non-distributable reserves	17	13
Opening balance	13	17
Movement	4	(4)
	(162)	(160)
Net current assets	—	—
Bank balances and cash	—	—
Loans from consolidated subsidiaries less amounts written off	(162)	(160)
	(162)	(160)
Reconciliation of estimated recoverable portion of loans		
Net asset value	(162)	(160)
Loans from consolidated subsidiaries after amounts written off	162	160
	—	—

	2007 Rm	2006 Rm
12. Interest in associate and joint venture companies		
12.1 Interest in associate company		
Shares at cost	15	15
Attributable share of post-acquisition retained earnings		
– Prior year equity accounted profit	4	1
– Current year equity accounted profit	6	4
– Current year taxation charge	(2)	(1)
Carrying value	23	19
Unlisted	%	%
Blake & Associates – effective interest	27,5	27,5
	Rm	Rm
Directors' valuation of unlisted interest	23	19

Nature of business

Provides comprehensive debtors' management capabilities to clients

Aggregate financial information in respect of associate company

The information presented below is extracted from the consolidated annual financial statements of Blake & Associates Holdings (Pty) Ltd for the year ended 31 March 2007:

	2007 Rm	2006 Rm
Balance sheet		
Assets		
Non-current assets	35	17
Current assets	49	29
	84	46
Capital and reserves	34	24
Non-current liabilities	15	7
Current liabilities	35	15
	84	46
Income statement		
Profit before tax	26	12
Tax	(8)	(4)
Profit after tax	18	8
12.2 Interest in joint venture		
Shares at cost	8	8
Attributable share of post-acquisition retained earnings		
– Prior year equity accounted profit	2	—
– Current year equity accounted (loss)/profit	(10)	2
– Current year taxation credit	3	—
Carrying value	3	10

	2007	2006
12. Interest in associate and joint venture companies *(continued)*		
12.2 Interest in joint venture *(continued)*		
Unlisted		
	%	%
Maravedi Group – effective interest	42,7	42,7
	Rm	Rm
Directors' valuation of unlisted interest	3	10

Nature of business

In May 2005 Maravedi Group was formed with the participation of Absa Bank and Thebe Investment Corporation. Maravedi Financial Solutions, a 100% subsidiary of Maravedi Group, offers a suite of financial products and has a presence in 745 selected JD Group business units.

Aggregate financial information in respect of joint venture

The information presented below is extracted from the consolidated annual financial statements of Maravedi Group for the year ended 31 August 2007:

	2007 Rm	2006 Rm
Balance sheet		
Assets		
Non-current assets	22	4
Current assets	85	60
	107	64
Capital and reserves	(12)	4
Non-current liabilities	17	16
Current liabilities	102	44
	107	64
Income statement		
(Loss)/profit before tax	(22)	5
Tax	6	(2)
(Loss)/profit after tax	(16)	3

	2007	2006
13. Deferred taxation		
Amount provided at beginning of year	664	559
Connection Group at acquisition balance	—	53
Deferred tax on equity accounted profits	—	(3)
Charged to income statement (note 5)	(11)	55
	653	664

	2007 Rm	2006 Rm
13. Deferred taxation *(continued)*		
The deferred taxation provision comprises the following temporary differences:		
Instalment sale receivables' allowances	532	538
Provisions disallowed	(80)	(75)
Trademarks	75	75
Assets unrealised	(2)	(3)
Payments in advance	7	14
Other	129	133
Tax losses (note 5)	(8)	(18)
	653	664
Deferred taxation is disclosed as:		
Asset	(47)	(57)
Liability	700	721
	653	664
14. Inventories		
Merchandise net of obsolescence	1 359	1 092
Provision for write down to net realisable value	(11)	(26)
	1 348	1 066
15. Trade and other receivables		
Instalment sale receivables [1]	7 825	7 857
Less: Provisions	(2 205)	(2 146)
Unearned finance charges	(954)	(1 100)
Bad debts	(716)	(488)
Other [2]	(535)	(558)
Net instalment sale receivables	5 620	5 711
Other receivables	375	335
Total trade and other receivables	5 995	6 046
Provisions as a percentage of instalment sale receivables (%)	28,2	27,3
The maturity profile of instalment sale receivables is as follows:		
– receivable within one year	6 137	6 082
– receivable thereafter	1 688	1 775
Total instalment sale receivables	7 825	7 857

In accordance with industry norms, amounts due from instalment sale receivables after one year are included in current assets. The credit terms of instalment sale receivables range from 6 to 36 months.

The directors consider the carrying amount of trade and other receivables to approximate their fair values.

(1) Classified as originated loans and receivables and carried at amortised cost.

(2) Other provisions consist of extended guarantees, unearned club and insurance provisions.

Bank borrowings are secured by a negative pledge of instalment sale receivables (note 19).

	2007 Rm	2006 Rm
16. Share capital and premium		
Share capital		
Authorised		
250 000 000 (2006: 250 000 000) ordinary shares of 5 cents each	13	13
Issued		
180 000 000 (2006: 178 000 000) ordinary shares of 5 cents each	9	9
Share premium		
Balance at beginning of year	2 048	1 986
Additions during year net of share issue expenses:		
On 2 000 000 (2006: 2 500 000) ordinary shares issued at premiums of 1 423 to 7 245 (2006: 1 423 to 3 685) cents in terms of options exercised by employees participating in The JD Group Employee Share Incentive Scheme	61	62
Balance at end of year	2 109	2 048
Total share capital and premium	2 118	2 057

7 708 133 (2006: 7 515 571) shares are under option to employees of the Group in terms of The JD Group Employee Share Incentive Scheme at prices varying between R14,28 and R79,83 per share (page 141).

19 291 867 (2006: 19 184 429) shares are under the control of the directors to be granted in terms of The JD Group Employee Share Incentive Scheme (page 140).

A maximum of 10 million of the remaining unissued shares are under the control of the directors until the forthcoming annual general meeting. None of these shares under the control of the directors can be issued to The JD Group Employee Share Incentive Scheme.

	2007 Rm	2006 Rm
17. Treasury shares		
JD Group Limited ordinary shares of 5 cents each held by group companies and the employee share incentive trust at cost:		
The JD Group Employee Share Incentive Scheme		
4 505 992 (2006: 646 361) ordinary shares	255	18
	255	18
18. Non-distributable and other reserves		
Are made up as follows:		
Foreign currency translation reserve	(38)	(39)
Revaluation of shares issued pursuant to the acquisition of Profurn	139	139
Share-based payment reserve	125	93
	226	193

	2007 Rm	2006 Rm
19. Interest bearing liabilities		
Bank borrowings	700	870
Finance lease liabilities	351	443
	1 051	1 313
Payable within one year reflected under current liabilities	(312)	(162)
	739	1 151

These liabilities are carried at cost. The directors consider the carrying value of interest bearing liabilities to approximate their fair value.

Bank borrowings are secured by a negative pledge of instalment sale receivables of R7 825 million (2006: R7 857 million).

The interest rates per annum are:

2007

- on R200 million: variable rate linked to prime, currently at 10,0%;
- on R500 million: variable rate linked to JIBAR, fixed at 10,82% for the period to 24 October 2007.

The above are repayable in quarterly instalments of interest of approximately R4 million and R13,5 million respectively, with a single capital repayment on 1 October 2007 and 25 April 2009 respectively.

2006

- on R200 million: variable rate linked to prime, currently at 8,0%;
- on R500 million: variable rate linked to JIBAR, fixed at 8,65% for the period to 24 October 2006.

The above are repayable in quarterly instalments of interest of approximately R4 million and R12 million respectively, with a single capital repayment on 1 October 2007 and 25 April 2009 respectively:

- on R100 million: fixed at 10,69% for the period to 24 November 2008;
- on R70 million: variable rate linked to JIBAR, fixed at 9,93% for the period to 24 November 2006.

The above are repayable in quarterly instalments of capital and interest of approximately R24 million each.

Finance lease liabilities are secured by internally generated intellectual property. Finance lease liabilities bear interest at effective rates of 13,81% to 15,64% (2006: 13,81% to 15,64%) per annum and are repayable in bi-annual instalments of capital and interest of approximately R81 million each (2006: R81 million).

	2007 Rm	2006 Rm
19. Interest bearing liabilities *(continued)*		
Interest bearing liabilities are repayable in the following financial years:		
Bank borrowings		
2007		67
2008	200	285
2009	500	518
	700	870
Finance lease liabilities – present value of lease obligations:		
2007		95
2008	112	112
2009	147	143
2010	31	31
2011	36	36
2012	25	26
	351	443
The obligations payable under finance leases are analysed further as follows:		
Minimum lease payments:		
Amounts payable within one year	161	161
Amounts payable thereafter	270	431
	431	592
Less: Future finance charges	(80)	(149)
Present value of lease obligations	351	443
In terms of the articles of association of the Company and all its subsidiaries, borrowing powers are unlimited.		
20. Trade and other payables		
The directors consider the carrying amount of trade and other payables to approximate their fair values.		
The credit period of trade payables ranges between 30 and 120 days.		
20.1 The following accruals are included in trade and other payables:		
Leave pay	65	58
Annual bonus	46	42
	111	100
20.2 The following amounts are included in trade and other payables:		
Operating lease costs adjustment	81	72
Less: Included in non-interest bearing long term liability	(79)	(65)
	2	7

	Raised at acquisition Rm	Balance at 31 August 2006 Rm	Utilised during 31 August 2007 Rm	**Balance at 31 August 2007 Rm**
21. Provisions				
Provisions comprise:				
Amounts raised on acquisition of Profurn:				
Retrenchment costs	43	11	—	**11**
Closing of facilities	30	—	—	**—**
Lease closure costs	134	5	(4)	**1**
	207	16	(4)	**12**

	2007 Rm	2006 Rm
22. Commitments		
Capital expenditure		
Authorised and contracted	**12**	17
Authorised but not yet contracted	**141**	103
	153	120
This expenditure will be financed from internal sources and existing borrowing facilities.		
Operating lease commitments (predominantly premises)		
Due within one year	**415**	368
Due within two to five years	**976**	859
	1 391	1 227

23. Foreign assets

Total assets subject to exchange control of a foreign country amount to R54 million (2006: R54 million).

24. Financial risk management

Senior executives meet on a regular basis to analyse interest rate exposures and evaluate treasury management strategies against revised economic forecasts. Compliance with Group policies and exposure limits are reviewed at quarterly meetings of the board. The directors believe, to the best of their knowledge, that there are no undisclosed financial risks.

24.1 Interest rate management

As part of the process of managing the Group's fixed and floating rate borrowings mix, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates.

In order to hedge specific exposures in the interest rate repricing profile of existing borrowings and anticipated peak additional borrowings, the Company and its subsidiaries may make use of interest rate derivatives, only as approved in terms of Group policy limits. For the year ended 31 August 2007, the Group did not have any exposure to interest rate derivative instruments.

24. Financial risk management *(continued)*

24.2 Foreign currency management

Certain foreign currency transactions are covered by forward exchange contracts from the time such transactions are entered into until settlement date. The writing of option contracts is prohibited. The amounts represent the rand equivalents of commitments to purchase foreign currencies and all of these commitments mature within six months of the year end.

	Foreign currency 000	Rand equivalent R000	Market value R000	Fair value R000
Covered forward commitments				
US Dollars	16 075	115 529	116 163	634
Uncovered forward commitments				
US Dollars	—	—	—	—

The fair values of the forward exchange contracts of R0,6 million (2006: R5,3 million) are included in financial assets.

24.3 Credit risk management

Potential concentrations of credit risk consist principally of trade receivables and short term cash investments.

The Group only deposits short term cash surpluses with institutions or funds of high quality credit standing. Trade receivables comprise a large, widespread customer base. The granting of credit is controlled by the application of behavioural scoring models, and the assumptions therein are reviewed and updated on an ongoing basis. At 31 August 2007, the Group did not consider that any significant concentration of credit risk existed which had not been adequately provided for.

24.4 Liquidity risk

The Group has limited risk of illiquidity as shown by its substantial banking facilities and reserve borrowing capacity.

	2007 Rm	2006 Rm
Banking facilities		
Total banking and loan facilities	**1 779**	1 844
Bank borrowings (note 19)	**700**	870
Unutilised banking facilities	**1 079**	974

In addition, the Group has cash on hand at year end of R975 million (2006: R1 617 million).

25. Employee benefit plans

25.1 Retirement benefits

The Group has made provision for pension and provident schemes covering substantially all employees. All eligible employees are members of either a defined benefit or a defined contribution scheme administered by Alexander Forbes Financial Services, Old Mutual Employee Benefits Industry Funds Unit or the Social Security Fund in Poland.

One defined benefit scheme and 12 defined contribution schemes are in operation. The assets of these schemes are held in administered trust funds separate from the Group's assets. Scheme assets primarily consist of listed shares, property trust units and fixed income securities. The schemes are governed by the South African Pension Funds Act of 1956 or the Polish Social Securities System Act of 1998.

25. Employee benefit plans *(continued)*

The defined benefit fund is valued actuarially at intervals of not more than three years using the projected unit credit method. The latest statutory actuarial valuation was performed as at 31 December 2004. The information presented below is extracted from the report on actuarial calculations for IAS 19 (revised) purposes.

In arriving at their conclusion, the actuaries took into account the following reasonable long term estimates:

	2007 %	2006 %
Inflation	5,8	4,5
Increase in salaries	6,7	5,5
Increase in pensions	1,9	1,4
Return on investment	9,0	7,5
Discount rate	9,0	8,5

The actuarially determined fair value of assets of the defined benefit scheme was R111 million (2006: R103 million) which corresponds with the market value at that date. This is sufficient to cover the benefits that had accrued to members, allowing for expected future increases in earnings, amounting to R86 million (2006: R85 million).

	2007 Rm	2006 Rm
Cost recognised	4,6	4,1
Current service cost	3,9	5,1
Interest cost	8,0	7,3
Expected return on plan assets	(9,4)	(7,8)
Asset utilised	2,1	(0,5)
Reconcilliation of defined benefit obligation		
Defined benefit obligation as at 31 August 2006	84,6	81,2
Current service cost	3,9	5,1
Member contributions	2,0	2,1
Interest cost	8,0	7,3
Actuarial loss	1,9	6,3
Benefits paid	(12,6)	(15,9)
Risk premiums	(1,4)	(1,5)
Defined benefit obligations as at 31 August 2007	86,4	84,6
Reconciliation of fair value of plan assets		
Assets at fair market value as at 31 August 2006	102,6	101,7
Expected return on assets	9,4	7,8
Contributions	6,6	6,2
Risk premiums	(1,4)	(1,5)
Benefits paid	(12,6)	(15,9)
Actuarial gain	6,0	4,3
Assets at fair market value as at 31 August 2007	110,6	102,6

As the Group has not conducted the surplus apportionment process as required by the Pensions Fund Amendment Act, 2001, ownership of the surplus, if any, cannot be determined. As a result, the surplus in the fund of R31,4 million has not been recognised as an asset.

Any deficit as determined by the actuaries is funded either immediately or through increased contributions to ensure the ongoing soundness of the scheme.

	2007 Rm	2006 Rm
26. Related parties		
Sustein Management (Pty) Ltd		
All dealings with Sustein Management have been dealt with elsewhere in this report and the directors' remuneration included on pages 82 to 91.		
Non-consolidated subsidiaries		
The Group's dealings with its non-consolidated subsidiaries comprise:		
Loans		
Finserve Mauritius Limited	29	54
Prosure Insurance Limited	(3)	(31)
Hifi and Electric City (Zambia) (Pty) Ltd	4	4
Supreme Furnishers (Namibia) (Pty) Ltd	132	133
	162	160
Interest received		
Finserve Mauritius Limited	(3)	(3)
Supreme Furnishers (Namibia) (Pty) Ltd	—	—

Interest of directors in contracts

Mr ID Sussman holds a directorship in the following related party:

- Homestyle Group plc, incorporated in the UK, a subsidiary of Steinhoff International Holdings Limited.

Dr Len Konar holds directorships in the following related parties:

- Steinhoff International Holdings Limited which has concluded transactions of approximately R1 066,6 million (2006: R934,5 million) with the Group, and to whom the Group owes an amount of R108,9 million (2006: R92,5 million) at year end.
- Old Mutual Limited who owns approximately 13% of the issued share capital of the Group.
- The South African Reserve Bank which approves any transactions between the Group and its offshore subsidiaries.

Mr MJ Shaw holds directorships in the following related parties:

- Reunert Limited (Panasonic division) which has concluded transactions of approximately R65,6 million (2006: R89,4 million) with the Group, and to whom the Group owes an amount of R2,2 million (2006: R9,1 million) at year end.
- Standard Bank Group Limited, one of the bankers to the Group.

All the Group's corporate legal matters are performed by a company in which Ivan Levy has a controlling interest. Legal services amounting to R2,3 million (2006: R1,8 million) have been provided to the Group by this company.

	2007 Rm	2006 Rm
Key management personnel		
Remuneration to key personnel compensation during the year comprised:		
Short term employee benefits	15	13
Share option gains	12	27
	27	40

Key personnel are defined as executive management as set out on page 13 of the annual financial statements.

27. Share-based payment

The Company provides a share option scheme to its employees through The JD Group Employee Share Incentive Scheme as described on page 141. Details regarding the pricing of options granted and the exercising of options, including vesting periods, are also provided on page 141.

Share options granted before 2 November 2002 have not been accounted for under IFRS 2 Share-based payment (IFRS 2).

Details of the share options accounted for under IFRS 2 are as follows:

	Number of share options	Weighted average exercise price
2007		
Outstanding at the beginning of the year	6 351 059	39,73
Granted during the year	2 115 000	72,76
Forfeited during the year	(275 819)	(30,23)
Exercised during the year	(1 113 457)	(33,50)
Outstanding at the end of the year	**7 076 783**	**50,58**
2006		
Outstanding at the beginning of the year	6 971 500	33,43
Granted during the year	822 622	72,50
Forfeited during the year	(161 813)	(41,76)
Exercised during the year	(1 281 250)	(26,25)
Outstanding at the end of the year	6 351 059	39,73

The options outstanding at 31 August 2007 have an exercise price in the range of R16,19 to R79,83 and a weighted average contractual life of 2,30 years (2006: 2,52 years).

The weighted average share price at the date of exercise for share options exercised in 2007 was R83,01 (2006: R81,87).

Assumptions

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimated fair value of the services received is measured based on the assumption that all vesting conditions are met and all employees remain in service. The pricing model used was a stochastic model, based on the standard "binomial" options pricing model. The volatility was estimated using the weekly closing share prices over a rolling four year period.

27. Share-based payment *(continued)*

Fair value of share options and assumptions:

2007		
Date of grant	7 Feb 07	31 Jul 07
Fair value at measurement date	R27,05 to R30,57	R23,71 to R25,74
Share price at grant date	88,70	70,70
Exercise price	79,83	63,63
Expected volatility	31,62%	29,91%
Expected dividend yield	4,82%	4,98%
Risk free interest rate	7,55%	8,58%
Option life	6 years	6 years
2006		
Date of grant	30 Nov 05	
Fair value at measurement date	R18,25 to R24,10	
Share price at grant date	72,50	
Exercise price	72,50	
Expected volatility	27,06%	
Expected dividend yield	3,69%	
Risk free interest rate	7,17%	
Option life	6 years	

28. Reclassification of 2006 income statement presentation

The following analysis provides a reconciliation of the reclassification in disclosure of operating expenses in the income statement. The amounts reported previously in note 3 Reconciliation of revenue to operating profit, have now been presented on the face of the income statement.

	2006 Rm
Other direct operating expenses	
As previously reported	778
Reallocated to debtors costs	(528)
Reallocated from administration and IT	618
Reallocated to depreciation and amortisation	(24)
Reported as administration and other expenses	844
Administration and IT	
As previously reported	618
Reallocated to other direct operating expenses	(618)
	—

	2006 Rm
28. Reclassification of 2006 income statement presentation *(continued)*	
Occupancy	
As previously reported	500
Reallocated to depreciation and amortisation	(43)
As currently reported	457
Transport and travel	
As previously reported	255
Reallocated to depreciation and amortisation	(45)
Reallocated to surplus on disposal of property, plant and equipment	7
As currently reported	217
Depreciation and amortisation	
As previously reported	33
Reallocated from other direct operating expenses	24
Reallocated from occupancy	43
Reallocated from travel	45
As currently reported	145
Debtors costs	
As previously reported	—
Reallocated from other direct operating expenses	528
As currently reported	528

29. Subsequent events

No significant events have occurred in the period between the year end and the date of approval of these annual financial statements.

30. Contingent liabilities

Certain Group companies are involved in disputes where the outcome is uncertain. The Group is regularly subject to evaluations, by the tax authorities, of its direct and indirect taxation filings and in connection with such reviews, disputes sometimes arise with the taxation authorities. These disputes may not necessarily be resolved in a manner that is favourable for the Group and the resolution of these disputes could potentially result in an obligation for the Group.

The Group remains in discussions with the relevant taxation authorities on specific matters and transactions in addition to those mentioned below, regarding the application and interpretation of taxation legislation affecting the Group and the industry in which it operates.

The directors are confident that the Group will be able to defend any actions and that the potential of significant outflow or settlement is remote.

Towards the end of 2006, the South African Revenue Services (SARS) issued an additional assessment against a group company for the 2002 year of assessment amounting to R45 million (excluding interest and penalties), disallowing the tax deduction that was claimed in relation to an intellectual property sale and leaseback transaction entered into during 2001. The company objected to the SARS assessment. The Group will, based on advice received from legal and other advisors including senior counsel, continue to defend this assessment and remains confident that it is unlikely that a significant liability will arise in this regard. Should assessments be issued on a similar basis for the 2003 to 2007 years, additional taxation of R222 million (excluding interest and penalties) will be levied by SARS. The transaction concludes in 2009.

Towards the end of 2007, SARS served notice of its intention to assess a group company for the 2001 and 2002 years of assessment amounting to R28 million (excluding interest and penalties), disallowing the interest deduction that was claimed in relation to a compulsory convertible loan transaction entered into during 2001. The Group has, based on advice received from legal and other advisors including senior counsel, submitted its reasons why it believes that SARS has no grounds to issue such assessment. Should SARS assess the 2003 to 2006 years on a similar basis, additional taxation of R120 million (excluding interest and penalties) will be levied by SARS. The transaction concluded in 2006.

In addition, in a matter related to the compulsory convertible loan transaction mentioned above, a third party has claimed R197 million from the Group. The Group will, based on advice obtained from legal and other advisors, defend this matter and remains confident that it is unlikely that a significant liability will arise in this regard.

The issues in dispute are of a complex nature and it is anticipated that these matters will remain unresolved for an extended period.

31. Judgements and estimates

Judgements and estimates are continually evaluated and are based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal related actual results. The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities during the next financial year are discussed below.

31. Judgements and estimates *(continued)*

Useful lives and residual values

The estimated useful lives for intangible assets with a finite life and property, plant and equipment are:

Intangible assets

Acquired trademarks and capitalised supplier relationships (refer note 10)	5 – 20 years
Property, plant and equipment	
Buildings	18 – 35 years
Leasehold improvements	4 years
Vehicles and forklift trucks	5 – 8 years
Computer hardware and software	4 years
Office equipment, furniture and fittings	4 – 10 years

The estimated useful lives and residual values are reviewed annually taking cognisance of the projected commercial and economic realities and through benchmarking of accounting treatments in the specific industries where these assets are used.

Goodwill

The goodwill acquired in a business combination is allocated, at acquisition, to the cash generating unit that is expected to benefit from that business. Goodwill is assessed for impairment annually, irrespective of whether there is any indication of impairment or not.

The recoverable amount of the cash generating unit is determined from the value-in-use calculation. The key assumptions for the value-in-use calculation are those regarding the discount rates, growth rates and the expected changes to the selling prices and indirect cost during the period. Management estimated discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risk specific to the cash generating unit. The growth rate is based on the industry growth forecast. Changes in selling prices and direct cost are based on past practices and expectations of the future changes in the market.

The Group prepared cash flow forecasts derived from the most recent financial budgets approved by management for the next year and extrapolated cash flows for the following years based on an estimated growth rate as set out below:

Impairment tests for cash generating units contained in goodwill of R347 million:

	Discount rate	Forecast cash flow
Connection Group	16,60%	5 years

Intangible assets

The net book value of acquired trademarks and capitalised supplier relationships included in intangible assets is R294 million (2006: R332 million).

Intangible assets acquired as part of the Connection Group acquisition were valued at the acquisition date using the following key assumptions and methodologies:

	Discount rate	Forecast cash flow
Trademarks – valued using the relief from royalty method	17,50%	20 years
Capitalised supplier relationships – valued using the residual income method	17,00%	5 years

The estimated useful lives of intangibles assets with a finite life are summarised in note 10. Intangible assets are assessed for impairment annually, irrespective of whether there is any indication of impairment or not.

31. Judgements and estimates *(continued)*

Impairment test

Impairment tests typically take into account the most recent management forecast whereafter a reasonable rate of growth is applied based on market industry conditions. Impairment tests are performed using a discounted cash flow model or a relief from royalty method. Discount rates used in the discounted cash flow model are based on weighted average cost of capital, while royalty rates are determined with reference to industry benchmarks.

Intangible assets

Impairment tests for cash generating units contained in intangible assets:

	Discount rate	Forecast cash flow
Hi-Fi Corporation – trademark	17,50%	16 years
Connection Group – trademark	17,50%	18 years
Connection Group – capitalised supplier relationships	17,00%	3 years

Share-based payment

Refer to note 27 for details of judgements and estimates applicable to the determination of share-based payment.

Trade receivables

A provision for bad debts held against instalment sales receivables is raised when there is objective evidence that the asset is impaired. Factors taken into account to determine impairment of an asset are the level of arrears, part payment of instalments or missed instalments. Estimated future cash flows, that are discounted at the effective interest rate, are determined utilising past payment history and actual bad debt written off data.

32. New accounting pronouncements

At the dates of authorisation of these financial statements, there are Standards and Interpretations in issue but not yet effective. These include the following Standards and Interpretations that are applicable to the business of the Group and may have an impact on future financial statements:

- IFRS 7 – Financial Instruments: Disclosures
- IFRS 8 – Operating segments
- IFRIC 10 – Interim Financial Reporting and Impairment
- IFRIC 11 – Share-based payment involving an entity's own equity instruments in which the entity chooses or is required to buy its own equity instruments (treasury shares) to settle the share-based payment obligation
- IFRIC 12 – Service Concession Arrangements
- IFRIC 13 – Customer Loyalty Programmes
- IFRIC 14 – IAS 19: The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their interaction
- Amendment to IAS 1 – Capital Disclosures
- Amendment to IAS 1 – Presentation of financial statements
- IAS 23 – Borrowing costs
- AC 503 – Accounting for BEE transactions

IFRS 7

In August 2005, the International Accounting Standards Board (IASB) issued IFRS 7 – Financial Instruments: Disclosures (IFRS 7). The Standard adds certain new disclosures about financial instruments to those currently required by IAS 32 – Financial Instruments. The Standard replaces the disclosures currently required by IAS 30 – Disclosures in the Financial Statements of Banks and Similar Financial Institutions (IAS 30). The Standard therefore groups all financial instruments together in a new Standard. The Group is currently in the process of compiling the data for the comparative information and will adopt this Standard in the 2008 financial year.

32. New accounting pronouncements *(continued)*

IFRS 8

IFRS 8 replaces IAS 14 – Segment Reporting and is effective for financial periods beginning on or after 1 January 2009. This Standard is therefore effective for the Group's 2010 financial year, although earlier application is encouraged. In terms of IFRS 8, an entity is required to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Upon adoption of IFRS 8, the identification of the Group's segments may or may not change. The impact that the application of the new Standard will have on the Group is currently being evaluated.

IFRIC 10

In July 2006 the IASB issued IFRIC 10 – Interim Financial Reporting and Impairment (IFRIC 10) effective for annual periods beginning on or after 1 November 2006. The interpretation addresses an apparent conflict between the requirements of IAS 34 – Interim Financial Reporting (IAS 34) and those in other standards on the recognition and reversal in financial statements of impairment losses on goodwill and certain financial assets. IFRIC 10 concludes that:

- an entity shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost; and
- an entity shall not extend this consensus by analogy to other areas of potential conflict between IAS 34 and other standards.

The Group will adopt IFRIC 10 during the 2008 financial year and does not believe that the adoption of the interpretation will have any effect.

IFRIC 11

IFRIC 11 provides guidance on applying IFRS 2 in three circumstances, namely:

- share-based payment involving an entity's own equity instruments in which the entity chooses or is require to buy its own equity instruments (treasury shares) to settle the share-based payment obligation;
- a parent grants rights to its equity instruments to employees of its subsidiary; and
- a subsidiary grants rights to equity instruments of its parent to employees of its subsidiary.

The Group will adopt IFRIC 11 during the 2008 financial year and does not believe that the adoption of the interpretation will have any significant effect.

IFRIC 12

In November 2006, the IFRIC issued IFRIC 12 – Service Concession Arrangements. This interpretation is effective for annual periods beginning on or after 1 January 2008. The interpretation addresses the accounting by private sector operators involved in the provision of public sector infrastructure assets and services, such as schools and roads. The impact that the application of the new interpretation will have on the Group is currently being evaluated.

IFRIC 13

In June 2007, the IFRIC issued IFRIC 13 – Customer Loyalty Programmes. This interpretation is effective for annual periods beginning on or after 1 July 2008. The interpretation addresses accounting by entities that grant loyalty award credits (such as points or travel miles) to customers who buy goods or services. Specifically, it explains how such entities should account for the obligations to provide free or discounted goods or services (awards) to customers who redeem award credits. This interpretation is not applicable to the business of the Group and will therefore have no impact on the future financial statements.

IFRIC 14

In June 2007, the IFRIC issued IFRIC 14 – IAS 19: The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. This interpretation is effective for annual periods beginning on or after 1 January 2008. IFRIC 14 address three issues:

- how entities should determine the limit placed by IAS 19 – Employee Benefits on the amount of a surplus in a pension plan that can be recognised as an asset in the entity's financial statements;
- how a minimum funding requirement affects that limit; and
- when a minimum funding requirement creates an onerous obligation that should be recognised as a liability in addition to that otherwise recognised under IAS 19.

32. New accounting pronouncements *(continued)*

Amendment to IAS 1 – Capital Disclosures

IAS 1 Presentation of Financial Statements was amended in conjunction with the release of IFRS 7. The amendments impose additional requirements for the disclosure of:

- the entity's objectives, policies and processes for managing capital;
- quantitative data about what the entity regards as capital;
- whether the entity has complied with any capital requirements; and
- if it has not complied, the consequences of such non-compliance.

The amendment to IAS 1 is effective for annual periods beginning on or after 1 January 2007.

Amendment to IAS 1 – Presentation of Financial Statements

On 6 September 2007, the IASB issued IAS 1 (revised) – Presentation of Financial Statements. This statement is effective for all annual periods beginning on or after 1 January 2009. This statement requires an entity to present all non-owner changes in equity (that is "comprehensive income") either in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). Its also requires an entity to present a balance sheet at the beginning of the earliest comparative period in a complete set of financial statements when the entity applies an accounting policy retrospectively or makes a retrospective restatement. This statement changes the title of financial statements as follows:

- the balance sheet will become the statement of financial position;
- the income statement will become the statement of comprehensive income; and
- the cash flow statement will become the statement of cash flows;

This statement will affect only the disclosure of financial information and will be adopted by the Group by the effective date.

IAS 23

On 29 March 2007, the IASB issued a number of amendments to IAS 23 – Borrowing Costs. These amendments eliminate the option available in the previous version of the Standard to recognise all borrowing costs as an expense immediately. The revised Standard states that to the extent that borrowing costs relate to the acquisition, construction or production of a qualifying asset, borrowing costs are required to be capitalised as part of the cost of that asset. All other borrowing costs should be expensed as incurred.

The revised Standard is effective for annual periods beginning on or after 1 January 2009, with early application permitted. Retrospective application is not required. The Group will adopt this Standard by the effective date.

AC 503

AC 503 – Accounting for BEE transactions (AC 503) deals with black economic empowerment transactions where the fair value of cash and other assets received is less than the fair value of the equity instruments granted to the black economic empowerment candidates. Furthermore, AC 503 only applies where the difference is as a result of the entity obtaining black economic empowerment equity credentials. This standard will not affect the Group as it has not entered into any BEE transactions to date.

		South Africa	Neighbouring countries	Europe	Total
2007					
Revenue	Rm	12 008	398	501	12 907
Operating profit	Rm	1 476	42	22	**1 540**
Depreciation	Rm	112	2	3	**117**
Total assets	Rm	9 431	293	121	**9 845**
Total current liabilities	Rm	2 407	30	92	**2 529**
Capital expenditure	Rm	202	3	5	**210**
Operating margin	%	12,3	10,6	4,4	**11,9**
Total sale of merchandise	Rm	8 516	311	498	**9 325**
Share of Group sale of merchandise	%	91,3	3,4	5,3	**100,0**
Credit sales	Rm	3 489	108		**3 597**
Percentage of total	%	41,0	34,7		**38,6**
Cash sales	Rm	5 027	203	498	**5 728**
Percentage of total	%	59,0	65,3	100,0	**61,4**
Number of stores		996	27	55	**1 078**
Revenue per store	R000	12 056	14 741	9 109	**11 973**
Number of employees		18 329	599	629	**19 557**
Revenue per employee	R000	655	664	797	**660**
Instalment sale receivables – gross	Rm	7 630	195		**7 825**
2006					
Revenue	Rm	11 275	357	307	11 939
Operating profit	Rm	1 992	29	3	2 024
Depreciation	Rm	102	2	8	112
Total assets	Rm	9 791	251	73	10 115
Total current liabilities	Rm	2 431	51	70	2 552
Capital expenditure	Rm	278	1	7	286
Operating margin	%	17,7	8,1	1,0	17,0
Total sale of merchandise	Rm	7 843	275	305	8 423
Share of Group sale of merchandise	%	93,1	3,3	3,6	100,0
Credit sales	Rm	3 647	102		3 749
Percentage of total	%	46,5	37,1		44,5
Cash sales	Rm	4 196	173	305	4 674
Percentage of total	%	53,5	62,9	100,0	55,5
Number of stores		958	27	43	1 028
Revenue per store	R000	11 769	13 222	7 140	11 614
Number of employees		17 166	671	524	18 361
Revenue per employee	R000	657	532	586	650
Instalment sale receivables – gross	Rm	7 668	189		7 857

		Traditional retail	Financial services	Cash retail	International	Corporate	Total
2007							
Revenue	Rm	5 566	3 278	3 841	501	(279)#	12 907
Operating profit	Rm	455	1 068	270	22	(275)	1 540
Depreciation	Rm	12		21	3	81	117
Total assets	Rm	474	5 995	744	121	2 511	9 845
Total current liabilities	Rm	1 031	40	612	92	754	2 529
Capital expenditure	Rm	17		55	5	133	210
Operating margin	%	8,2	32,6	7,0	4,4		11,9
Total sale of merchandise	Rm	4 989		3 838	498		9 325
Share of Group sale of merchandise	%	53,5		41,2	5,3		100,0
Credit sales	Rm	3 597					3 597
Percentage of total	%	72,1					38,6
Cash sales	Rm	1 392		3 838	498		5 728
Percentage of total	%	27,9		100,0	100,0		61,4
Deposit rate on credit sales	%		13,2				13,2
Number of stores		951	951	72	55		1 078
Revenue per store	R000	5 853	3 447	53 347	9 109		11 973
Retail square meterage		521 094	57 900	72 064	40 718		691 776
Revenue per square metre	Rand	10 681	56 615	53 300	12 304		18 658
Number of employees		9 915	5 256	3 182	629	575	19 557
Revenue per employee	R000	561	624	1 207	797		660
Instalment sale receivables – gross	Rm		7 825				7 825
Bad debts written off	Rm		641				641
Bad debts written off as a percentage of gross receivables	%		8,2				8,2
Receivables' arrears	Rm		801				801
Receivables' arrears as a percentage of gross receivables	%		10,2				10,2
Collection rate	%		6,8				6,8
Average length of the book	Months		14,7				14,7

#Elimination of interdivisional origination fees.

Principles applied in preparing the segmental analysis

Traditional retail revenue comprises sale of merchandise, handling charges and an 8% origination fee on credit sales.

Financial services revenue comprises finance income, insurance income, initiation fees, monthly service fee realised over 24 months (post 1 June 2007) and club fees.

Operating expense categories have been allocated between traditional retail and financial services as follows:

	Traditional retail	Financial services
Administration	35%	65%
Credit control and collection	—	100%
Debtors costs	—	100%
Marketing	100%	—
Occupancy	100%	—
Origination fee – 8% on credit sales	—	100%
Staff and travel	68%	32%
Technology	55%	45%

		Traditional retail	Financial services	Cash retail	International	Corporate	Total
2006							
Revenue	Rm	5 644	3 206	3 075	307	(293)*	11 939
Operating profit	Rm	573	1 434	266	3	(252)	2 024
Depreciation	Rm	10		17	8	77	112
Total assets	Rm	441	6 046	543	73	3 012	10 115
Total current liabilities	Rm	1 060	35	444	70	943	2 552
Capital expenditure	Rm	17		25	7	237	286
Operating margin	%	10,2	44,7	8,7	1,0		17,0
Total sale of merchandise	Rm	5 044		3 074	305		8 423
Share of Group sale of merchandise	%	59,9		36,5	3,6		100,0
Credit sales	Rm	3 749					3 749
Percentage of total	%	74,3					44,5
Cash sales	Rm	1 295		3 074	305		4 674
Percentage of total	%	25,7		100,0	100,0		55,5
Deposit rate on credit sales	%		13,9				13,9
Number of stores		927	927	58	43		1 028
Revenue per store	R000	6 088	3 458	53 017	7 140		11 614
Retail square meterage		508 882	56 543	57 012	33 326		655 763
Revenue per square metre	Rand	11 091	56 700	53 936	9 212		18 206
Number of employees		9 287	4 923	3 059	524	568	18 361
Revenue per employee	R000	608	651	1 005	586		650
Instalment sale receivables – gross	Rm		7 857				7 857
Bad debts written off	Rm		441				441
Bad debts written off as a percentage of gross receivables	%		5,6				5,6
Receivables' arrears	Rm		638				638
Receivables' arrears as a percentage of gross receivables	%		8,1				8,1
Collection rate	%		7,1				7,1
Average length of the book	Months		14,1				14,1

**Elimination of interdivisional origination fees.*

		Russells		Joshua Doore		Bradlows	
		2007	2006	**2007**	2006	**2007**	2006
Revenue	Rm	**2 318**	2 372	**1 650**	1 674	**878**	885
Operating profit	Rm	**457**	637	**286**	397	**130**	172
Depreciation	Rm	**2**	2	**2**	2	**2**	1
Total assets	Rm	**1 648**	1 696	**1 225**	1 249	**666**	659
Total current liabilities	Rm	**271**	296	**208**	224	**113**	124
Capital expenditure	Rm	**3**	3	**2**	4	**2**	3
Operating margin	%	**19,7**	26,9	**17,3**	23,7	**14,8**	19,4
Total sale of merchandise	Rm	**1 367**	1 414	**958**	989	**584**	591
Share of Group sale of merchandise	%	**14,6**	16,8	**10,3**	11,8	**6,3**	7,0
Credit sales	Rm	**951**	1 022	**681**	713	**407**	429
Percentage of total sales	%	**69,6**	72,3	**71,1**	72,1	**69,7**	72,6
Cash sales	Rm	**416**	392	**277**	276	**177**	162
Percentage of total sales	%	**30,4**	27,7	**28,9**	27,9	**30,3**	27,4
Deposit rate on credit sales	%	**13,3**	13,0	**12,5**	14,4	**15,6**	15,6
Number of stores		**204**	201	**148**	148	**93**	91
Revenue per store	R000	**11 363**	11 801	**11 149**	11 311	**9 441**	9 725
Retail square meterage		**145 288**	141 843	**111 372**	109 105	**69 108**	66 913
Revenue per square metre	Rand	**15 955**	16 723	**14 815**	15 343	**12 705**	13 226
Number of employees		**3 463**	3 358	**2 776**	2 691	**1 605**	1 402
Revenue per employee	R000	**669**	706	**594**	622	**547**	631
Instalment sale receivables – gross	Rm	**2 040**	2 125	**1 466**	1 503	**720**	716
Bad debts written off	Rm	**181**	119	**112**	73	**35**	25
Bad debts written off as a percentage of gross receivables	%	**8,9**	5,6	**7,6**	4,9	**4,9**	3,5
Receivables' arrears	Rm	**226**	180	**136**	100	**56**	43
Receivables' arrears as a percentage of gross receivables	%	**11,1**	8,5	**9,3**	6,7	**7,8**	6,0
Collection rate	%	**6,9**	7,2	**6,9**	7,1	**7,6**	7,9
Average length of the book	Months	**14,5**	13,9	**14,5**	14,1	**13,2**	12,7

Price 'n Pride		Electric Express		Morkels		Barnetts		Supreme		Credit chains Sub-total	
2007	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
995	1 014	**471**	485	**1 173**	1 119	**931**	880	**149**	128	**8 565**	8 557
134	200	**36**	76	**226**	255	**234**	258	**20**	12	**1 523**	2 007
2	2	**1**	—	**1**	1	**1**	1	**1**	1	**12**	10
826	839	**315**	331	**887**	828	**784**	731	**118**	154	**6 469**	6 487
118	106	**60**	70	**173**	170	**104**	104	**24**	1	**1 071**	1 095
2	3	**1**	1	**2**	1	**2**	2	**3**	-	**17**	17
13,5	19,7	**7,6**	15,7	**19,3**	22,8	**25,1**	29,3	**13,4**	9,4	**17,8**	23,5
514	527	**276**	288	**733**	703	**466**	455	**91**	77	**4 989**	5 044
5,5	6,3	**3,0**	3,4	**7,8**	8,3	**5,0**	5,4	**1,0**	0,9	**53,5**	59,9
448	472	**180**	191	**452**	458	**404**	401	**74**	63	**3 597**	3 749
87,2	89,6	**65,2**	66,3	**61,7**	65,1	**86,7**	88,1	**81,3**	81,8	**72,1**	74,3
66	55	**96**	97	**281**	245	**62**	54	**17**	14	**1 392**	1 295
12,8	10,4	**34,8**	33,7	**38,3**	34,9	**13,3**	11,9	**18,7**	18,2	**27,9**	25,7
12,0	12,1	**16,2**	16,8	**14,0**	15,2	**11,1**	12,0	**16,7**	15,2	**13,2**	13,9
125	122	**122**	117	**118**	117	**121**	113	**20**	18	**951**	927
7 960	8 311	**3 861**	4 145	**9 941**	9 564	**7 694**	7 788	**7 450**	7 111	**9 006**	9 231
72 705	72 571	**17 108**	16 709	**82 779**	83 185	**67 093**	63 079	**13 541**	12 020	**578 994**	565 425
13 685	13 973	**27 531**	29 026	**14 170**	13 452	**13 876**	13 951	**11 004**	10 649	**14 793**	15 134
2 044	1 970	**851**	758	**2 023**	1 923	**2 036**	1 807	**373**	301	**15 171**	14 210
487	515	**553**	640	**580**	582	**457**	487	**399**	425	**565**	602
1 084	1 116	**392**	411	**1 006**	938	**982**	931	**129**	113	**7 819**	7 853
124	88	**40**	26	**54**	43	**84**	52	**11**	15	**641**	441
11,4	7,9	**10,2**	6,3	**5,4**	4,6	**8,6**	5,6	**8,5**	13,3	**8,2**	5,6
148	127	**40**	28	**65**	47	**120**	98	**10**	15	**801**	638
13,7	11,4	**10,2**	6,8	**6,5**	5,0	**12,2**	10,5	**7,8**	13,3	**10,2**	8,1
5,9	6,0	**6,9**	7,2	**7,5**	7,9	**6,1**	6,5	**7,2**	7,8	**6,8**	7,1
16,9	16,7	**14,5**	13,9	**13,3**	12,7	**16,4**	15,4	**13,9**	12,8	**14,7**	14,1

		Hi-Fi Corporation		Incredible Connection	
		2007	2006	2007	2006*
Revenue	Rm	2 241	2 033	1 600	1 042
Operating profit	Rm	138	183	132	83
Depreciation	Rm	7	5	14	12
Total assets	Rm	377	285	367	258
Total current liabilities	Rm	305	165	307	279
Capital expenditure	Rm	16	8	39	17
Operating margin	%	6,2	9,0	8,3	8,0
Total sale of merchandise	Rm	2 240	2 033	1 598	1 041
Share of Group sale of merchandise	%	24,0	24,1	17,2	12,4
Credit sales	Rm				
Percentage of total sales	%				
Cash sales	Rm	2 240	2 033	1 598	1 041
Percentage of total sales	%	100,0	100,0	100,0	100,0
Deposit rate on credit sales	%				
Number of stores		28	21	44	37
Revenue per store	R000	80 036	96 810	36 364	
Retail square meterage		44 313	33 203	27 751	23 809
Revenue per square metre	Rand	50 572	61 229	57 656	
Number of employees		2 134	1 858	1 048	1 201
Revenue per employee	R000	1 050	1 094	1 527	
Instalment sale receivables – gross	Rm	6	4		
Bad debts written off	Rm				
Bad debts written off as a percentage of gross receivables	%				
Receivables' arrears	Rm				
Receivables' arrears as a percentage of gross receivables	%				
Collection rate	%				
Average length of the book	Months				

*9 months.

Abra		Corporate		Group	
2007	2006	2007	2006	2007	2006
501	307			12 907	11 939
22	3	(275)	(252)	1 540	2 024
3	8	81	77	117	112
121	73	2 511	3 012	9 845	10 115
92	70	754	943	2 529	2 552
5	7	133	237	210	286
4,4	1,0			11,9	17,0
498	305			9 325	8 423
5,3	3,6			100,0	100,0
				3 597	3 749
				38,6	44,5
498	305			5 728	4 674
100,0	100,0			61,4	55,5
				13,2	13,9
55	43			1 078	1 028
9 109	7 140			11 973	11 614
40 718	33 326			691 776	655 763
12 304	9 212			18 658	18 206
629	524	575	568	19 557	18 361
797	586			660	650
				7 825	7 857
				641	441
				8,2	5,6
				801	638
				10,2	8,1
				6,8	7,1
				14,7	14,1

	2007	2006
The JD Group Employee Share Incentive Scheme	Number of shares	
Shares available		
At beginning of year	19 184 429	17 005 500
Additional shares made available to the directors in terms of the scheme	1 940 369	2 815 988
Options granted	(2 115 000)	(822 622)
Options forfeited	282 069	185 563
At end of year	19 291 867	19 184 429
Share options granted		
At beginning of year	7 515 571	9 319 500
Options granted	2 115 000	822 622
Options forfeited	(282 069)	(185 563)
Options exercised	(1 640 369)	(2 440 988)
At end of year	7 708 133	7 515 571
Number of participants	159	160
Shares available for utilisation		
At beginning of year	646 361	587 349
Issued to the trust	2 000 000	2 500 000
Shares acquired in the open market	3 500 000	—
Options exercised	(1 640 369)	(2 440 988)
At end of year	4 505 992	646 361
	Rm	Rm
Loan by the Company to the Trust	243	25
Fair value of shares	314	43

1. Purpose

The JD Group Employee Share Incentive Scheme, which was approved by the directors on 29 March 1996, amended by special resolution on 31 January 2001 and amended again on 11 August 2003, is intended as an incentive to current and future employees (including executive and non-executive directors) of JD Group to render services to the Company by giving them the opportunity to acquire ordinary shares and enabling them to share in the wealth of the Company.

2. Option price

The price payable by a participant upon the exercise of share options in terms of this scheme, shall be an amount equal to 90% of the closing price at which shares of the Company are traded at the close of business on the JSE on the trading day immediately preceding the date upon which the board will have resolved to grant, or direct the trustees to grant, the relevant option.

Each share option shall confer the right on the holder thereof to subscribe for or purchase one share at the option price.

3. Exercise of share options

Share options may not be exercised until after a period, calculated from the date of acceptance of the offer, as follows:

3.1 more than two years shall have elapsed, in which event not more than 25%;

3.2 more than three years shall have elapsed, in which event not more than 50% cumulatively;

3.3 more than four years shall have elapsed, in which event not more than 75% cumulatively; and

3.4 more than five years shall have elapsed, in which event all of the relevant share options may be exercised, but within seven years, provided that the board may, subject to the lapsing of a share option, permit exercise dates contemplated above to be anticipated or postponed to such other date(s) and to the extent determined by the board.

4. Share options granted

Date of grant	Price (cents)	Number of shares at 31 August 2007
4 October 1999	2 907	500
25 May 2000	2 984	250 000
22 November 2000	2 848	3 550
2 May 2001	2 720	300 000
30 May 2002	1 428	77 300
20 February 2003	1 619	794 500
25 July 2003	2 342	60 000
10 September 2003	2 803	475 000
25 February 2004	3 690	340 500
19 May 2004	3 510	1 475 000
24 May 2005	5 625	353 750
7 June 2005	5 400	735 000
30 November 2005	7 250	761 033
7 February 2007	7 983	1 159 000
31 July 2007	6 363	923 000
		7 708 133

5. The JD Group Limited Share Incentive Trust ("Jodtrust")

The JD Group Employee Share Incentive Trust has effectively replaced Jodtrust and Jodtrust will be wound up.

6. Dividends and voting rights

Dividends in respect of shares held in terms of the credit sale scheme are payable to the trust and are credited to the participant's loan account until such time as the shares have been paid for in full by the participant, whereafter the dividends accrue and are paid to the participant.

Voting rights in respect of shares held in terms of the credit sale scheme vest with the trustees. Until such time as the shares have been paid for in full by the participant.

7. Principal terms of loans

7.1 Loans between the Company and the trust:

Loans bear interest at rates agreed to between the trustees and the Company from time to time.

7.2 Loans between the trust and participants:

Loans bear interest at rates determined by the trustees from time to time.

The Company operates as an investment holding company only. All trading and banking is conducted though its wholly owned subsidiaries. Consequently, no cash flow statement is presented. The statement of changes in equity has not been prepared as the movement is evident from the Company income statement and Group statement of changes in equity.

	Notes	2007 Rm	2006 Rm
Income statement			
Dividend received from JDG Trading (Pty) Ltd		1 000	163
Revaluation of investment		218	215
Profit before taxation		1 218	378
Taxation – secondary taxation on companies		72	69
Profit attributable to shareholders		1 146	309
Balance sheet			
Assets			
Investment in JDG Trading (Pty) Ltd			
– shares at cost		1 091	1 091
Loan to JDG Trading (Pty) Ltd	1	1 858	690
Interest in subsidiary company – JDG Trading (Pty) Ltd		2 949	1 781
Investment – unlisted	2	—	987
Share incentive trust		243	11
Bank balances		1	2
		3 193	2 781
Equity and liabilities			
Share capital and premium	3	2 118	2 057
Retained income		971	371
Opening balance		371	797
Profit attributable to shareholders		1 146	309
Distribution to shareholders		(546)	(735)
Shareholders for dividend	3	103	324
		3 192	2 752
Other liabilities		1	29
		3 193	2 781

Notes

1. The loan to JDG Trading (Pty) Ltd is interest free with no fixed date of repayment.
2. The directors' valuation represents the fair value as stated.
3. Refer to the Group statement of changes in equity on page 107.
4. The Company has issued guarantees to the providers of finance to its direct subsidiary, JDG Trading (Pty) Ltd, for repayment of bank borrowings (disclosed in note 19) for the amount of R612,9 million (2006: R675,7 million).

	Notes	Country of incorporation	Percentage interest held 2007 %	2006 %
Direct subsidiary				
JDG Trading (Pty) Ltd*	6	South Africa	**100**	100
Indirect subsidiaries				
Courts Megastore (Pty) Ltd*		South Africa	**100**	100
Connection Group Holdings (Pty) Ltd*		South Africa	**100**	100
JD Group Asset Financing (Pty) Ltd†		South Africa	**100**	100
JD Group International (Pty) Ltd‡		South Africa	**100**	100
Profurn Limited‡		South Africa	**100**	100
Protea Furnishers S.A. (Pty) Ltd*		South Africa	**100**	100
Supreme Furnishers (Pty) Ltd‡		South Africa	**100**	100
JD Group Europe B.V.•		The Netherlands	**100**	100
Abra S.A.*		Poland	**100**	100
Aazad Electrical Construction (Pty) Ltd*		Botswana	**100**	100
Barnetts Furnitures (Botswana) (Pty) Ltd*		Botswana	**100**	100
Hi Fi & Electric Warehouse (Pty) Ltd*		Botswana	**100**	100
JD Group (Botswana) (Pty) Ltd*		Botswana	**100**	100
JD Group (Lesotho) (Pty) Ltd*		Lesotho	**100**	100
Supreme Furnishers (Lesotho) (Pty) Ltd*		Lesotho	**100**	100
Profurn (Moçambique) Limitada*		Moçambique	**100**	100
JD Group (Namibia) (Pty) Ltd*		Namibia	**100**	100
Protea Furnishers (Namibia) (Pty) Ltd*		Namibia	**100**	100
Barnetts (Swaziland) (Pty) Ltd*		Swaziland	**100**	100
JD Group (Swaziland) (Pty) Ltd*		Swaziland	**100**	100
Non-consolidated subsidiaries				
Finserve Mauritius Limited	4	Mauritius	**100**	100
Hifi and Electric City (Zambia) (Pty) Ltd	5	Zambia	**100**	100
Prosure Insurance Limited	4	Mauritius	**100**	100
Supreme Furnishers (Namibia) (Pty) Ltd	5	Namibia	**100**	100
Secureco Three (Pty) Ltd	5	Namibia	**100**	100

Notes

1. All the above are unlisted companies.
2. Activities of subsidiaries
   **Retailers of household furniture, appliances and home entertainment products*
   †Asset financing company
   ‡Investment holding company
   •European investment holding company
3. A list of dormant and name protection companies is available for inspection by members at the registered office of the Company.
4. The winding up and deregistration of these non-trading companies has been delayed until resolution of outstanding taxation matters.
5. The process of closure and deregistration is taking longer than originally anticipated.
6. The audit opinion of this subsidiary for the 2007 financial year has been qualified due to a reportable irregularity. Management are of the opinion that the appropriate action has been taken to address the effects of this irregularity in the 2007 financial year.

Issued share capital		Direct interest of holding company			
		Shares		Indebtedness	
2007 Currency*	2006 Currency*	2007 Rm	2006 Rm	2007 Rm	2006 Rm
655 660	655 660	1 091	1 091	1 858	690
1 000	1 000				
1 753 041	1 753 041				
200	200				
11	11				
543 565	543 565$				
30 000	30 000				
224	224				
18 151#	18 151#				
44 090 820	44 090 820				
100	100				
10	10				
100	100				
100	100				
100	100				
1 000	1 000				
842 500	842 500				
100	100				
1	1				
200	200				
2	2				
1	1				
50 000	50 000				
100 000	100 000				
1	1				
1 000	1 000				

**Reflected in local currency (Mauritius in US Dollars)*
#Reflected in Euro
$Comparative restated to exclude share premium

ANALYSIS OF SHAREHOLDERS

	Number of shareholders	% of total	Number of shares	% of total
Geographical location of shareholders				
South Africa	4 843	95,7	108 993 373	60,5
United States of America	88	1,7	38 166 584	21,2
United Kingdom	36	0,7	26 943 614	15,0
Luxembourg	11	0,2	2 857 901	1,6
Namibia	40	0,8	926 712	0,5
Other	41	0,9	2 111 816	1,2
	5 059	100,0	180 000 000	100,0
Size of holding				
1 – 1 000	3 673	72,6	1 222 081	0,7
1 001 – 10 000	913	18,1	2 734 150	1,5
10 001 – 100 000	298	5,9	10 575 351	5,9
100 001 – 1 000 000	143	2,8	42 288 604	23,5
Over 1 000 000	32	0,6	123 179 814	68,4
	5 059	100,0	180 000 000	100,0
Category of shareholders				
Banks	124	2,4	47 970 866	26,6
Pension funds	170	3,4	44 629 461	24,8
Mutual funds	210	4,2	40 065 161	22,3
Investment companies	82	1,6	22 618 793	12,6
Insurance companies	19	0,4	14 537 023	8,1
Private investors	3 475	68,7	2 772 380	1,5
Other companies and corporate bodies	267	5,3	1 515 682	0,8
Other managed funds	711	14,0	1 384 642	0,8
Share incentive scheme	1		4 505 992	2,5
	5 059	100,0	180 000 000	100,0
Non-public shareholders				
(included above)				
Directors	4	—	264 856	0,1
Pension fund	1	—	7 200	—
Share incentive scheme	1	—	4 505 992	2,5
	6	—	4 778 048	2,6
Registration				
Materialised	345	6,8	97 166	0,0
Dematerialised	4 714	93,2	179 902 834	100,0
	5 059	100,0	180 000 000	100,0

		% held
To the best of the Company's knowledge:		
Beneficial shareholders with a holding of 3% or more		
Public Investment Corporation	24 011 257	13,3
Old Mutual Group	22 728 655	12,6
Franklin Templeton Investments	15 254 494	8,5
Liberty Group	12 844 724	7,1
Investec	5 739 974	3,2
	80 579 104	44,7
Fund managers with a holding of 5% or more		
Old Mutual Investment Group	29 835 090	16,6
Public Investment Corporation	19 979 613	11,1
Investec Asset Management	18 409 535	10,2
Franklin Templeton Investments	11 969 444	6,7
Stanlib Asset Management	13 701 380	7,6
	93 895 062	52,2

NOTICE TO SHAREHOLDERS

Notice is hereby given that the annual general meeting of the Company's shareholders will be held in the boardroom, 11th Floor, JD House, 27 Stiemens Street, Braamfontein, Johannesburg on Wednesday, 6 February 2008 at 08:00 to conduct the following business:

1. **Ordinary resolution number 1**

   The adoption of the annual financial statements

   To receive and adopt the annual financial statements of the Group and the Company for the financial year ended 31 August 2007, including the directors' report and the report of the independent auditors therein.

2. **Ordinary resolution number 2**

   The re-election of directors

   To elect directors of the Company in accordance with its articles of association which provide that:

   - at least one-third of the directors, being those longest in office at the date of the annual general meeting, should retire, but that such directors may offer themselves for re-election; and
   - any director appointments made by the board since the previous annual general meeting require confirmation.

   To elect the following directors who, in terms of the Company's articles of association are required to retire by rotation at the annual general meeting and, being entitled thereto, have offered themselves for re-election:

   2.1 JHC Kok

   2.2 IS Levy

   2.3 M Lock

   2.4 MJ Shaw

   2.5 HC Strauss

   Voting for the directors will be conducted individually.

   To confirm the following directors' appointments retrospectively with effect from 17 September 2007:

   2.6 KR Chauke

   2.7 HP Greeff

   2.8 AG Kirk

   An abbreviated curriculum vitae of each of these directors is set out on pages 12 and 13 of this annual report.

3. **Ordinary resolution number 3**

   The renewal of the authority that a maximum of 10 million unissued shares be placed under the control of the directors

   To renew the authority that a maximum of 10 million unissued shares in the capital of the Company (equivalent to 5,6% of the Company's current issued share capital) be placed under the control of the directors at their discretion until the next annual general meeting of the Company as a general authority in terms of section 221(2) of the Companies Act 61 of 1973, as amended (the Act), subject to the provisions of the Act and the Listings Requirements of the JSE Limited (JSE).

4. **Ordinary resolution number 4**

   The re-appointment of the auditors

   To re-appoint Deloitte & Touche as independent auditors of the Company for the ensuing period terminating on the conclusion of the next annual general meeting of the Company and to authorise the directors to fix the auditors' remuneration for the past year.

5. **Ordinary resolution number 5**

   Cancellation of management agreement with Sustein Management (Proprietary) Limited

   To approve the cancellation of the management agreement entered into between the Company and JDG Trading (Proprietary) Limited with Sustein Management (Proprietary) Limited with effect from 28 February 2008.

   The reason for the cancellation of this agreement is that its original intent has been fulfilled, and it no longer serves a useful purpose.

6. **Special resolution**

   The authority to repurchase shares

   That the Company hereby approves, as a general approval contemplated in the Companies Act 61 of 1973 ("Act"), the repurchase of shares from time to time, either by the Company itself or by its subsidiaries, of the Company's issued shares, upon such terms and conditions and in such amounts as the directors of the Company may from time to time decide, subject however to the provisions of the Act and the Listings Requirements of the JSE, it being recorded that in terms of the Listings Requirements of the JSE, general repurchases of the Company's shares can only be made subject to the following:

6.1 that the Company and its subsidiaries are enabled by their articles of association to repurchase such shares;

6.2 that the repurchase of shares be effected through the order book operated by the JSE trading system and be done without any prior understanding or arrangement between the Company and the counterparty;

6.3 that the Company and its subsidiaries are authorised by their members in terms of a special resolution taken at general meetings, to make such general repurchases, such authorisation being valid only until the next annual general meetings or for 15 months from the date of this special resolution, whichever is the earlier date;

6.4 that an announcement be made giving such details as may be required in terms of the Listings Requirements of the JSE when the Company has cumulatively repurchased 3% of the initial number (the number of that class of share in issue at the time that the general authority is granted) of the relevant class of shares and for each 3% in aggregate of the initial number of that class acquired thereafter;

6.5 at any one time the Company may only appoint one agent to effect any repurchase on the Company's behalf;

6.6 the repurchase of shares will not take place during a prohibited period and will not affect compliance with the shareholders' spread requirements as laid down by the JSE;

6.7 the repurchase of shares shall not, in the aggregate, in any one financial year, exceed 20% of the Company's issued share capital and a maximum of 10% in aggregate of the Company's issued share capital that may be repurchased in terms of the Act, by the subsidiaries of the Company, at the time this authority is given; and

6.8 the repurchase of shares may not be made at a price greater than 10% above the weighted average traded price of the market value of the shares as determined over the five business days immediately preceding the date on which the transaction is effected.

The reason for this special resolution is to grant the Company and its subsidiaries a general authority to repurchase the Company's shares by way of open market transactions on the JSE, subject to the Act and the Listings Requirements of the JSE.

The effect of this special resolution would be that the Company and its subsidiaries will have been authorised generally to repurchase the Company's shares on the open market, subject to the Act and the Listings Requirements of the JSE.

At the present time the directors have no specific intention with regard to the utilisation of this authority, which will only be used if the circumstances are appropriate.

Disclosures required in terms of the Listings Requirements of the JSE

In terms of the Listings Requirements of the JSE, the following disclosures are required with reference to the repurchase of the Company's shares as set out in the special resolution above:

Working capital statement

The directors are of the opinion that, after considering the effect of the maximum repurchase permitted and the maximum general payments to shareholders, for a period of 12 months after the date of this notice of annual general meeting:

- the Company and the Group will be able, in the ordinary course of business, to pay its debts;
- the assets of the Company and the Group will be in excess of the liabilities of the Company and the Group, recognised and measured in accordance with the accounting policies used in the latest annual financial statements;
- the share capital and reserves of the Company and the Group will be adequate for ordinary business purposes; and
- the working capital resources of the Company and the Group will be adequate for ordinary business purposes.

Litigation statement

Other than disclosed or accounted for in this annual report, the directors of the Company, whose names are given on pages 12 and 13 of this annual report, are not aware of any legal or arbitration proceedings, pending or threatened against the Group, which may have or have had, in the 12 months preceding the date of this notice of annual general meeting, a material effect on the Group's financial position.

Directors' responsibility statement

The directors, whose names are given on pages 12 and 13 of this annual report, collectively and individually, accept full responsibility for the accuracy of the information pertaining to the above special resolution and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the above special resolution contains all information required.

Material changes

Other than the facts and developments reported on in this annual report, there have been no material changes in the affairs, financial or trading position of the Group since the signature date of this annual report and the posting date thereof.

The following further disclosures required in terms of the Listings Requirements of the JSE are set out in accordance with the reference pages in the annual report of which this notice forms part:

Directors and management *(refer to pages 12 and 13).*

Major shareholders of the Company *(refer to page 146).*

Directors' interests in the Company's shares *(refer to pages 81 and 90).*

Share capital *(refer to page 118).*

Voting and attendance

Certificated shareholders

Shareholders wishing to attend the annual general meeting have to ensure beforehand with the transfer secretaries of the Company that their shares are in fact registered in their name. Should this not be the case and the shares are registered in another name, or in the name of a nominee company, it is incumbent on shareholders attending the meeting to make the necessary arrangements with that party to be able to attend and vote in their capacity.

A shareholder entitled to attend and vote at the annual general meeting is entitled to appoint a proxy or proxies to attend, speak, and on a poll, vote in his/her stead. A proxy need not to be a shareholder of the Company.

For the convenience of registered shareholders of the Company, a form of proxy is enclosed herewith, containing detailed instructions in this regard.

Uncertificated shareholders

Beneficial owners of dematerialised shares who wish to attend the annual general meeting have to request their Central Securities Depository Participant (CSDP) or broker to provide them with a letter of representation, or they must provide the CSDP or broker with their voting instructions in terms of the relevant custody agreement entered into between them and the CSDP or broker.

Proxies

The instrument appointing a proxy and the authority (if any) under which it is signed must reach the transfer secretaries of the Company at the address given below, by no later than 08:00 on Monday, 4 February 2008. On a poll, ordinary shareholders will have one vote in respect of each share held.

By order of the board

J van Eden
Company secretary

2 November 2007

JD Group Limited
(Registration number 1981/009108/06)
(Incorporated in the Republic of South Africa)
JSE code: JDG
ISIN code: ZAE000030771
(the Company)

ADMINISTRATION

JD Group Limited
("JD" or "the Group")
Registration number: 1981/009108/06
JSE code: JDG
ISIN code: ZAE000030771

Executive directors
ID Sussman (executive chairman)
HC Strauss (chief executive officer)
KR Chauke, HP Greeff, AG Kirk, JHC Kok, G Völkel

Non-executive director
IS Levy

Independent non-executive directors
ME King, Dr D Konar, M Lock, MJ Shaw

Company secretary
Ms J van Eden

Registered office
11th Floor, JD House
27 Stiemens Street
Braamfontein, Johannesburg, 2001
(PO Box 4208, Johannesburg, 2000)
Telephone: +27 11 408 0408
Facsimile: +27 11 408 0604
E-mail: info@jdg.co.za

Transfer secretaries
Computershare Investor Services 2004 (Pty) Ltd
70 Marshall Street, Johannesburg, 2001
Telephone: +27 11 370 5000
Facsimile: +27 11 370 5663

ADR depository
File number 82-4401
The Bank of New York Company, Inc.
One Wall Street, New York, NY 10286
United States of America
Telephone: +1 212 495 1284
Facsimile: +1 212 635 1121

Sponsor
PSG Capital (Pty) Ltd
Building No 8, Woodmead Estate
1 Woodmead Drive, Woodmead, Sandton, 2157
Telephone: +27 11 797 8400
Facsimile: +27 11 797 8435

Independent auditors
Deloitte & Touche
221 Waterkloof Road
Waterkloof
Pretoria
0181

Attorneys
Feinsteins (Levy, Feinsteins & Associates Incorporated)
10th Floor, JD House
27 Stiemens Street
Braamfontein, Johannesburg, 2001
Telephone: +27 11 712 0700
Facsimile: +27 11 712 0712
E-mail: isl@feinsteins.co.za

SHAREHOLDERS' DIARY

Financial year end	31 August
Announcement of interim results	Published May
Announcement of annual results	Published November
Annual financial statements	Published November
Annual general meeting	6 February 2008
Interim dividend declaration	Declared May
Final dividend declaration	Declared November

JD GROUP

JD Group Limited
(Registration number 1981/009108/06)
(Incorporated in the Republic of South Africa)
JSE code: JDG ISIN code: ZAE000030771
(the Company)

FORM OF PROXY

For use by shareholders holding share certificates and shareholders who have dematerialised their share certificates and have elected "own name" registration through a Central Securities Depository Participant (CSDP) or broker, at the annual general meeting of the Company to be held at 08:00 on Wednesday, 6 February 2008

If you are a shareholder entitled to attend and vote at the abovementioned annual general meeting you can appoint a proxy to attend, vote and speak in your stead. A proxy need not be a shareholder of the Company.

If you are a shareholder and have dematerialised your share certificate through a CSDP or broker, and have not selected own name registration in the sub-register maintained by a CSDP, you must not complete this form of proxy but must instruct your CSDP or broker to issue you with the necessary authority to attend the annual general meeting, or if you do not wish to attend, you may provide your CSDP or broker with your voting instructions in terms of the custody agreement entered into with your CSDP or broker.

I/We (Name in block letters)

of (Address in block letters)

being a member/members of JD Group Limited and entitled to votes, hereby appoint

1. or failing him/her

2. or failing him/her

the chairman of the annual general meeting

as my/our proxy to act for me/us at the annual general meeting, to be held at 08:00 on Wednesday, 6 February 2008, in the boardroom, 11th Floor, JD House, 27 Stiemens Street, Braamfontein, Johannesburg and at any adjournment thereof, as follows:

	Number of JD Group ordinary shares		
Ordinary resolution	In favour	Against	Abstain
Number 1 Adoption of annual financial statements			
Number 2 Re-election of directors			
Number 2.1 JHC Kok			
Number 2.2 IS Levy			
Number 2.3 M Lock			
Number 2.4 MH Shaw			
Number 2.5 HC Strauss			
Number 2.6 KR Chauke			
Number 2.7 HP Greeff			
Number 2.8 AG Kirk			
Number 3 Authority to place a maximum of 10 million unissued shares under the control of the directors			
Number 4 Re-appointment of auditors			
Number 5 Cancellation of management agreement between the Company and Sustein Management (Proprietary) Limited			
Special resolution Authority to repurchase shares			

Signed at on 2007/2008

Member

Please read the instructions on the reverse side of this form of proxy.

1. On a poll a shareholder is entitled to one vote for each share held.
2. Forms of proxy must be lodged at, posted to or faxed to Computershare Investor Services 2004 (Pty) Ltd, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107, Fax +27 11 688 5238), to reach the Company by no later than 08:00 on Monday, 4 February 2008.
3. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space/s provided, with or without deleting the words "the chairman of the annual general meeting". Any such deletion must be individually initialled by the shareholder, failing which they will not have been validly effected. The person present at the annual general meeting whose name appears first on the form of proxy and has not been deleted shall be entitled to act as proxy to the exclusion of the persons whose names follow.
4. Any alterations or corrections to this form of proxy have to be initialled by the relevant signatory(ies).
5. Each shareholder is entitled to appoint one or more proxies (who need not be a shareholder(s) of the Company) to attend, speak and vote (either on a poll or by show of hands) in place of that shareholder at the annual general meeting.
6. Voting instructions for each of the resolutions must be completed by filling the number of votes (one per ordinary share) under the "In Favour", "Against" or "Abstain" headings on the form of proxy. If no instructions are filled in on the form of proxy, the chairman of the annual general meeting, if the chairman is the authorised proxy, or any other proxy shall be authorised to vote in favour of, against or abstain from voting as he/she deems fit.
7. A shareholder or his/her proxy is entitled but not obliged to vote in respect of all the ordinary shares held by the shareholder. The total number of votes for or against the ordinary and special resolutions and in respect of which any abstention is recorded may not exceed the total number of shares held by the shareholder.
8. Documentary evidence establishing the authority of a person signing this form must be attached to this form of proxy unless previously recorded by the transfer secretaries of the company or waived by the chairman of the annual general meeting.
9. This form of proxy is to be completed only by those shareholders who either still hold shares in a certificated form, or whose shares are recorded in their "own name" in electronic form in the sub-register.
10. Shareholders whose dematerialised shares are held in the name of a nominee and wish to attend the annual general meeting must contact their Central Securities Depository Participant (CSDP) or broker who will furnish them with the necessary letter of authority to attend the annual general meeting. Alternatively, they have to instruct their CSDP or broker as to how they wish to vote. This has to be done in terms of the agreement between the shareholder and the CSDP or the broker.
11. Shareholders who wish to attend and vote at the meeting must ensure that their letters of authority from their CSDP or broker reach the transfer secretaries not later than 08:00 on Monday, 4 February 2008.
12. The completion and lodging of this form of proxy does not preclude the relevant shareholder from attending the annual general meeting and speaking and voting in person to the exclusion of any proxy appointed by the shareholder.
13. The chairman of the annual general meeting may accept or reject any form of proxy which is completed and/or received other than in accordance with these instructions, provided that he shall not accept a proxy unless he is satisfied as to the manner in which a shareholder wishes to vote.

Transfer secretaries' office

Computershare Investor Services 2004 (Pty) Ltd
70 Marshall Street, Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

JD GROUP

www.jdg.co.za

END